As filed with the Securities and Exchange Commission on June 27, 2002
Registration No. 333-88710

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
To
FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

NPTEST, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	3825	81-0550988
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification No.)	(I.R.S. Employer Identification No.)

150 Baytech Drive
San Jose, CA 95134
(Address, Including Zip Code, of Registrant’s Principal Executive Offices)

Roland Ewubare
General Counsel
NPTEST, INC.
150 Baytech Drive
San Jose, CA 95134
(408) 586-8200
(Name, Address and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Gregory C. Smith, Esq.	William Hinman, Jr., Esq.
Keith L. Belknap, Jr., Esq.	Simpson Thacher & Bartlett
Hina Ahmad, Esq.	3330 Hillview Avenue
Skadden, Arps, Slate, Meagher & Flom LLP	Palo Alto, CA 94304
525 University Avenue	(650) 251-5000
Palo Alto, CA 94301
(650) 470-4500

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

We will amend and complete the information in this prospectus. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted or legal.

Subject to Completion, Dated June 27, 2002

             Shares

NPTest

Common Stock

$         per share

We are offering              newly issued shares of common stock to the public and the selling stockholders are offering              shares of common stock to the public. We will not receive any of the proceeds from the shares sold by the selling stockholders. We anticipate that the initial public offering price will be between $         and $         per share. Immediately after the offering, Schlumberger Limited will beneficially own approximately         % of our outstanding shares of common stock, assuming no exercise of the underwriters’ over-allotment option. The selling stockholders have granted the underwriters an option to purchase up to              additional shares of common stock to cover over-allotments.

No public market currently exists for our shares of common stock. We have applied to list our common stock on the New York Stock Exchange under the symbol “NP”.

Investing in our common stock involves risks. See “ Risk Factors” on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us before expenses	$	$
Proceeds to the selling stockholders before expenses	$	$

The underwriters expect to deliver the shares of common stock to purchasers on or about             , 2002.

Goldman, Sachs & Co.	Salomon Smith Barney
Lehman Brothers	Morgan Stanley

Prospectus dated             , 2002.

[Inside Cover Page]

[A picture of each of an NPTest Test and Probe System is depicted, together with the following text:

Probe Systems:	The IDS OptiFIB performs microscopic fixes within semiconductor chips to accelerate development and improve their performance.

Test Systems:	The DeFT structural test platform enables semiconductor manufacturers to customize and simplify their design for test strategy, effectively reducing the cost of test.]

Until             , 2002, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company and the securities being sold in this offering and the financial statements and notes thereto and the pro forma financial data appearing elsewhere in this prospectus. Unless the context otherwise indicates or requires, the term Schlumberger refers to Schlumberger Limited and its consolidated subsidiaries.

NPTest

We provide advanced test and diagnostic systems and related product engineering services to the semiconductor industry. Our customers include semiconductor manufacturers, foundries and assembly contractors worldwide. Our products are designed to enable our customers to accelerate prototype development and time to full-scale production, as well as to enhance the quality of product shipments. Test Systems, our largest product line, provides wafer level and final test equipment used in the design and manufacture of complex semiconductor integrated circuits. Our Probe Systems product line provides diagnostic equipment to identify and repair design flaws during prototype development, product characterization, initial production ramp and failure analysis. Our services include maintenance for our test and diagnostic systems and SABER, which provides design validation and product and test engineering services for integrated circuit vendors. As of March 31, 2002, we employed approximately 930 people worldwide.

The semiconductor industry is expected to experience growth in demand for semiconductors for use in personal computers, networking equipment, digital consumer electronics, wireless communication products and other applications. According to the Semiconductor Industry Association, an industry trade association, worldwide sales of semiconductor devices are expected to increase from approximately $139.0 billion in 2001 to approximately $213.4 billion in 2004, or a compound annual growth rate of approximately 15%. Our products and services address a portion of this market. Competition in the semiconductor industry has created pressure to reduce both the time-to-market of new integrated circuits and the cost of test. In addition, reduced circuit dimensions and greater functionality have led to an increase in the complexity of integrated circuit design. These industry dynamics have created challenges for integrated circuit manufacturers in implementing test and diagnostic applications.

Our Solution

Our products and services address the test and diagnostic challenges faced by integrated circuit manufacturers by:

•	Reducing customers’ time-to-market. Using our products, design flaws in integrated circuit prototypes can often be identified and repaired in the laboratory in a matter of hours.

•
Enabling faster and more complex integrated circuits.    Our test and diagnostic equipment is designed to process currently existing integrated circuit devices, as well as anticipated next generation products. Utilizing our test and diagnostic systems and product engineering expertise, manufacturers can validate, test and debug integrated circuits at maximum operating performance levels.

•	Reducing customers’ manufacturing costs. Our products and services are designed to reduce integrated circuit engineering and manufacturing costs by improving yields and reducing the cost of test.

•	Bridging the engineering services gap. We deliver design validation and product and test engineering services primarily to integrated circuit vendors.

Our Business Strategy

Our objective is to become the leader in providing test and diagnostic systems and product engineering services to the integrated circuit industry. Key elements of our strategy include the following:

•
Targeting customers in high-growth markets.    We focus on semiconductor customers that operate in rapidly growing markets such as computer processors, peripherals, graphics accelerator chips, Internet backbone, edge and access systems, digital entertainment products and wireless and wireline infrastructure.

•
Maintaining and extending strong relationships with strategic customers.    We intend to maintain and expand our customer relationships by focusing on the needs of our customers and providing them with a wide range of value-added products and services.

•
Leveraging our technology.    We intend to invest in software and hardware technology to enable our customers to overcome their testing and diagnostic technology challenges as they implement next generation products.

•	Facilitating the market transition to structural test. We believe our products and services can facilitate the industry’s transition to structural test.

•
Enhancing our price performance.    We are actively pursuing new technologies and high levels of system integration to make advanced performance available to a broader set of applications and customers on a cost-effective basis.

•
Integrating design and validation and characterization stages.    We seek to expand the use of our set of tools that allows integrated circuit manufacturers to integrate the design and validation and characterization stages of the manufacturing process.

Our Risks

Our business depends upon capital expenditures of manufacturers of semiconductors and other electronics, which in turn depend on the current and anticipated market demand for these products. These industries have been highly cyclical, with recurring periods of over-supply. In the most recent downward cycle, our net product revenue decreased from approximately $216.4 million in 2000 to approximately $149.5 million in 2001. In addition, our revenue is concentrated, with one customer comprising 37% of our net revenue in 2001, and another customer comprising 18% of our net revenue in the same period. A loss of or a decrease in purchases from a key customer would harm our operating results. We also are subject to risks of rapid technology changes, competition, international developments and intellectual property concerns. We expect our operating results to fluctuate in future periods for these and other reasons.

Our Relationship with Schlumberger

Our history dates back to 1965 when Fairchild Semiconductor established an automated test equipment division. Schlumberger acquired Fairchild Semiconductor in 1979. Schlumberger is a global technology services company primarily organized around two business segments, Schlumberger Oilfield Services and SchlumbergerSema. Schlumberger employs a total of approximately 81,000 people in nearly 100 countries with revenues in 2001 of approximately $13.7 billion. Under Schlumberger, the automated test equipment division of Fairchild evolved significantly over time into the Schlumberger Semiconductor Solutions Group.

During 2001, Schlumberger announced its intention to divest various businesses, including its Semiconductor Solutions Group. Schlumberger desires to divest the NPTest business because it is not related to the primary business of Schlumberger and because of Schlumberger’s desire to reduce a portion of its debt. As a result of this decision, the yield enhancement systems business and other ancillary businesses within the group were or will be separately sold by Schlumberger. NPTest, which is being divested in part through this initial public offering, comprises the core business of the Semiconductor Solutions Group. After completion of this offering, Schlumberger will beneficially own approximately     % of our outstanding common stock, assuming no exercise of the underwriters’ over-allotment option. Schlumberger has advised us that it intends to divest its remaining ownership in our company through private or public sales of our shares. Schlumberger will, in its sole discretion, determine the timing and terms of any sales, taking into account business and market conditions. We have entered into various agreements with Schlumberger subsidiaries related to certain interim and ongoing relationships. These agreements are described more fully in the section entitled “Certain Relationships and Related Transaction” included elsewhere in this prospectus.

We were incorporated in May 2002 in Delaware. Our principal executive offices are located at 150 Baytech Drive, San Jose, CA 95134, and our telephone number is (408) 586-8200. Our web site will be www.nptest.com. The information on our web site does not constitute part of this document.

The Offering

Common stock offered by NPTest	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after the offering	shares

Use of proceeds
We estimate that our net proceeds from this offering will be approximately $         million. We will not receive any of the proceeds from the sale of the shares offered by the selling stockholders. We expect to use the net proceeds from the sale of the shares by us in this offering for general corporate purposes, including investments in sales and marketing, general and administration activities and product development. In addition, we may use a portion of the net proceeds to acquire complementary products, technologies or businesses. See “Use of Proceeds.”

New York Stock Exchange symbol	“NP”

Dividend policy	We intend to retain all future earnings to fund development and growth of our business. We do not anticipate paying cash dividends on our common stock in the foreseeable future.

The common stock to be outstanding after the offering is based on the number of shares outstanding as of June 30, 2002, all of which are or will be owned by wholly-owned indirect subsidiaries of Schlumberger Limited, and excludes:

•
             shares of common stock reserved for issuance upon exercise of options to be issued to our officers, directors and employees as of the date of this prospectus, at an exercise price per share equal to the initial public offering price; and

•	shares of common stock reserved for future issuance under our stock option plan.

Except as otherwise indicated, all information contained in this prospectus assumes:

•	the filing of our amended and restated certificate of incorporation;

•
consummation of the transfer of assets and assumption of liabilities relating to the Semiconductor Solutions Group business from Schlumberger to us and the execution of the related intercompany agreements; and

•	no exercise of the underwriters’ over-allotment option.

SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

The following table presents summary historical and pro forma financial data for NPTest. The data presented in the table are derived from and should be read in conjunction with the “Pro Forma Condensed Financial Statements” and the historical combined financial statements and notes thereto that are included elsewhere in this prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The pro forma per share data assume that all of the currently outstanding shares of common stock were issued and outstanding during the year ended December 31, 2001 and during the three months ended March 31, 2002. The pro forma balance sheet data assume that the separation from Schlumberger was completed as of the balance sheet date. The pro forma as adjusted balance sheet data further reflect our receipt of the estimated net proceeds from the sale of the shares of common stock by us in the offering, based on an assumed initial public offering price of $    per share after deducting underwriting discounts payable by us.

The following financial information may not be indicative of our future performance and does not reflect what our financial position and results of operations would have been if we had operated as a separate, stand-alone entity during the periods presented.

	Year Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
	(in thousands)
Statement of Operations Data
Net revenue:
Product	$228,806	$216,445	$149,543	$50,052	$51,662
Services	43,232	69,889	71,389	19,385	15,978

Total net revenue	272,038	286,334	220,932	69,437	67,640
Cost of net revenue:
Product	140,622	140,255	130,627	31,364	28,039
Services	31,796	44,127	49,549	12,845	10,602

Total cost of net revenue	172,418	184,382	180,176	44,209	38,641
Operating expenses:
Research and development	36,281	32,718	34,748	10,029	7,821
Selling, general and administrative	55,625	66,571	51,971	15,407	13,060

Total operating expenses	91,906	99,289	86,719	25,436	20,881

Operating income (loss)	7,714	2,663	(45,963)	(208)	8,118
Other income (expense), net	957	(34)	(139)	52	(122)

Income (loss) before income taxes	8,671	2,629	(46,102)	(156)	7,996
Income tax benefit (expense)	422	3,328	22,366	1,965	(1,553)

Net income (loss)	$9,093	$5,957	$(23,736)	$1,809	$6,443

Unaudited pro forma basic and diluted net income (loss) per share
Shares used in computing unaudited pro forma basic and diluted net income (loss) per share

	March 31, 2002
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$10,305	$1,569	$
Working capital	178,441	182,497
Total assets	278,728	255,405
Stockholders’ net investment	189,249	211,906

RISK FACTORS

Risks Related to Our Business

Our operating results are harmed by downward cycles in the semiconductor industry into which we sell our products, and by general economic slowdowns.

Our business and operating results depend in significant part upon capital expenditures of manufacturers of semiconductors and other electronics, which in turn depend upon the current and anticipated market demand for these products. Historically, the electronic and semiconductor industries have been highly cyclical with recurring periods of over-supply, which often have had a severe negative effect on demand for test equipment, including systems manufactured and marketed by us. During these periods, we experienced significant reductions in customer orders. In the most recent downward cycle, our net product revenue decreased from approximately $216.4 million in 2000 to approximately $149.5 million in 2001. This industry slowdown had, and future slowdowns may have, a material adverse effect on our backlog and operating results.

In addition, general economic slowdowns that adversely affect the semiconductor or electronics industry also adversely affect our business and operating results. Market demand for semiconductor equipment has been impacted by the economic slowdown that began in the latter portion of 2000 and by the terrorist attacks of September 11, 2001. The uncertainty regarding the growth rate of the worldwide economies has caused companies to reduce capital investment and may cause further reduction of such investments. These reductions have been particularly severe in the semiconductor industry, which we serve. If the worldwide economies rebound in the near future, we do not know if our business will experience similar effects. If the worldwide economies do not rebound in the near future, we expect that the growth we have recently experienced may not be sustainable and that our business may be harmed.

Our quarterly operating results fluctuate significantly from period to period and this may cause our stock price to decline.

In the past we have experienced, and in the future we expect to continue to experience, fluctuations in revenue and operating results from quarter to quarter for a variety of reasons, including:

•	demand for and market acceptance of our products as a result of the cyclical nature of the semiconductor equipment industry or otherwise;

•	changes in the timing and terms of product orders by our primary customers as a result of our customer concentration;

•	competitive pressures resulting in lower selling prices arising from the current economic downturn in our industry or otherwise;

•	adverse changes in the semiconductor and electronics industries, on which we are particularly dependent;

•
delays or problems in the introduction of new products arising from the technical nature of our products, our customers’ requirements, or trends in the semiconductor equipment industry, among other things; and

•
our competitors’ announcements of new products, services or technological innovations, which can, among other things, render our products less competitive due to the rapid technological change in our industry.

Each of the risks indicated in the foregoing list applies to us without regard to geographic or other boundaries as a result of the global nature of the semiconductor industry. As a result of these risks, we believe that quarter-to-quarter comparisons of our revenue and operating results may not be meaningful, and that these comparisons may not be an accurate indicator of our future performance. Given the nature of the markets in which we participate, we cannot reliably predict future revenue or profitability. A high proportion of our costs are fixed, due in part to our significant sales, research and development and manufacturing costs. Also, sales of a relatively limited number of our systems account for a substantial portion of our net revenue in any particular quarter. Thus, changes in the timing or terms of a small number of transactions could disproportionately affect our operating results in any particular quarter. In this regard, we expect that our revenue and profits may sequentially decrease in the fourth quarter of 2002 due to the purchasing patterns of our key customers. Moreover, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors. If this occurs, we would expect to experience an immediate and significant decline in the trading price of our stock.

Variations in the amount of time it takes for us to sell our systems may cause fluctuations in our operating results.

Variations in the length of our sales cycles could cause our net sales, and therefore our business, financial condition, operating results and cash flows, to fluctuate widely from period to period. These variations often are based upon factors partially or completely outside our control. The factors that affect the length of time it takes us to complete a sale depend upon many elements including:

•	the efforts of our sales force;

•	the history of previous sales to a customer;

•	the complexity of the customer’s fabrication processes;

•	the internal technical capabilities and sophistication of the customer; and

•	the capital expenditures of our customers.

As a result of these and a number of other factors influencing our sales cycles with particular customers, the period between our initial contact with a potential customer and the time when we recognize revenue from that customer, if ever, varies widely. Our sales cycle typically can range from nine to 18 months. Sometimes our sales cycle can be much longer, particularly when the sales cycle involves developing new applications for our systems and technology. During these cycles, we commit substantial resources to our sales efforts before receiving any revenue, and we may never receive any revenue from a customer despite these sales efforts.

We rely on a small number of customers for a significant portion of our revenues and the termination of any of these relationships would adversely affect our business.

One of our customers accounted for 45% in 1999, 30% in 2000 and 37% in 2001 of our net revenue, and another customer accounted for 17% in 1999, 30% in 2000 and 18% in 2001 of our net revenue. Our customers are generally not obligated by long-term contracts to purchase our systems. The semiconductor industry is highly concentrated, and a small number of semiconductor device manufacturers and contract assemblers account for a substantial portion of the purchases of semiconductor test equipment generally, including our diagnostic and test equipment. Consequently, our business and operating results would be materially adversely affected by the loss of, or any reduction in orders by, any of our significant customers.

In addition, our ability to increase our sales will depend in part upon our ability to obtain orders from new customers. Obtaining orders from new customers is difficult because semiconductor manufacturers typically select one vendor’s systems for testing a particular new generation device and make substantial investments to develop related test program software and interfaces. Once a manufacturer has selected a test system vendor for a generation of devices, that manufacturer is more likely to continue to purchase test systems from that vendor for that generation of devices, as well as subsequent generations of devices. We therefore place great emphasis on relationships with our current customers because these customers are difficult to replace. If we are unable to maintain our relationships with our existing significant customers, or obtain new customers that adopt and implement our products and technology, our business will be harmed.

If we do not continue to introduce new products and services that reflect advances in semiconductor technology in a timely manner, our products and services will become obsolete, and our operating results will suffer.

The semiconductor design and manufacturing industry into which we sell our products is characterized by rapid technological changes, frequent new product and service introductions and evolving industry standards. The success of our new product and service offerings will depend on several factors, including our ability to:

•	properly identify customer needs and anticipate technological advances and industry trends;

•	innovate, develop and commercialize new technologies and applications in a timely manner;

•	adjust to changing market conditions;

•	manufacture and deliver our products in sufficient volumes on time;

•	price our products competitively and maintain effective marketing strategies; and

•	differentiate our offerings from our competitors’ offerings.

Many of our products are used by our customers to develop, test and manufacture their new products. We therefore must anticipate industry trends and develop products in advance of the commercialization of our customers’ products. Development of new products generally requires a substantial investment before we can determine the commercial viability of these innovations. For example, currently only one of our customers has implemented our structural test system, which was introduced in 2001. The future success of our new technologies and products, including structural test technology, depends on broad acceptance among our customers. If we fail to adequately predict our customers’ needs and technological advances, we may invest heavily in research and development of products and services that do not lead to significant revenue, or we may fail to invest in technology necessary to meet changing customer demands. Without the timely introduction of new products, services and enhancements that reflect these changes, our products and services will likely become technologically obsolete and our revenue and operating results would suffer.

We face aggressive competition in all areas of our business, and if we do not compete effectively, our business will be harmed.

We face substantial competition throughout the world in each of our product areas. Our competitors in the automated test systems market primarily include Advantest, Agilent Technologies, Credence Systems, LTX Corporation and Teradyne. Our Probe Systems product line faces competition primarily from Advantest, FEI Company and Seiko Instruments. Some of these competitors have substantially greater financial resources and more extensive engineering, manufacturing, marketing and customer support capabilities. We expect our competitors to continue to improve the performance of their current products and to introduce new products, new technologies or services that could adversely affect sales of our current and future products or services. In addition, we anticipate that increased competitive pressures will cause intensified price-based competition and we may have to adjust the prices of many of our products. For example, to the extent our competitors move to structural test technology, we would expect more price-based competition that would likely result in lower margins. We may not be able to compete effectively with these competitors.

Economic, political and other risks associated with international sales and operations, particularly in Asia, could adversely affect our sales.

Since we sell our products worldwide, our business is subject to risks associated with doing business internationally. Our revenue originating outside the United States, including export sales from our United States manufacturing facilities to foreign customers and sales by our foreign subsidiaries and branches, as a percentage of our total net revenue, was 48.2% in 1999, 64.9% in 2000 and 61.1% in 2001. In particular, the economies of Asia have been highly volatile and recessionary in recent years, resulting in significant fluctuations in local currencies and other instabilities. These instabilities continue and may occur again in the future, which could hurt our sales to the region and thus hurt our business and operating results. Our exposure to the business risks presented by the economies of Asia will increase to the extent that we continue to expand our operations in that region.

Accordingly, our future results could be harmed by a variety of factors, including:

•	changes in foreign currency exchange rates;

•	changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets;

•	trade protection measures and import or export licensing requirements;

•	potentially negative consequences from changes in tax laws;

•	difficulty in staffing and managing widespread operations;

•	differing labor regulations;

•	differing protection of intellectual property; and

•	unexpected changes in regulatory requirements.

The technology labor market is very competitive, and our business will suffer if we are not able to hire and retain sufficient personnel.

Our future success depends in part on the continued service of our key research, engineering, sales, marketing, manufacturing, executive and administrative personnel, none of whom are subject to an employment or non-competition agreement. A number of our employees have been employees of Schlumberger for extended periods of time, and our agreements with Schlumberger do not restrict their ability to rehire any of our employees. As a result, these employees may elect not to remain with us following our separation from Schlumberger or thereafter. In addition, competition for qualified personnel in the technology area is intense, and we operate in several geographic locations where labor markets are particularly competitive, including the Silicon Valley region of Northern California where our headquarters and central research and development laboratories are located. The loss of any of our key employees, or a broader loss of any of our employees who are highly-skilled in our specialized sector of semiconductor technology, would harm our business.

Our success also depends on our ability to expand, integrate and retain our management team after our separation from Schlumberger. If we fail to retain and hire a sufficient number of these personnel, we will not be able to maintain and expand our business.

Our dependence on subcontractors and sole source suppliers may prevent us from delivering an acceptable product on a timely basis.

We rely on subcontractors to manufacture certain components and subassemblies for our products, and we rely on sole source suppliers for some components in each of our products. Our reliance on subcontractors gives us less control over the manufacturing process and exposes us to significant risks, especially inadequate capacity, late delivery, substandard quality and high costs. Additionally, certain of our subcontractors and sole source suppliers are under no obligation to provide us with these components for any specified period of time. As a result, the loss or failure to perform by any of these providers could adversely affect our business and operating results.

In addition, the manufacture of certain of these components and subassemblies is an extremely complex process. If a supplier became unable to provide parts in the volumes needed or at an acceptable price, we would have to identify and qualify acceptable replacements from alternative sources of supply, or manufacture such components internally. The process of qualifying subcontractors and suppliers is a lengthy process. Some of the components and subassemblies for our products are obtained from either a sole source or limited group of suppliers. We purchase our custom components through individual purchase orders.

Third parties may claim we are infringing their intellectual property, and we could suffer significant litigation or licensing expenses or be prevented from selling products.

Third parties may claim that we are infringing their intellectual property rights, and although we do not believe that any of our products infringe the valid intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our technology, products and services. Any litigation regarding patents or other intellectual property could be costly and time-consuming, and divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements. However, we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and sale of certain of our products.

We often rely on licenses of intellectual property useful for our business. We cannot assure you that these licenses will be available in the future on favorable terms or at all. In addition, our position with respect to the negotiation of licenses may change as a result of our separation from Schlumberger. The loss of any of these licenses could harm our business and our operating results.

Third parties may infringe our intellectual property, and we may expend significant resources enforcing our rights or suffer competitive injury.

Our success depends in large part on our proprietary technology. We rely on a combination of patents, copyrights, trademarks and trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results.

Our pending patent and trademark registration applications may not be allowed or competitors may challenge the validity or scope of these patent applications or trademark registrations. In addition, our patents may not provide us a significant competitive advantage.

We may be required to spend significant resources to monitor and police our intellectual property rights. We may not be able to detect infringement and may lose competitive position in the market before we do so. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share.

In the event that environmental contamination were to occur as a result of our ongoing operations, we could be subject to substantial liabilities in the future.

Our semiconductor equipment manufacturing processes involve the use of substances regulated under various international, federal, state and local laws governing the environment. The failure or inability to comply with existing or future laws could result in significant remediation liabilities, the imposition of fines or the suspension or termination of production. While designated Schlumberger subsidiaries have agreed to indemnify us for environmental liabilities resulting from past operations under the terms of the separation agreements, we will be responsible for any liabilities resulting from our operations after the separation and also for future costs of compliance with these laws. Although our policy is to apply strict standards for environmental protection at our sites inside and outside the United States, even if not subject to regulations imposed by foreign governments, we may not be aware of all conditions that could subject us to liability.

If our facilities were to experience catastrophic loss due to earthquake, our operations would be seriously harmed.

Several of our facilities could be subject to a catastrophic loss caused by earthquake due to their location. We have significant facilities in areas with above average seismic activity, such as our production facilities and headquarters in California. If any of these facilities were to experience a catastrophic loss, it could disrupt our operations, delay production and shipments, reduce revenue and result in large expenses to repair or replace the facility. We do not carry catastrophic insurance policies which cover potential losses caused by earthquakes.

Risks Related to Our Separation from Schlumberger

We currently use Schlumberger’s operational and administrative infrastructure, and our ability to satisfy our customers and operate our business will suffer if we do not develop our own infrastructure quickly and cost-effectively.

We currently use Schlumberger’s information systems to support our operations, including human resources, accounting and payroll. Many of these systems are proprietary to Schlumberger and are complex. These systems have been modified, and are in the process of being further modified, to enable us to separately track items related to our business. These modifications, however, may result in unexpected system failures or the loss or corruption of data. Also, we are in the process of creating our own systems to replace Schlumberger’s systems. We may not be successful in implementing these systems and transitioning data from Schlumberger’s systems to ours.

Any failure or significant downtime in Schlumberger’s or our own information systems could prevent us from taking customer orders, shipping products or billing customers and could harm our business. In addition, Schlumberger’s and our information systems require the services of employees with extensive knowledge of these information systems and the business environment in which we operate. In order to successfully implement and operate our systems, we must be able to attract and retain a significant number of highly-skilled employees. If we fail to attract and retain the highly skilled personnel required to implement, maintain and operate our information systems, our business could suffer.

Our historical financial information may not be representative of our results as a separate company.

Our consolidated financial statements have been derived from the consolidated financial statements of Schlumberger. Accordingly, the historical financial information we have included in this prospectus does not necessarily reflect what our financial position, operating results and cash flows would have been had we been a separate, stand-alone entity during the periods presented. Schlumberger did not account for us, and we were not operated, as a separate, stand-alone entity for the periods presented.

Certain amounts of Schlumberger’s corporate expenses, including legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other corporate and infrastructure costs, although not directly attributable to our operations, have been allocated to us on a basis that Schlumberger and we considered to be a reasonable reflection of the utilization of services provided or the benefit received by us. However, the financial information included in this prospectus may not reflect our combined financial position, operating results, changes in equity and cash flows in the future or what they would have been had we been a separate, stand-alone entity during the periods presented.

Our stock price may decline if Schlumberger does not complete its sale of our common stock.

Schlumberger has advised us that it intends to divest its remaining ownership in our company through private or public sales of our shares. Schlumberger will, in its sole discretion, determine the timing and terms of any sales, taking into account business and market conditions. If Schlumberger’s sale of its remaining ownership in our company is delayed or is not completed at all, the trading price of our stock may be depressed unless and until Schlumberger elects to sell some of its significant ownership. Also, if Schlumberger does not sell its shares, we may face significant difficulty in hiring and retaining key personnel, many of whom may be attracted by the potential of operating our business as a fully independent entity. In addition, unless and until this divestment occurs, the risks discussed below relating to Schlumberger’s control of us will continue to be relevant to our stockholders.

We will be controlled by Schlumberger as long as it owns a majority of our common stock, and our other stockholders will be unable to affect the outcome of stockholder voting during such time.

After the completion of this offering, Schlumberger will own approximately             % of our outstanding common stock, or approximately             % if the underwriters exercise in full their option to purchase additional shares. As long as Schlumberger owns a majority of our outstanding common stock, Schlumberger will continue to be able to elect our entire board of directors. Investors in this offering will not be able to affect the outcome of any stockholder vote prior to the contemplated sale of our stock owned by Schlumberger. As a result, Schlumberger will control all matters affecting us, including:

•	the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

•	any determinations with respect to mergers or other business combinations;

•	our acquisition or disposition of assets;

•	our financing;

•	changes to the agreements providing for our separation from Schlumberger;

•	the payment of dividends on our common stock; and

•	determinations with respect to our tax returns.

In addition, to the extent that Schlumberger continues to own a significant portion of our outstanding common stock, although less than a majority, in the future, it will continue to have a significant influence over all matters submitted to our stockholders and to exercise significant control over our business policies and affairs. Such concentration of voting power could have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders. Schlumberger is not prohibited from selling a controlling interest in us to a third party or a participant in our industry.

We will not be able to rely on Schlumberger to fund our future capital requirements, and financing from other sources may not be available on favorable terms or at all.

In the past, our capital needs have been satisfied by Schlumberger. However, following our separation, Schlumberger will no longer provide funds to finance our working capital or other cash requirements. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancement to existing products, the cost to ensure access to adequate manufacturing capacity, and the market acceptance of our products. To the extent that funds generated by this offering, together with any cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Future equity financings could be dilutive to the existing holders of our common stock. Future debt financings could involve restrictive covenants. We will likely not be able to obtain financing with interest rates as favorable as those that Schlumberger could obtain. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products and services, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements, which could seriously harm our business.

If the transitional services being provided to us by Schlumberger are not sufficient to meet our needs, or if we are not able to replace these services after our agreements with Schlumberger expire, we will be unable to manage critical operational functions of our business.

Schlumberger has agreed to provide transitional services to us, including services related to information technology systems, human resources administration, treasury and legal, finance and accounting. Although Schlumberger is contractually obligated to provide us with these services, these services may not be provided at the same level as when we were part of Schlumberger, and we may not be able to obtain the same benefits. These transitional services will be provided by Schlumberger to us at cost until December 31, 2002. Thereafter, we may not be able to replace these transitional services on terms and conditions, including costs, as favorable as those we will receive from Schlumberger prior to December 31, 2002.

These agreements were made in the context of a parent-subsidiary relationship and were negotiated in the overall context of our separation from Schlumberger. The prices charged to us under these agreements may be lower than the prices that we may be required to pay unaffiliated parties for similar services or the costs of similar services if we undertake them ourselves.

We may have potential business conflicts of interest with Schlumberger with respect to our past and ongoing relationships that could harm our business relationships.

Conflicts of interest may arise between Schlumberger and us in a number of areas relating to our past and ongoing relationships, including:

•	labor, tax, employee benefit, indemnification and other matters arising from our separation from Schlumberger;

•	intellectual property matters;

•	employee retention and recruiting;

•	major business combinations involving us;

•	sales or distributions by Schlumberger of all or any portion of its ownership interest in us;

•	the nature, quality and pricing of transitional services Schlumberger has agreed to provide us; and

•	business opportunities that may be attractive to both Schlumberger and us.

Nothing restricts Schlumberger from competing with us, except that, prior to the second anniversary of the separation, Schlumberger may not license or transfer certain trademarks to third parties for use with products and services that compete with our products and services.

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party. The agreements we have entered into with Schlumberger may be amended upon agreement between the parties. While we are controlled by Schlumberger, Schlumberger may be able to require us to agree to amendments to these agreements that may be less favorable to us than the current terms of the agreement.

Risks Related to the Securities Markets and Ownership of Our Common Stock

Substantial sales of common stock may occur in connection with the contemplated sale of Schlumberger’s shares, which could cause our stock price to decline.

Schlumberger has advised us that it intends to divest its remaining ownership in our company through private or public sales of our shares. Schlumberger will, in its sole discretion, determine the timing and terms of any sales, taking into account business and market conditions. We have agreed to register the sale of these shares, if requested by Schlumberger. We are unable to predict whether significant amounts of common stock will be sold in the open market in anticipation of, or following, any sale by Schlumberger. We are also unable to predict whether a sufficient number of buyers will be in the market at that time. Any sales of substantial amounts of common stock in the public market by Schlumberger, or the perception that such sales might occur, whether as a result of Schlumberger’s contemplated sale or otherwise, could harm the market price of our common stock.

Other future sales of our common stock could depress our stock price.

Sales of substantial amounts of common stock by stockholders other than Schlumberger, or the perception that these sales might occur, may depress prevailing market prices of our common stock. All of our outstanding shares, including the shares held by Schlumberger, are subject to lock-up agreements with our underwriters that prohibit the resale of these shares for 180 days from the date of this prospectus. Upon expiration of such 180-day period, in addition to the shares held by Schlumberger that may be sold by registration,                  shares underlying exercisable options to purchase our common stock will be available for resale without restriction or further registration under the Securities Act, unless such shares are held by an affiliate of Schlumberger.

Our underwriters may release all or a portion of the shares subject to lock-up agreements at any time without notice. See “Underwriting” and “Shares Eligible for Future Sales.”

Our securities have no prior trading history, and we cannot assure you that our stock price will not decline after the offering.

Before this offering, there has not been a public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. The market price of our common stock could be subject to significant fluctuations after this offering. Among the factors that could affect our stock price are:

•	quarterly variations in our operating results;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	announcements relating to any of our key customers or the semiconductor manufacturing industry generally;

•	actions by institutional stockholders or by Schlumberger prior to its contemplated sale of our stock;

•	general market conditions; and

•	domestic and international economic factors unrelated to our performance.

The stock markets in general, and the markets for high technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In particular, we cannot assure you that you will be able to resell your shares at or above the initial public offering price, which will be determined by negotiations between the representatives of the underwriters and us.

Provisions in our charter documents and Delaware law may delay or prevent acquisition of us, which could decrease the value of your shares.

Our Amended and Restated Certificate of Incorporation, Bylaws and Delaware law contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. These provisions include limitations on actions by written consent by our stockholders. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements which reflect our current views with respect to future events and financial performance. You should not rely on forward-looking statements in this prospectus. We use words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” “may,” “will,” “should,” “estimates,” “predicts,” “potential,” “continue” and similar expressions to identify these forward-looking statements. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of our markets. All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results, as well as those of the markets we serve, levels of activity, performance, achievements and prospects to differ materially from the results predicted, and our reported results should not be considered as an indication of our future performance. These risks, uncertainties and other factors include, among others, those identified in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $             million, based on an assumed initial public offering price of $             per share after deducting underwriting discounts payable by us. We will not receive any of the proceeds from the sale of shares offered by the selling stockholders. We expect to use the net proceeds from the sale of the shares by us in this offering for general corporate purposes, including investments in selling, general and administrative activities and product development. In addition, we may use a portion of the net proceeds to acquire complementary products, technologies or businesses.

The number of shares to be sold by NPTest was determined based on our estimate of the funds reasonably necessary to capitalize NPTest, taking into consideration our expectation as to future revenue, the time and extent of expenditures to support product development efforts, as well as working capital needs. The number of shares to be sold by the Schlumberger selling stockholders was determined based on our expectations as to market conditions and Schlumberger’s desire to divest the NPTest business. We will have significant discretion in the use of the net proceeds we receive from this offering. Investors will be relying on the judgment of our management regarding the application of the net proceeds we receive from this offering. Pending use of these proceeds as discussed above, we intend to invest these funds in short-term, interest-bearing investment-grade obligations.

DIVIDEND POLICY

We intend to retain any future earnings to fund the development and growth of our business. We do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2002. Our capitalization is presented:

•	on an actual basis;

•	on a pro forma basis giving effect to the pro forma adjustments arising from our separation from Schlumberger; and

•
on a pro forma as adjusted basis to reflect the pro forma effect of our separation from Schlumberger and our receipt of the estimated net proceeds from the sale of the shares of common stock by us in this offering, based on an assumed initial public offering price of $         per share after deducting underwriting discounts payable by us.

You should read the information set forth below together with the “Pro Forma Condensed Financial Statements,” our combined financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	March 31, 2002
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)

Cash and cash equivalents	$10,305	$1,569	$

Stockholders’ equity:
Stockholders’ net investment	189,249	211,906
Preferred stock, par value $0.01 per share, shares authorized; no shares issued and outstanding	—	—
Common stock, par value $0.01 per share, shares authorized; shares issued and outstanding, actual and pro forma; and shares issued and outstanding, pro forma as adjusted
Additional paid-in capital	—	—
Total stockholders’ equity

Total capitalization	$189,249	$211,906	$

DILUTION

Our pro forma net tangible book value at March 31, 2002, was approximately $211.9 million, or $         per share. Pro forma net tangible book value per share is determined by dividing our pro forma stockholders’ net investment, which is total pro forma tangible assets less total liabilities, in each case as set forth in the “Pro Forma Condensed Financial Statements” appearing elsewhere in this prospectus, by the number of shares of common stock outstanding immediately before this offering. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of          shares of common stock in this offering, based on an assumed initial public offering price of $         per share, and after deducting underwriting discounts payable by us, our pro forma as adjusted net tangible book value at March 31, 2002, would have been approximately $         million, or $         per share. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $         per share to new investors purchasing shares of common stock in this offering.

The following table illustrates this dilution per share:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share before this offering, as of March 31, 2002	$
Increase per share attributable to new investors
Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to new investors		$

The discussion and table above assume no exercise of options outstanding under our stock option plan and no issuance of shares reserved for future issuance under our stock option plan. Upon completion of this offering, there will be              shares issuable upon exercise of outstanding stock options, with an exercise price per share equal to the initial public offering price. The exercise of these or other stock options granted under our stock option plan in the future could result in further dilution to new investors.

SELECTED COMBINED FINANCIAL DATA

The following tables present our selected combined financial data. The information set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and notes to those statements included in this prospectus. Our combined statements of operations data set forth below for the three years ended December 31, 2001, and the combined balance sheet data as of December 31, 2000 and 2001, are derived from, and are qualified by reference to, our audited combined financial statements included in this prospectus, which have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report is also included in this prospectus. The combined statements of operations data for the two years ended December 31, 1998, and the combined balance sheet data as of December 31, 1997, 1998 and 1999 are derived from our unaudited combined financial data that are not included in this prospectus. The combined statements of operations data for the three months ended March 31, 2001 and 2002, and the combined balance sheet data as of March 31, 2001 and 2002, are derived from unaudited combined financial statements included in this prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, that are necessary for a fair presentation of our financial position and results of operations for these periods. The pro forma per share data assume that all of the currently outstanding shares of common stock were issued and outstanding during the year ended December 31, 2001 and during the three months ended March 31, 2002. The historical financial information may not be indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

	Year Ended December 31,					Three Months Ended March 31,
	1997	1998	1999	2000	2001	2001	2002
	(in thousands except per share data)
Statement of Operations Data
Net revenue:
Product	$349,230	$405,783	$228,806	$216,445	$149,543	$50,052	$51,662
Services	33,060	34,776	43,232	69,889	71,389	19,385	15,978

Total net revenue	382,290	440,559	272,038	286,334	220,932	69,437	67,640
Cost of net revenue:
Product	174,726	244,693	140,622	140,255	130,627	31,364	28,039
Services	21,954	27,102	31,796	44,127	49,549	12,845	10,602

Total cost of net revenue	196,680	271,795	172,418	184,382	180,176	44,209	38,641
Operating expenses:
Research and development	41,624	45,665	36,281	32,718	34,748	10,029	7,821
Selling, general and administrative	54,232	60,056	55,625	66,571	51,971	15,407	13,060

Total operating expenses	95,856	105,721	91,906	99,289	86,719	25,436	20,881

Operating income (loss)	89,754	63,043	7,714	2,663	(45,963)	(208)	8,118
Other income (expense), net	(274)	(606)	957	(34)	(139)	52	(122)

Income (loss) before income taxes	89,480	62,437	8,671	2,629	(46,102)	(156)	7,996
Income tax benefit (expense)	(31,758)	(21,961)	422	3,328	22,366	1,965	(1,553)

Net income (loss)	$57,722	$40,476	$9,093	$5,957	$(23,736)	$1,809	$6,443

Unaudited pro forma basic and diluted net income (loss) per share
Shares used in computing unaudited pro forma basic and diluted net income (loss) per share

	December 31,					March 31,
	1997	1998	1999	2000	2001	2002
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$4,123	$5,642	$13,599	$16,387	$10,184	$10,305
Working capital	172,835	235,610	142,324	190,482	191,495	178,441
Total assets	288,874	322,271	252,574	366,444	295,504	278,728
Stockholders’ net investment	171,861	233,391	147,895	214,140	205,804	189,249

PRO FORMA CONDENSED FINANCIAL STATEMENTS

The following unaudited pro forma condensed financial data are derived from and should be read in conjunction with the historical combined financial statements and the related notes as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The pro forma balance sheet data assume that the separation from Schlumberger was completed as of the balance sheet date. The pro forma as adjusted balance sheet data further reflect our receipt of the estimated net proceeds from the sale of the shares of common stock by us in the offering, based on an assumed initial public offering price of $            per share after deducting underwriting discounts payable by us.

The following financial information may not be indicative of our future performance and does not reflect what our financial position and results of operations would have been if we had operated as a separate, stand-alone entity during the periods presented.

	March 31, 2002
	Actual	Adjustments for Separation		Pro Forma	Adjustments for the Offering	Pro Forma As Adjusted
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$10,305	$(8,736	)(A)	$1,569	$	$
Accounts receivable, net of allowance for doubtful accounts of $1,338	44,781			44,781
Receivables from related parties	45	(45	)(B)	—
Inventory	133,341			133,341
Deferred income taxes	41,834			41,834
Prepaid expenses and other current assets	4,471			4,471

Total current assets	234,777	(8,781)		225,996
Property, plant and equipment, net	28,679			28,679
Deferred income taxes	15,164	(14,542	)(C)	622
Other assets	108			108

Total assets	$278,728	$(23,323)		$255,405	$	$

Liabilities and stockholders’ net equity
Current liabilities:
Book overdrafts	$223	$(223	)(A)	$—	$	$
Accounts payable	8,492			8,492
Accrued liabilities	34,807			34,807
Payables to related parties	9,765	(9,765	)(B)	—
Income taxes payable	3,049	(2,849	)(D)	200

Total current liabilities	56,336	(12,837)		43,499
Pension and post-retirement benefits	33,143	(33,143	)(E)	—

Total liabilities	89,479	(45,980)		43,499
Stockholders’ equity
Total stockholders’ equity
Preferred stock
Common stock
Additional paid-in capital
Stockholders’ net investment	189,249	22,657		211,906

Total liabilities and stockholders’ net equity	$278,728	$(23,323)		$255,405	$	$

(A)	Reflects cash and cash equivalents and book overdrafts that will be transferred to Schlumberger.
(B)	Reflects settlement of intercompany receivables and payables.
(C)	Reflects the deferred tax assets relating to pension and other post-retirement benefits liabilities that will be retained by Schlumberger.
(D)	Reflects income taxes payable that will be retained by Schlumberger.
(E)	Reflects pension and other post-retirement benefits liabilities that will be retained by Schlumberger.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto and the pro forma financial data included elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results contemplated by these forward-looking statements due to certain factors, including those factors discussed below and elsewhere in this prospectus.

Overview

General

We provide advanced test and diagnostic systems and related product engineering services to the semiconductor industry. Our customers include semiconductor manufacturers, foundries and assembly contractors worldwide. Our products are designed to enable our customers to accelerate prototype development and time to full-scale production, as well as to enhance the quality of product shipments. Test Systems, our largest product line, provides wafer level and final test equipment used in the design and manufacture of complex semiconductor integrated circuits. Our Probe Systems product line provides diagnostic equipment to identify and repair design flaws during prototype development, product characterization, initial production ramp and failure analysis. Our services include maintenance for our test and diagnostic systems and SABER, which provides design validation and product and test engineering services for integrated circuit vendors.

NPTest, which is being divested in part through this initial public offering, comprises the core business of the Semiconductor Solutions Group of Schlumberger. We have entered into agreements with various Schlumberger subsidiaries under which these subsidiaries will provide services to us during a transition period after this offering. The agreements primarily relate to building services, information and technology services, human resource administration services and accounting and finance services. Transitional services under these agreements will be provided by Schlumberger to us at cost until December 31, 2002. While Schlumberger has agreed to provide us services thereafter at terms and prices to be negotiated, we expect to obtain these services from third parties or Schlumberger on a competitive basis. The terms of these agreements, which were negotiated in the context of a parent-subsidiary relationship, may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. These agreements are described more fully in the section entitled “Certain Relationships and Related Transactions’’ included elsewhere in this prospectus.

As part of our separation from Schlumberger, we will negotiate new agreements with various third parties and obtain assignments and consents from other third parties for matters such as our real estate leases. The terms of these agreements may not be as favorable as those terms we previously obtained as part of Schlumberger. In addition, as part of Schlumberger we benefited from various economies of scale including shared global administrative functions, facilities and volume purchase discounts. For example, we will be required to obtain insurance as a public company, and expect that these costs will exceed the insurance costs previously obtained through Schlumberger. We expect that our costs and expenses may increase as a result of the loss of these economies of scale, although the amount of increase, if any, is not determinable at this time.

Basis of Presentation

Our combined financial statements have been derived from the consolidated financial statements of Schlumberger. Although NPTest was not a separate company, the accompanying combined financial statements are presented as if NPTest had existed as an entity separate from Schlumberger and its subsidiaries. The combined financial statements include the historical assets, liabilities, revenues and expenses that were directly related to the NPTest business of Schlumberger during the periods presented and have been derived from Schlumberger’s historical bases in the assets and liabilities and the historical results of operations of NPTest.

Upon completion of our separation from Schlumberger, pension and post retirement benefits liabilities along with certain cash balances, taxes payable and deferred tax assets shown in the combined balance sheets will be retained by Schlumberger. Stockholders’ net investment represents Schlumberger’s transfer of its net capital investment in NPTest, after giving effect to the net earnings of NPTest plus net cash transfers to Schlumberger and other transfers from Schlumberger. NPTest will begin accumulating retained earnings, if any, upon completion of our separation from Schlumberger.

Certain amounts of Schlumberger’s corporate expenses, including legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other corporate and infrastructure costs, although not directly attributable to NPTest’s operations, have been allocated to NPTest on a basis that Schlumberger and NPTest considered to be a reasonable reflection of the utilization of services provided or the benefit received by NPTest. However, the financial information included in this prospectus may not reflect the combined financial position, operating results, changes in equity and cash flows of NPTest in the future or what they would have been had NPTest been a separate, stand-alone entity during the periods presented. For example, upon completion of the separation, we expect that the costs under our transitional services agreements with Schlumberger may be less than the same historical costs recognized within the Schlumberger group. However, some costs, such as director and officer insurance, are not covered by the transitional services agreements and are expected to increase after the separation. Pension and North American retiree medical benefits will no longer be provided by NPTest following consummation of this offering, thereby eliminating these expenses going forward. However, our employer contributions to our 401(k) plan are expected to increase, which may offset or exceed any anticipated savings that otherwise would be realized. While we currently expect that our operating expenses during the second half of 2002 following the separation may decrease relative to the same types of expenses prior to the separation, our future expectations are subject to unknown events and difficult to quantify with certainty.

The accompanying combined financial information for the three-month periods ended March 31, 2001 and 2002 is unaudited. The unaudited interim combined financial information has been prepared on the same basis as the accompanying annual combined financial statements. In the opinion of management, such interim combined financial information reflects adjustments consisting only of normal and recurring adjustments necessary for a fair presentation of such financial information. The unaudited results of operations for the interim periods ended March 31, 2001 and 2002 are not necessarily indicative of the results of operations to be expected for any other interim period or for the full year.

The financial information presented in this prospectus is not indicative of our financial position, results of operations or cash flows in the future nor is it necessarily indicative of what our financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity for the periods presented. The financial information presented in this prospectus does not reflect significant changes that will occur in our funding and operations as a result of our becoming a stand-alone entity.

Reorganization and Restructuring

In the fourth quarter of 2000 and throughout 2001, we implemented reorganization, restructuring and reduction-in-force initiatives that significantly reduced our personnel costs. The restructuring separated NPTest's activities from other Schlumberger technology businesses and eliminated shared positions. The reorganization efforts primarily combined the North American product and field marketing organizations. The reductions-in-force continued throughout 2001 due in part to the continued deterioration in market conditions. As a result, approximately 15% of our workforce positions were eliminated by a reduction-in-force, more than 5% were transferred to positions within Schlumberger and approximately 12% left us through normal attrition. Approximately 75% of the reductions-in-force occurred in the United States with an emphasis on positions in manufacturing. We recognized charges of approximately $1.8 million related to these initiatives, of which approximately $1.4 million was recognized during the fourth quarter of 2000 and approximately $200,000 was recognized in each of the first and third quarters of 2001. These charges are reflected in our cost of net revenue.

Schlumberger has advised us that it intends to make a special cash bonus payment of approximately $6.5 million to substantially all of our employees upon the consummation of this offering. While Schlumberger will pay the cash cost of this payment, we expect to record a one-time compensation charge of approximately $6.5 million during the third quarter of 2002, since this expense is paid to the employees of NPTest. An aggregate of approximately $1.0 million of such amount will be paid to executive officers of NPTest. Separately, Schlumberger will also pay the cash cost of approximately $1.5 million that has been or is expected to be accrued as an operating expense of NPTest under Schlumberger’s management incentive program during the first half of 2002.

Cyclical Business

Our business and operating results depend in significant part upon capital expenditures of manufacturers of semiconductors and other electronics, which in turn depend upon the current and anticipated market demand for those products. Historically, the electronic and semiconductor industries have been highly cyclical with recurring periods of over-supply, which often have had a severe negative effect on demand for test equipment, including systems manufactured and marketed by us. During these periods, we experienced significant reductions in customer orders. In the most recent downward cycle, our net product revenue decreased from $216.4 million in 2000 to approximately $149.5 million in 2001. This industry slowdown had, and future slowdowns may have, a material adverse effect on our backlog and operating results.

Foreign Currencies

We sell our products and services in four main regions of the world and primarily in three major currencies. Sales in North America and Asia Pacific are primarily denominated in U.S. dollars. Sales in Europe are primarily denominated in the Euro, and sales in Japan are primarily denominated in the Japanese Yen. Sales by region translated into U.S. dollars, as more fully set forth in the notes to our combined financial statements, are indicated as follows:

	Year Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
	(in thousands)
North America	$141,642	$100,608	$86,796	$12,974	$38,099
Europe	58,712	96,300	51,731	21,221	3,626
Asia Pacific	57,917	77,143	61,915	34,600	17,229
Japan	13,767	12,283	20,490	642	8,686

Total	$272,038	$286,334	$220,932	$69,437	$67,640

Our historical financial statements do not reflect any foreign currency hedging arrangements. Upon completion of this offering, we may seek to hedge our exposure to foreign currency rate fluctuations with forward contracts.

Concentration of Customers

One of our customers accounted for 45% in 1999, 30% in 2000 and 37% in 2001 of our net revenue, and another customer accounted for 17% in 1999, 30% in 2000 and 18% in 2001 of our net revenue. Our customers are generally not obligated by long-term contracts to purchase our systems. A small number of semiconductor device manufacturers and contract assemblers account for a substantial portion of the purchases of semiconductor test equipment generally, including our diagnostic and test equipment. Consequently, our business and operating results would be materially adversely affected by the loss of, or any reduction in orders by, any of our significant customers.

Recent Accounting Pronouncements

In June 2001, SFAS 141 (Business Combinations) and SFAS 142 (Goodwill and Other Intangible Assets) were issued. SFAS 141 is effective for all business combinations completed after June 30, 2001. We expect that the application of SFAS 141 will not have a material impact on its financial statements. As we have no goodwill and other intangible assets, the adoption of SFAS 142 has no effect on our financial position and results of operations.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS 143 requires that obligations associated with the retirement of a tangible long-lived asset to be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an asset retirement obligation, or ARO, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

SFAS 143 will be effective for financial statements for fiscal years beginning after June 15, 2002. Upon adoption of the final statement, an entity will use a cumulative-effect approach to recognize transition amounts for existing ARO liabilities, asset retirement costs and accumulated depreciation. All transition amounts are to be measured using information, assumptions, and interest rates that are current as of the date of adoption of the final statement. We do not expect the adoption of SFAS No. 143 to have a material impact on our financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which is effective for years beginning after December 15, 2001. SFAS No. 144 supersedes FASB Statement No. 121 and parts of APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions Relating to Extraordinary Items.” However, SFAS No. 144 retains the requirement of APB Opinion No. 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of by sale, by abandonment, or in a distribution to owners or is classified as held for sale. SFAS No. 144 addresses financial accounting and reporting for the impairment of certain long-lived assets and for long-lived assets to be disposed of. We do not expect the adoption of SFAS No. 144 to have a material impact on our financial position or results of operations.

In November 2001, the FASB EITF staff issued announcement Topic D-103, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses.” As a result, customer reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, will be required to be included as revenues effective January 1, 2002 with all periods being presented on a comparable basis, and an equivalent amount of reimbursable expenses will be included in expenses. The adoption of this announcement did not have a material effect on our net revenue and expenses.

Significant Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. For a detailed discussion on the application of these and other accounting policies, see note 1 to our combined financial statements. In preparing the financial statements included in this prospectus, we are required to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. We expect that our actual results may differ from these estimates.

Revenue Recognition.    We recognize revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101 (SAB 101), “Revenue Recognition in Financial Statements.”

For all transactions where legal title passes to the customer upon shipment, we generally recognize revenue upon shipment for all products that have been demonstrated to meet product specifications prior to shipment. Our shipping terms are primarily free-on-board, or FOB, shipping point. However, a portion of revenue associated with certain installation-related tasks, based upon fair value of that service, is recognized when the tasks are completed. For products that have not been demonstrated to meet product specifications prior to shipment, revenue is recognized on receipt of customer technical acceptance. For transactions where legal title does not transfer at shipment, no revenue is recognized before legal title passes to the customer or customer acceptance. A provision for the estimated cost of warranty is recorded when revenue is recognized. Revenue related to spare parts is generally recognized upon shipment. Service revenue is generally recognized ratably over the period of the related contract. Deferred income includes amounts that have been billed per the contractual terms, but have not been recognized as revenue. This typically includes the amount of deferred product revenue less all product and warranty costs.

Tax.    We calculate our tax provision on a separate return basis. We record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carry forwards. We follow very specific and detailed guidelines regarding the recoverability of any tax assets recorded on the balance sheet and provide any necessary allowances as required. To date, we have not recorded any valuation allowance because, based on the available evidence, we believe it is more likely than not that we will be able to utilize all our deferred tax assets in the future. Based on estimates of future taxable profits and losses, management has determined that a valuation allowance is not required. If these estimates prove inaccurate, a valuation allowance could be required in the future in light of, among other things, the cyclical industry in which we operate.

Inventory.     We value our inventory at the lower of cost or estimated market value. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements for the next 18 months. A significant increase in the demand for our products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. We expect that demand for our products and services will fluctuate in the future in light of, among other things, the cyclical industry in which we operate, therefore causing an impact on the provisions for excess and obsolete inventory.

Income Taxes

Our tax rate is based on our earnings before taxes in the various tax jurisdictions in which we operate throughout the world. Changes in our mix of earnings before taxes in these tax jurisdictions cause our tax rate to fluctuate. In certain periods we recognize tax benefits on pre-tax income due to the benefits generated on pre-tax losses in certain jurisdictions exceeding the tax expense generated by pre-tax income in other jurisdictions with different tax rates. In addition, we record U.S. tax credits when earned. NPTest has subsidiaries in several foreign countries, mainly in Europe and Asia. Part of the income that was previously recognized from Schlumberger’s foreign operations and was not subject to U.S. taxation due to Schlumberger’s foreign incorporation will become subject to U.S. taxation following this offering due to NPTest’s incorporation in Delaware. As a result, we expect that NPTest’s overall tax rate may increase. The amount of loss derived from tax on foreign operations taxed at rates other than the U.S. rates is disclosed in Note 6 to our financial statements.

Results of Operations

The following table sets forth certain items in our statement of operations for the years ended December 31, 1999, 2000 and 2001, and for the three months ended March 31, 2001 and 2002 expressed as a percentage of total net revenues, except that cost of product revenue is expressed as a percentage of product revenue, and cost of services revenue is expressed as a percentage of services revenue:

	Years Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
Net revenue:
Product	84.1%	75.6%	67.7%	72.1%	76.4%
Services	15.9	24.4	32.3	27.9	23.6

Total net revenue	100.0	100.0	100.0	100.0	100.0
Cost of net revenue:
Product	61.5	64.8	87.4	62.7	54.3
Services	73.5	63.1	69.4	66.3	66.4

Total cost of net revenue	63.4	64.4	81.6	63.7	57.1
Operating expenses:
Research and development	13.3	11.4	15.7	14.4	11.6
Selling, general and administrative	20.4	23.3	23.6	22.2	19.3

Total operating expenses	33.7	34.7	39.3	36.6	30.9

Operating income (loss)	2.9	0.9	(20.9)	(0.3)	12.0
Other income (expense), net	0.3	(0.0)	(0.0)	0.1	(0.1)

Income (loss) before income taxes	3.2	0.9	(20.9)	(0.2)	11.9

Income tax benefit (expense)	0.1	1.2	10.2	2.8	(2.3)

Net income (loss)	3.3%	2.1%	(10.7)%	2.6%	9.6%

Three months ended March 31, 2002 and 2001

Product Revenue

Our product revenue is derived from the sale of our primary products, Test Systems and Probe Systems. Product revenue increased 3.2% to $51.7 million in the three months ended March 31, 2002 from $50.1 million in the three months ended March 31, 2001. Our product revenue during the three months ended March 31, 2002 was favorably affected by revenue of approximately $7.4 million derived from trial sales to new customers in Asia of our test products that were shipped prior to the second half of 2001. We do not expect to recognize similar revenue of this magnitude in subsequent periods. An increase in the sales of recently released structural test products of approximately $16.0 million was partially offset by a decrease of approximately $14.6 million, after taking into account the trial sales, in sales of our system-on-a-chip testers, related to a reduction in customers’ end-demand.

Services Revenue

Our services revenue includes maintenance fees for the installed base of our Test and Probe Systems, as well as engineering services marketed through our SABER organization. Services revenue decreased 17.6% to $16.0 million in the three months ended March 31, 2002 from $19.4 million in the three months ended March 31, 2001, primarily as a result of lower SABER sales of approximately $2.5 million and lower after-sale services revenue of approximately $900,000.

Cost of Product Revenue

Cost of product net revenue consists of costs of manufacturing products and providing services. These costs include materials, costs of third-party contract manufacturers, salaries and related expenses for manufacturing, distribution costs, warranty costs, depreciation of manufacturing equipment and overhead allocations for facilities expenses and information technology services. Cost of product revenue decreased 10.6% to $28.0 million in the three months ended March 31, 2002 from $31.4 million in the three months ended March 31, 2001. As a percentage of product revenue, cost of product revenue decreased to 54.3% in the three months ended March 31, 2002 from 62.7% in the three months ended March 31, 2001 primarily as a result of approximately $2.4 million due to reduced prices on a discontinued system-on-a-chip tester product during the first quarter of 2001, and $959,000 in reduced manufacturing costs.

Cost of Services Revenue

Cost of service net revenue consist of service personnel and related overhead allocations for facilities expenses and information technology services. Cost of services revenue decreased 17.5% to $10.6 million in the three months ended March 31, 2002 from $12.8 million in the three months ended March 31, 2001, primarily as a result of lower personnel costs and related expenses corresponding to decreased activity levels. As a percentage of services revenue, cost of services revenue remained relatively flat at 66.4% in the three months ended March 31, 2002 as compared to 66.3% in the three months ended March 31, 2001.

Research and Development

Research and development expenses include salaries and expenses of engineers and related engineering support personnel, initial tooling, project materials, depreciation on equipment used in research and development and an allocation of facilities expenses and information technology services. Research and development expenses decreased 22.0% to $7.8 million in the three months ended March 31, 2002 from $10.0 million in the three months ended March 31, 2001. As a percentage of total revenue, research and development expenses decreased to 11.6% in the three months ended March 31, 2002 from 14.4% in the three months ended March 31, 2001. The decrease in research and development expenses was primarily due to a reduction in compensation expenses of approximately $1.6 million resulting from our reorganization described above as well as a decrease in our outside contractor expenses of approximately $700,000 as a result of the release of products into production. We expect that our research and development costs may increase in absolute dollars in subsequent periods as we invest in future products offerings and enhance our current products.

Selling, General and Administrative

Selling, general and administrative expenses include salaries and related expenses for sales, account management, marketing, commissions, consignment costs and other expenses for marketing programs and trade shows as well as salaries and related expenses for administrative, finance, legal, human resources and executive personnel. These expenses also include an allocation for general and administrative expenses provided by Schlumberger. Selling, general and administrative expenses decreased 15.2% to $13.1 million in the three months ended March 31, 2002 from $15.4 million in the three months ended March 31, 2001. As a percentage of net revenue, selling, general and administrative expenses decreased to 19.3% in the three months ended March 31, 2002 from 22.7% in the three months ended March 31, 2001. The decrease was primarily due to $2.0 million in compensation and travel expenses related to our reorganization described above as well as a reduction in communications and trade show costs of approximately $400,000. This decrease was partially offset by the increase in allocation of general and administrative expenses provided by Schlumberger to $2.1 million in the three months ended March 31, 2002 from $1.8 million in the three months ended March 31, 2001.

The allocation of general and administrative expenses by Schlumberger will terminate on or prior to the completion of this offering. Thereafter, we will reimburse Schlumberger for services performed on our behalf at cost until December 31, 2002. Despite the reduction in charges or allocations from Schlumberger, our general and administrative expenses may not decrease over time as we develop and enhance our own general and administrative support capabilities.

Other income (expense), net

Other expense was $122,000 in the three months ended March 31, 2002 as compared to other income of $52,000 in the three months ended March 31, 2001. The difference was primarily due to exchange rate gains and losses. No interest is recorded on related party payables or receivables.

Income Taxes

Income tax expense was $1.6 million for the three months ended March 31, 2002 on pre-tax income of $8.0 million, an effective tax rate of 20%. This compares to a tax benefit of $2.0 million for the three months ended March 31, 2001 on pre-tax loss of $156,000. The change in the tax rate was due to higher taxes on income from foreign operations partially offset by higher tax credits in the U.S. relative to pre-tax income.

Years ended December 31, 2001 and 2000

Product Revenue

Product revenue decreased 30.9% to $149.5 million in 2001 from $216.4 million in 2000. This decrease in product revenue was primarily due to an industry-wide reduction in demand across our customer base and product lines, partially offset by an increase related to the commencement of structural tester sales of approximately $22.9 million in the second half of 2001.

Services Revenue

Services revenue increased 2.1% to $71.4 million in 2001 from $69.9 million in 2000. The increase in service revenue in 2001 was primarily due to the growth in SABER services of approximately $1.0 million.

Cost of Product Revenue

Cost of product revenue decreased 6.9% to $130.6 million in 2001 from $140.3 million in 2000. This decrease was primarily due to lower product costs on reduced sales, offset by a $35.4 million excess material charge in 2001 resulting from the abrupt slowdown in sales during that period. Excluding this charge, cost of product revenue decreased 32.1% to $95.2 million in 2001, which was generally consistent with the revenue decrease during this period. As a percentage of product revenue, cost of product revenue, excluding the excess material charge, decreased to 63.7% in 2001 from 64.8% in 2000. With respect to the inventory subject to the $35.4 million charge noted above, as of June 30, 2002, approximately $10.9 million of the inventory was physically scrapped with the balance remaining in inventory, most likely to be scrapped.

Cost of Services Revenue

Cost of services revenue increased 12.3% to $49.5 million in 2001 from $44.1 million in 2000. As a percentage of services revenue, cost of services revenue increased to 69.4% in 2001, from 63.1% in 2000 primarily as a result of an increase in resources dedicated to SABER of approximately $4.2 million.

Research and Development

Research and development expenses increased 6.2% to $34.7 million in 2001 from $32.7 million in 2000. This increase was primarily driven by a decision to continue the investment into four new platforms during the industry downturn, namely, the ITS9000ZX, our next generation high-end tester; the DeFT, our latest generation low cost structural tester; and the Probe Systems platforms of the IDS PICA and OptiFIB. As a percentage of total revenue, research and development expenses increased to 15.7% in 2001 from 11.4% in 2000.

Selling, General and Administrative

Selling, general and administrative expenses decreased 21.9% to $52.0 million in 2001 from $66.6 million in 2000. This decrease was primarily due to $11.6 million in savings related to a company reorganization, a decrease in Schlumberger general and administrative fees, including both direct costs and general allocation, of $1.2 million and a decrease in trade show and advertising costs of approximately $1.2 million.

Other income (expense), net

Other expense increased to $139,000 in 2001 from $34,000 in 2000. Charges in both years related to exchange rate losses. No interest is recorded on related party payables or receivables.

Income Taxes

Income tax benefit was $22.4 million in 2001 on pre-tax loss of $46.1 million. This compares to a tax benefit of $3.3 million in 2000 on pre-tax income of $2.6 million. The change in the tax rate was due to lower tax credits in the U.S. relative to pre-tax income partially offset by lower taxes on income from foreign operations.

Years ended December 31, 2000 and 1999

Product Revenue

Product revenue decreased 5.4% to $216.4 million in 2000 from $228.8 million in 1999. The decrease in product revenue primarily reflects reduced sales volume of high-end logic testers of approximately $32.0 million, partially offset by increased mixed signal tester sales of approximately $20.5 million.

Services Revenue

Services revenue increased 61.7% to $69.9 million in 2000 from $43.2 million in 1999. The increase is due to higher after-sale services on Probe and Test Systems equipment of approximately $20.6 million and wider acceptance of the SABER services model of approximately $6.1 million.

Cost of Product Revenue

Cost of product revenue was approximately flat at $140.3 million in 2000 compared to $140.6 million in 1999. As a percentage of product revenue, cost of product revenue increased to 64.8% in 2000 from 61.5% in 1999, due in part to an unfavorable mix of product sales, with reduced high-end logic sales resulting in a reduced margin of approximately $1.6 million, an equipment write-off of approximately $900,000, as well as the restructuring charge of approximately $1.4 million described above.

Cost of Services Revenue

Cost of services revenue increased 38.8% to $44.1 million in 2000 from $31.8 million in 1999. The increase was the result of the growth during the same period in services revenue. As a percentage of services revenue, cost of service revenue decreased to 63.1% in 2000 from 73.5% in 1999, as a result of a $3.4 million non-recurring maintenance charge in 1999 with respect to a specific product and efficiencies from increased revenue in 2000. The non-recurring charge related to a redesign and retrofit of a timing overload device for a module in our high-end logic tester product.

Research and Development

Research and development expenses decreased 9.8% in 2000 to $32.7 million from $36.3 million in 1999. This decrease reflects the combined effect of a reduction in engineering support requirements after the EXA 3000 was released into production, partially offset by a nearly simultaneous ramp-up of resources required to develop the new structural test platform. Additionally, we began development of two Probe Systems products and a high-end Test System product in 2000. As a percentage of net revenue, research and development decreased to 11.4% in 2000 from 13.3% in 1999.

Selling, General and Administrative

Selling, general and administrative expenses increased 19.7% to $66.6 million in 2000 from $55.6 million in 1999. Of this increase, approximately $7.7 million was due to increased payroll and related direct expenses associated with a shared management structure across various Schlumberger businesses implemented by Schlumberger in 1999. In addition, Schlumberger management fees charged to the business increased to $9.6 million in 2000 from $7.1 million in 1999. As a percentage of net revenue, selling, general and administrative expenses increased to 23.2% in 2000 from 20.4% in 1999.

Other income (expense), net

Other expense was $34,000 in 2000 compared to other income of $957,000 in 1999. The expense in 2000 was the result of exchange rate losses and the income in 1999 was derived from exchange rate gains in Europe and Japan. No interest is recorded on related party payables or receivables.

Income Taxes

Income tax benefit was $3.3 million in 2000 on pre-tax income of $2.6 million. This compares to a tax benefit of $422,000 in 1999 on pre-tax income of $8.7 million. The change in the tax rate was due to higher losses and higher tax credits in the U.S. partially offset by higher taxes on income from foreign operations.

Quarterly Financial Results

The following tables present our operating results for each of the nine quarters in the period ended March 31, 2002, in dollars and as a percentage of net revenue, except that cost of product revenue is expressed as a percentage of product revenue, and cost of services revenue is expressed as a percentage of services revenue. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, all necessary adjustments, which consist only of normal and recurring adjustments, have been included to present fairly the unaudited quarterly results. This data should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this prospectus. These operating results are not indicative of the results of any future period.

	Three Months Ended
	Mar. 31, 2000	Jun. 30, 2000	Sep. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	Jun. 30, 2001	Sep. 30, 2001	Dec. 31, 2001	Mar. 31, 2002
	(in thousands)
Net revenue:
Product	$35,928	$58,347	$59,459	$62,711	$50,052	$31,233	$21,649	$46,609	$51,662
Services	17,372	15,869	17,350	19,298	19,385	18,604	17,155	16,245	15,978

Total net revenue	53,300	74,216	76,809	82,009	69,437	49,837	38,804	62,854	67,640
Cost of net revenue:
Product	21,589	34,290	36,830	47,546	31,364	19,921	16,345	62,997	28,039
Services	8,497	10,357	11,185	14,088	12,845	12,902	12,214	11,588	10,602

Total cost of net revenue	30,086	44,647	48,015	61,634	44,209	32,823	28,559	74,585	38,641
Operating expenses:
Research and development	5,248	7,863	9,516	10,091	10,029	8,749	7,807	8,163	7,821
Selling, general and administrative	15,975	16,118	16,301	18,177	15,407	13,864	11,506	11,194	13,060

Total operating expenses	21,223	23,981	25,817	28,268	25,436	22,613	19,313	19,357	20,881

Operating income (loss)	1,991	5,588	2,977	(7,893)	(208)	(5,599)	(9,068)	(31,088)	8,118
Other income (expense), net	(145)	190	306	(385)	52	(268)	44	33	(122)

Income (loss) before income taxes	1,846	5,778	3,283	(8,278)	(156)	(5,867)	(9,024)	(31,055)	7,996
Income tax benefit (expense)	232	(1,160)	(64)	4,320	1,965	3,221	4,265	12,915	(1,553)

Net income (loss)	$2,078	$4,618	$3,219	$(3,958)	$1,809	$(2,646)	$(4,759)	$(18,140)	$6,443

	Three Months Ended
	Mar. 31, 2000	Jun. 30, 2000	Sep. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	Jun. 30, 2001	Sep. 30, 2001	Dec. 31, 2001	Mar. 31, 2002
Net revenue:
Product	67.4%	78.6%	77.4%	76.5%	72.1%	62.7%	55.8%	74.2%	76.4%
Services	32.6	21.4	22.6	23.5	27.9	37.3	44.2	25.8	23.6

Total net revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of net revenue:
Product	60.1	58.8	61.9	75.8	62.7	63.8	75.5	135.2	54.3
Services	48.9	65.3	64.5	73.0	66.3	69.4	71.2	71.3	66.4

Total cost of net revenue	56.4	60.2	62.5	75.2	63.7	65.9	73.6	118.7	57.1
Operating expenses:
Research and development	9.9	10.6	12.4	12.3	14.4	17.6	20.1	13.0	11.6
Selling, general and administrative	30.0	21.6	21.2	22.2	22.2	27.7	29.7	17.8	19.3

Total operating expenses	39.9	32.2	33.6	34.5	36.6	45.3	49.8	30.8	30.9

Operating Income	3.7	7.6	3.9	(9.7)	(0.3)	(11.2)	(23.4)	(49.5)	12.0
Other income (expense), net	(0.2)	0.3	0.4	(0.5)	0.1	(0.6)	0.1	0.1	(0.1)

Income (loss) before income taxes	3.5	7.9	4.3	(10.2)	(0.2)	(11.8)	(23.3)	(49.4)	11.9
Income tax benefit (expense)	0.4	(1.6)	(0.1)	5.3	2.8	6.5	11.0	20.5	(2.3)

Net income (loss)	3.9%	6.3%	4.2%	(4.9)%	2.6%	(5.3)%	(12.3)%	(28.9)%	9.6%

Net Revenue

After a difficult year in 1999 when our logic test sales fell significantly, we gained market share with our mixed signal test products in 2000. With the introduction of EXA 3000 during the second quarter of 2000, we experienced strong sales in Europe and Asia for the following two quarters. Beginning in the first quarter of 2001, our sales fell as the test, assembly and packaging segment of semiconductor equipment market fell precipitously. Our revenue increased in the three months ended December 31, 2001 and the three months ended March 31, 2002 with the introduction of our structural tester product and large shipments to our initial customer for this product. Following this customer’s initial conversion to structural test, its purchases of this product may decline.

Cost of Revenue

Cost of product revenue in the three months ended December 31, 2000 included a charge of $900,000 related to equipment write-off. Cost of product revenue in the three months ended December 31, 2001 included a charge of $1.4 million relating to our reorganization and restructuring, as described above. Cost of product revenue for the three months ended December 31, 2001 included a charge of $35.4 million related to excess material. As a percentage of total product revenue, total cost of product revenue increased in the three months ended December 31, 2000 as a result of $1.5 million in unfavorable product mix, $1.1 million in increased inventory charges, $1.4 million in restructuring charges and $900,000 in an equipment write-off. As a percentage of total services revenue, total cost of services increased in the three months ended December 31, 2000 as a result of $1.2 million in increased employee cost and $700,000 in higher repair costs.

Liquidity and Capital Resources

During the three months ended March 31, 2002, net cash provided by operating activities was $24.7 million, as compared to net cash used in operating activities of $11.8 million for the three months ended March 31, 2001. Cash used in operating activities in 2001 and 2000 was $17.8 million and $36.3 million respectively. Cash provided by operating activities in 1999 was $114.9 million.

Cash provided in operating activities in the three months ended March 31, 2002 reflects net income of $6.4 million, depreciation of $2.5 million, and working capital and other movements generating cash of $15.8 million. Key movements within working capital and other include favorable movements in net inventory of $9.0 million, including decreases of $6.0 million in North America, $1.9 million in Japan and $1.1 million in Europe, due to strong shipments and reduced procurement levels; net accounts receivable of $7.7 million, including $7.6 million in North America following delays during the fourth quarter due to a client upgrading its accounting system; and other accrued liabilities of $5.2 million; offset by unfavorable movements in deferred income of $8.0 million.

Cash used in operating activities in the three months ended March 31, 2001 reflects net income of $1.8 million, depreciation of $2.8 million, and working capital and other movements utilizing cash of $16.4 million. Key movements within working capital and other include unfavorable movements in deferred income of $40.2 million; and accounts payable of $8.4 million, due to reduced material purchases, partially offset by favorable movements in net accounts receivable of $28.5 million, including movements in North America of $15.7 million, Asia of $7.7 million and Japan of $5.1 million; and other accrued liabilities of $3.6 million.

Cash used in operating activities in 2001 reflected a net loss of $23.7 million, depreciation of $10.8 million, and working capital and other movements utilizing cash of $4.9 million. Key movements within working capital and other include favorable movements in net inventory of $32.1 million, related to the provision for excess material of $35.4 million during the fourth quarter; net accounts receivable of $33.5 million, involving $14.2 million in Asia, $6.3 million in Europe, $7.4 million in North America and $5.6 million in Japan, representing lower shipments in each such region; and payables to related parties of $7.1 million, primarily due to a timing related change in intercompany payables to a payroll processing entity; offset by unfavorable movements in deferred income taxes of $12.9 million, related to the excess material provision taken in the period, deferred income of $42.6 million; accounts payable of $18.0 million due to reduced material procurement; and other accrued liabilities of $9.3 million, due to lower employee and miscellaneous payables.

Cash used in operating activities in 2000 reflected a net income of $6.0 million, depreciation of $6.9 million, and working capital and other movements utilizing cash of $49.2 million. Key movements within working capital and other include unfavorable movements in net inventory of $60.5 million, including increases in North America of $34.2 million, Asia of $13.0 million, Japan of $5.5 million and Europe of $7.8 million; net accounts receivable of $30.5 million, due to increased shipments and some extended payment terms in Asia; partially offset by a favorable movement in deferred income of $37.2 million.

Cash provided by operating activities in 1999 reflected a net income of $9.1 million, plus depreciation of $4.1 million, and working capital and other movements generating cash of $101.7 million. Key movements within working capital and other include favorable movements in net inventory of $61.2 million on significantly reduced activity compared to levels of activity during 1998, and net accounts receivable of $22.1 million, on reduced activity primarily in North America.

Cash used in investing activities was $4.0 million in 2001, $27.0 million in 2000, and $14.3 million in 1999. Cash used from investing activities was $1.3 million in the three months ended March 31, 2002, compared to $3.2 million in the three months ended March 31, 2001. Capital spending on building improvements specific to the headquarter facility in San Jose accounts for $17.5 million in 2000.

Cash used in financing activities was $92.5 million in 1999. Cash provided by financing activities was $15.8 million in 2001 and $66.2 million in 2000. Cash used in financing activities was $23.2 million in the first three months of 2002, compared to cash provided of $9.3 million in the first three months of 2001. Cash flows from financing activities in each period are comprised of net investments received from or extended to Schlumberger.

We expect that our remaining capital expenditures through 2002 will be approximately $6.0 million. These anticipated expenditures primarily relate to the purchase of capital equipment for the general support of our business. Our other commitments are primarily comprised of our lease obligations, which are more fully described in note 8 to our combined financial statements.

In the past, our capital needs have been satisfied by Schlumberger. However, following our separation, Schlumberger will no longer provide funds to finance our working capital or other cash requirements. NPTest will benefit from net proceeds received from the issuance of the shares by us in this offering. Before this offering and prior to consummation of the separation, we will transfer all of our existing cash to Schlumberger, except for the cash in our subsidiaries required to remain with these subsidiaries for legal or other reasons. As of March 31, 2002, giving pro forma effect to the separation, there was approximately $10.3 million of cash and cash equivalents on our balance sheet, of which approximately $8.7 million would have been transferred to Schlumberger and approximately $1.6 million would have remained with us. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancement to existing products, the cost to ensure access to adequate manufacturing capacity, and the continuing market acceptance of our products. We currently expect that the net proceeds of this offering along with our anticipated future cash flow from operations, will be sufficient to satisfy our anticipated cash needs for at least the next 12 months. To the extent that funds generated by this offering, together with any cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Future equity financings would be dilutive to the existing holders of our common stock. Future debt financings could involve restrictive covenants. We will likely not be able to obtain financing with interest rates as favorable as those that Schlumberger could obtain. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products and services, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements, which could seriously harm our business.

Although we are not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Qualitative and Quantitative Disclosure about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates, and other relevant market rate or price changes. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying assets are traded.

Foreign exchange rates

We are exposed to foreign currency exchange movements, primarily in the Euro, the British Pound, and the Japanese Yen, as we enter into various contracts, which change in value as foreign currency exchange rates change. The primary exposure exists during the period between when a contract price is fixed in foreign currency and when the related receivable is collected. To mitigate this risk we only fix contracts in the above referenced foreign currencies, and normally fix prices for long term contracts using US dollar prices. The length of time between when a short-term contract price is contractually fixed, and when the equipment is delivered, typically ranges between two to four months, unless the equipment can be taken from finished goods inventory. Our standard terms of sale are 80% due 30 days after delivery, and 20% due 30 days after customer site acceptance, which is required within 30 days of delivery. On completion of this offering, we may seek to hedge our exposure to foreign currency rate fluctuations with forward contracts. Our historical financial statements do not reflect any foreign currency arrangements.

Interest rates

We have virtually no debt, therefore exposure to market risk related to interest rates is limited. If and when we do enter into borrowing arrangements, we will seek to manage the exposure to interest rate changes by using a mix of debt maturities and variable- and fixed-rate debt together with interest rate swaps, where appropriate, to fix or lower borrowing costs.

BUSINESS

Overview

We provide advanced test and diagnostic systems and related product engineering services to the semiconductor industry. Our customers include semiconductor manufacturers, foundries and assembly contractors worldwide. Our products are designed to enable our customers to accelerate prototype development and time to full-scale production, as well as to enhance the quality of product shipments. Test Systems, our largest product line, provides wafer level and final test equipment used in the design and manufacture of complex semiconductor integrated circuits. Our Probe Systems product line provides diagnostic equipment to identify and repair design flaws during prototype development, product characterization, initial production ramp and failure analysis. Our services include maintenance for our test and diagnostic systems and SABER, which provides design validation and product and test engineering services for integrated circuit vendors.

Our history dates back to 1965 when Fairchild Semiconductor established an automated test equipment division. Schlumberger acquired Fairchild Semiconductor in 1979. Schlumberger is a global technology services company primarily organized around two business segments, Schlumberger Oilfield Services and SchlumbergerSema. Schlumberger employs a total of approximately 81,000 people in nearly 100 countries around the world with revenues in 2001 of $13.7 billion. Under Schlumberger, the automated test equipment division of Fairchild evolved significantly over time into the Schlumberger Semiconductor Solutions Group.

During 2001, Schlumberger announced its intention to divest various businesses, including its Semiconductor Solutions Group. Accordingly, the yield enhancement systems business and other ancillary businesses within the group were or will be separately sold by Schlumberger. NPTest, which is being divested in part through this initial public offering, comprises the core part of the business of the Semiconductor Solutions Group of Schlumberger.

Industry Background

The semiconductor industry has historically advanced in accordance with what is commonly referred to as “Moore’s Law,” which states that the number of transistors in a digital integrated circuit doubles every 18 to 24 months. This has been accomplished by consistently shrinking circuit dimensions, which have now reached deep sub-micron levels. As a consequence of the resulting improvements in performance, integrated circuits are becoming increasingly pervasive in a wide range of business and consumer applications. Sales of semiconductor devices are estimated to have been approximately $50.5 billion in 1990, $204.4 billion in 2000 and $139.0 billion in 2001, according to the Semiconductor Industry Association. The Semiconductor Industry Association currently estimates that by 2004, the industry will have sales of approximately $213.4 billion.

Semiconductor Design and Manufacturing Process

The semiconductor design and manufacturing process, which is shown below, entails a complex, multistage process.

•	Design Stage. The product concept is developed into a software-based model of the electrical circuit. This model is developed into a photolithographic “mask” set that contains the circuit layout.

•	Prototype Stage. The mask set is used to manufacture a small quantity of prototype devices.

•
Validation and Characterization Stage.    The functionality and specifications of prototype devices are validated, comparing the prototype to the model, and characterized in detail. Prototypes often require redesign and repetition of the photolithographic process with a new mask set to correct architectural or design flaws.

•	Wafer Fabrication Stage. Once the prototype is validated and fully characterized, it is moved to high-volume manufacturing. After manufacturing, wafer level testing is conducted.

•	Final Assembly and Test Stage. The integrated circuit is assembled, packaged and undergoes final testing and is shipped.

As the cost and complexity of designing and manufacturing semiconductors has increased, the semiconductor industry has begun to disaggregate into separate sectors, each with a specialized business model. Unlike vertically-integrated semiconductor producers, companies operating within these sectors focus only on certain stages in the design and manufacturing process. In the case of the non-manufacturer, or fabless integrated circuit vendor, focus is on design and marketing; in the case of the foundry, or fab, focus is on integrated circuit manufacturing technology; and in the case of the assembly contractor, focus is on packaging and final testing of devices. This more fragmented industrial framework has resulted in certain product engineering roles being underserved.

Test and Diagnostic Market Challenges

In the semiconductor design and manufacturing process there is a need to identify non-performing devices and isolate the cause of malfunctions. Addressing this need through test and diagnostic steps is becoming more challenging for manufacturers due to a number of factors, including:

•
Rapid time-to-market.    The competitive pressure in end-user markets creates short product life cycles, placing a premium on the ability to be first-to-market and achieve volume production. As a result, integrated circuit vendors strive to complete their processes, including all necessary test and diagnostic steps, within a very short period when introducing next generation devices.

•
Rising complexity.    Integrated circuit complexity has grown at both the physical and logical levels. At the physical level, the increasing number of transistors and layers of an integrated circuit have increased the cost of locating the cause of malfunctions. At the logical level, analog, digital and memory functions have been integrated to create the system-on-a-chip. To be cost-effective, system-on-a-chip devices require testers that are modular in design and capable of addressing each of the functions on the device on a single platform.

•
Priority on costs and shift to structural test.    Increased integrated circuit complexity has resulted in rising costs of test for new devices using conventional test methodologies. As a result, the industry is increasingly turning to structural test techniques such as design-for-test, which do not attempt to reproduce the target operating environment of the integrated circuit. Design-for-test techniques facilitate the testing of devices by embedding test structures within the devices themselves. By appropriately activating these embedded structures, a manufacturer can test the integrated circuit at a lower overall cost. Structural test techniques have special technical requirements in their implementation that are not commonly met by conventional test equipment.

Our Solution

We provide advanced test and diagnostic systems and related product engineering services to the semiconductor industry that can enable our customers to accelerate prototype development and reduce time to full-scale production. Our products and services address the challenges of test and diagnostic applications by:

•	Reducing customers’ time-to-market. Using our products, design flaws in integrated circuit prototypes can often be identified and repaired in the laboratory in a matter of hours. No replacement of a mask set, with lengthy repetition of the photolithographic process, is necessary to produce a working prototype, enabling our customers to achieve a design win with the first few samples produced at a foundry.

•
Enabling faster and more complex integrated circuits.    Utilizing our test and diagnostic systems and product engineering expertise, manufacturers can validate, test and debug high-speed processors operating at frequencies in excess of 1 GHz, advanced system-on-a-chip devices with diverse functional units and high speed interfaces, all at maximum operating performance levels. Our test and diagnostic equipment is designed to process currently existing integrated circuit devices, as well as anticipated next generation products.

•
Reducing customers’ manufacturing costs.    Our products and services are designed to reduce integrated circuit engineering and manufacturing costs by improving yields and reducing the cost of test. Our diagnostic equipment can trace the reason for a yield loss and identify the associated process step. Our test equipment combines low cost of ownership with high throughput to achieve lower cost of test per device shipped. Our solution enables our customers to identify and correct design flaws and manufacturing issues earlier in the process, thereby reducing their overall costs.

•
Bridging the engineering services gap.    We deliver design validation and product and test engineering services primarily to integrated circuit vendors. We provide expertise both on our proprietary platform and on the platforms of our competitors.

Business Strategy

Our objective is to become the leader in providing test and diagnostic systems and product engineering services to the semiconductor industry. Key elements of our strategy include the following:

•
Targeting customers in high-growth markets.    We focus on semiconductor customers that operate in rapidly growing markets, such as computer processors, peripherals and graphics accelerator chips, Internet backbone, edge and access systems, digital entertainment products and wireless and wireline infrastructure. Customers producing devices for these markets typically require highly-complex and multi-function devices, which puts a premium on our test and diagnostic technology.

•
Maintaining and extending strong relationships with strategic customers.    Faced with technical challenges in developing the next generation of products, our customers often engage us early in the development stage to ensure that new design and test requirements do not delay time-to-market and full production schedule. We intend to maintain and expand these relationships by focusing on the needs of our customers and providing them with a wide range of value-added products and services.

•
Leveraging our technology.    New developments in assembly and packaging and emerging high performance standards challenge our customers’ technology and create opportunities for us to deliver value-added services. We intend to invest in software and hardware technology to enable our customers to overcome their testing and diagnostic technology challenges as they implement next generation products.

•
Facilitating the market transition to structural test.    Confronted with competitive pressures, integrated circuit manufacturers have identified structural test techniques as key enablers of lower manufacturing costs and reduced investment in capital expenditures and engineering organization. We believe our products and services can facilitate the industry’s transition to structural test.

•
Enhancing our price performance.    We are actively pursuing new technologies and high levels of system integration to make advanced performance available to a broader set of applications and customers on a cost-effective basis.

•	Integrating design and validation and characterization stages. In the design and manufacturing process for the most advanced integrated circuits, the product design stage is not considered to be complete until the prototype is fully validated and characterized. We seek to expand the use of our set of tools that allows interactive design edits at the validation and characterization stage. These tools enable our customers to complete process cycles in a single circuit editing session, thereby reducing time-to-market.

Products and Services

We believe that our complementary products and services position us to cost-effectively meet our customers’ challenges in integrated circuit diagnostics, rapid prototyping, characterization and manufacturing test. Our products are large and complex computer-controlled electrical systems with sophisticated graphical software interfaces. Our Test Systems products are sophisticated electrical signal generators and analyzers that provide the integrated circuit under test with extensive inputs and monitor the corresponding outputs. Our Probe Systems products acquire electrical signals from the integrated circuit during operation. Some of these systems identify the cause of malfunctions, while others repair the defects in the integrated circuit. Test and Probe Systems are integrated by design to work side-by-side in our customers’ laboratories. SABER delivers design validation and product and test engineering services to integrated circuit vendors. In March 2002, we were awarded the Intel Preferred Quality Supplier award, which is awarded by Intel to vendors that achieve certain performance levels.

Test Systems

The objective of our Test Systems product line is to improve the productivity of integrated circuit vendors by providing test equipment for manufacturing, characterization and validation of advanced integrated circuits. We design our products to deliver high throughput, resulting in a lower cost of test per device over a long economic life, and superior accuracy, resulting in high manufacturing yields. Our test products assist customers in reducing time-to-market of new integrated circuits by providing high functionality with a user-friendly interface. Since the introduction of our ITS9000 tester in 1991, we have installed over 500 digital and 250 system-on-a-chip testers worldwide. We believe that over 2000 legacy testers from previous generations of our products are still in use.

Logic Test.    Our logic test products have been consistently positioned in high-end market segments such as microprocessors, PC chip sets and high pin count application specific integrated circuits. This product portfolio is based on our ITS 9000 series, with its innovative Sequencer Per Pin® architecture. This architecture enables more signal processing to be done in the digital domain than with competitive logic testers, thereby reducing the risk of errors in computations, regardless of the complexity of the target waveform. Over four successive generations, the ITS9000 series has achieved a 10-fold increase in data rate, a 4-fold increase in accuracy and a 2-fold increase in throughput, without losing compatibility with the initial ITS9000 FX model introduced in 1991. At the same time, equipment footprint was reduced by over 50%, while maintaining prices at competitive levels. The high yields and efficiency delivered by our ITS9000 series in high-volume manufacturing plants over 10 years have resulted in a significant market share in the microprocessor unit and chip set test market.

High-End Test.    We have developed a new product offering to test the next generation of integrated circuits for microprocessors, Internet servers, backbone routers and other emerging high-performance applications. These devices implement advanced bus architectures, such as HyperTransport®, InfiniBand® and serial communication standards such as OC-192. This new offering builds upon the proven test and calibration technology of our ITS9000 series to provide an effective solution for all of these emerging application standards.

System-on-a-Chip Test.    To address the test needs of system-on-a-chip devices, which exceed the capability of mixed-signal testers, we have developed the EXA system, a family of testers that leverages the digital test capabilities of our ITS9000 series and combines them with true mixed signal synchronization, advanced analog instruments and a seamless user interface. The EXA system has a significant installed base at major system-on-a-chip manufacturers and at assembly and test contractors in Taiwan and in the rest of Asia. Today the EXA family has achieved a leading market share in the test of system-on-a-chip devices for DVD players, set-top boxes and other digital convergence applications.

Structural Test.    The industry is increasingly recognizing structural test techniques as a key means to reduce the cost of test. As a result, demand is emerging for testers that can support design-for-test and built-in-self-test techniques within acceptable cost parameters. Many conventional low cost testers have been rendered obsolete by this trend, because they cannot support the most recent structural test strategies. At the same time, the development of widely available software tools to set up a design-for-test environment is making design-for-test a practical proposition for a broad population of integrated device manufacturers. Our DeFT product combines a high level of support for advanced design-for-test techniques with aggressive system cost reduction.

Probe Systems

Our Probe Systems product line, established in 1987, integrated for the first time advanced and diverse technologies for integrated circuit diagnosis into a compact system with a seamless and comprehensive Computer Aided Design navigation user interface. Our IDS 5000 electron beam prober directly provided a designer the capability to understand and validate the inner workings of any circuit in real time in the context of the design framework. These new tools made integrated circuit diagnostic and rapid prototyping, as well as process monitoring, a practical and cost effective proposition. Today, the capabilities made available by Probe Systems products effectively extend the scope of design through the validation and characterization stage, fostering engineering synergies across prototype development and initial device launch. This can contribute to a dramatic reduction in time-to-market for a wide range of integrated circuit applications. These products have become a standard for in-circuit measurement in most integrated circuit applications.

In-Circuit Measurement Systems.    Our in-circuit measurement products enable engineers to measure electrical signals inside the integrated circuit without interfering with its operation. Our products find the cause of any malfunctions in the integrated circuit that failed testing. Our software enables engineers to identify the precise location of the defect from among the millions of transistors in the integrated circuit. Once the defect has been identified, it can be repaired using our circuit edit systems, described below. In-circuit measurement technology has evolved to keep pace with shrinking device geometries and manufacturing changes. The current version of our in-circuit measurement system for 0.18 micron processes is the IDS 2500 prober. For next generation processes, such as 0.13 micron and 0.09 micron geometries, we have developed the IDS PICA. Our in-circuit measurement products have a leading market share in verification laboratories with cumulative sales of over 370 systems.

Circuit Edit Systems.    After a flaw is pinpointed using in-circuit measurement technology, our circuit edit products allow integrated circuit manufacturers to modify the integrated circuit layout in “microsurgery” fashion with focused ion beam technology to correct design errors or process faults in a matter of hours. The uniform Computer Aided Design navigation user interface used in both our in-circuit measurement and circuit edit tools allows seamless transition between diagnostic and edit operations. Our IDS P3X, the third generation of our circuit edit tools, includes exclusive technology capable of editing 0.18 micron geometries and of performing analog measurements. To enable modifications in flip-chip devices at 0.13 micron and below, we introduced our IDS OptiFIB, which is based on a proprietary technology that delivers simultaneous imaging and editing with a high degree of accuracy. We have shipped over 80 circuit edit systems worldwide.

The following tables set forth our current product offerings, their features and examples of typical devices tested by each product.

Test Systems

	ITS 9000KX	ITS 9000ZX	EXA3000	DeFT
	Logic Test	High-End Test	System-on-a-chip Test	Structural Test
Target Application	Advanced Processors	HyperTransport/ InfiniBand IC	Digital consumer, PC peripheral	Manufacturing test of high volume devices
	Computer ASICs	Network backbone, serial interfaces	Network access

Max data rate	800Mb/s	1600/3200Mb/s	800Mb/s	—

Guaranteed accuracy	+/-75ps	+/-50ps	+/-75ps	—

Calibration	to the socket	to the socket	to the pogo	—

Calibration resolution	0.4ps	0.4ps	0.4ps	—

Timing agility	4096 time sets	4096 time sets	4096 time sets	—

Simultaneous time bases	2	2	2	—

Algorithmic pattern generator	16X 16Y 4Z 2D	16X 16Y 4Z 2D	16X 16Y 4Z 2D	16X 16Y 4Z 2D

Differential pins	no	yes	no	—

Source synchronous channels	no	yes	no	—

Serial channels	no	yes	yes	—

Max power delivery	150A	150A	90A	150A

Max scan memory on 64 chains	128 megaVectors	128 megaVectors	128 megaVectors	1 gigaVector

Max parallel sockets	—	—	16	4

Fail capture memory per pin	512kb	512kb	512kb	64kb

Clock accuracy at 200MHz	—	—	—	+/-20ps

Analog synchronization	—	—	full	—

Configurable analog instruments	—	—	32	—

Dynamic V/I	—	—	128	—

Noise floor	—	—	-120dB	—

Max instrument resolution	—	—	20 bit	—

Probe Systems

	IDS 2500	IDS PICA	IDS OptiFIB
	In-Circuit Measurement		Circuit Edit
Geometry node	180nm	130-90nm	130-90nm

Device types	processors, ASICs, SOCs	processors, ASICs, SOCs	processors, ASICs, SOCs

Software	STAR	STAR	STAR

ATE interface	direct-compatible	direct-compatible	direct-compatible

Back side access	Total	Total	Total

Timing resolution	10ps	2.5ps	—

Timing accuracy	trigger dependent	+/-15ps	—

Bandwidth	10Ghz	2.1GHz	—

Measurement	Point-to-point	Global	—

SOI support	Partial	Yes	—

Spot size	—	—	3nm @ 0.5pA

Beam alignment accuracy	—	—	0.1µm

Maximum aspect ratio	—	—	< 30:1

SOI, CMP	—	—	Full

Cu etch	—	—	Complete

Analog capability	—	—	MPC

Tilt stage	—	—	Yes

Wafer capability	—	—	200 & 300mm

Services

Customer Support.     Maintenance for our test and diagnostic systems encompasses a broad range of support services, from standard maintenance and repair services to on-site deployment of task forces to complement customers’ operations. To achieve its objectives, our maintenance department has developed and implemented a process to monitor customer requirements and service delivery. We have recently introduced an e-diagnostics distributed system that links remote sites to technical centers for immediate resolution of issues. This system builds upon an extensive knowledge database where information on each product is stored and searchable. If a customer problem goes beyond known issues, an e-ticket is generated and the technical and engineering staff delivers a new solution, which is then stored in the knowledge database.

SABER.     Established in 1998, SABER provides design validation and product and test engineering services that address the needs created by the continuous disaggregation of the integrated circuit manufacturing industry. Through SABER, we deliver services to our customers that leverage our general test and diagnostic competencies and span characterization, validation, production implementation and failure analysis. To deliver the most complete test and diagnostic engineering services to our customers, SABER’s services extend beyond our proprietary equipment to those of other participants in the industry. SABER also offers services designed to optimize processes and enhance product yields in the context of outsourced design validation, fab operations and test, assembly and packaging contracting. SABER’s clients include integrated device manufacturers and fabless integrated circuit vendors. SABER has developed a special focus on fabless integrated circuit vendors that often do not have the critical mass or the desire to develop in-house product engineering expertise. To better serve these customers, SABER has an arrangement with a major foundry which better positions SABER to take advantage of the fragmented nature of the industry and to reach the fabless integrated circuit vendors.

•
Test Practice.    SABER delivers processes for the development and implementation of test methods and applications. We provide our customers with access to test equipment by different vendors and to highly trained professionals with extensive industry experience. Turnkey characterization jobs, advanced thermal behavior analysis and test solution optimization are some of the typical services offered.

•
Diagnostic Practice.    Our extensive knowledge of advanced techniques for device debug and validation, coupled with our use of the latest generation diagnostic and repair equipment, enables SABER to deliver strong value in time-to-market enhancement. Rapid Prototyping Services, where we provide validation and debugging of prototype integrated circuits on behalf of the customer, are aimed at a critical need of the members of the growing fabless integrated circuit vendor community.

•
Interface Development.    Emerging high-frequency standards in the communications and PC industries require equally advanced tester interfaces for the devices that support them. SABER leverages its experience in advanced applications to develop custom solutions for the general market.

Sales and Marketing

We grow our business primarily by expanding customer relationships. In a number of cases, early technology exchanges with industry leaders have developed into common projects, whereby the customer specifies product performance and we develop the required technology and implement the solution, within specified schedule and pricing constraints. We place a high value on developing and maintaining these types of relationships with our customers, which we believe is the best approach to product development.

We sell our products and services directly to integrated circuit manufacturers and assembly and test service companies. We market our products and services to integrated device manufacturers through our account managers, who have worldwide responsibility for each of their accounts. Each account manager is a sales professional with significant industry experience. Account managers are responsible for the general relationship with the customer, including the coordination and preparation of technology roadmap exchanges. We have also established specialized sales and marketing teams to meet the particular requirements of fabless design houses and test contractors, with a team dedicated to each group. These teams market both Test and Probe Systems to take advantage of cross-selling opportunities. Our SABER value-added services are marketed by dedicated regional sales teams.

Customers

The semiconductor industry is highly concentrated, and a small number of semiconductor device manufacturers and contract assemblers account for a substantial portion of the purchases of semiconductor test equipment generally, including our diagnostic and test equipment. In 2001, two customers, Intel and ST Microelectronics, each accounted for in excess of 10% of our total revenue.

Manufacturing

All our products are assembled at our 110,000 square foot facility in Simi Valley, California. It is organized into two sectors, front-end manufacturing and system integration. Front-end manufacturing delivers complete and fully tested multi-layer electronic boards, both in conventional and surface mount technology. The system integration sector is organized into Test and Probe work cells, each of which performs systems level integration and calibration, final test and acceptance. The facility is responsible for planning and procurement, based on a build plan, which is reviewed monthly by senior management, and a material requirements planning information system. There is a formal quality structure in place, with a strategy focused on process improvement teams for each work cell that closely cooperate with specialized working groups for measurement and corrective and preventative actions. Regular quality assessments are conducted, both by internal teams and by customer representatives. The manufacturing center scores high on customer assessments of product quality and on-time shipment.

Front-end manufacturing is partially outsourced to contractors, including a Schlumberger factory in St. Etienne, France. The Schlumberger arrangement pertains to the subcontracting of circuit board assembly from Schlumberger St. Etienne, for which we paid Schlumberger $2.4 million, $3.2 million and $1.8 million in 1999, 2000 and 2001, respectively.

Systems modules, such as power supplies, mechanical frames and certain instruments, are purchased on the market. Integrated circuits and other components are purchased as standard devices or developed as application-specific integrated circuits.

Research and Development

We have a highly structured approach to maximize research and development efficiency. A group of advisors formulates a long-term technology plan with clear objectives. Through our direct engagement with customers, high-priority projects are identified and appropriate resources are allocated. Engineering resources are organized by area of competence to effectively develop expertise and to share technologies across product lines. To improve our time-to-market with new products and technologies, we have multiple development centers worldwide that work simultaneously on projects, delivering 24-hour engineering capability.

We internally develop all software components of our products to achieve ease of use, integrated functionality, throughput efficiency and calibration/diagnostic effectiveness. This development is based on object-oriented architecture, modeling and design. Our software engineering group has achieved the Software Engineering Institute’s Capability Maturity Model, or CMM, Level 2 in our San Jose facility and CMM Level 3 in the Ferndown and St. Etienne facilities.

We design all critical devices, boards and modules that implement our proprietary architecture in Test Systems products. We partly develop internally and partly license the advanced sub-micron diagnostic technology implemented in Probe Systems.

Competition

We face substantial competition throughout the world in each of our product areas. Our competitors in the automated test systems market primarily include Advantest, Agilent Technologies, Credence Systems, LTX Corporation and Teradyne. Our Probe Systems product line faces competition primarily from Advantest, FEI Company, Seiko Instruments and Optonics. Some of these competitors have substantially greater financial resources and more extensive engineering, manufacturing, marketing and customer support capabilities. We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that could adversely affect sales of our current and future products. In addition, we anticipate that increased competitive pressures will cause intensified price-based competition and we may have to adjust the prices of many of our products.

Intellectual Property

Our success depends in large part on our proprietary technology. We are not dependent on any patent but instead we rely on a combination of patents, copyrights, trademarks and trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. Since 1982, approximately 74 United States patents have been granted to us. These patents primarily relate to our Test and Probe Systems and expire from time to time over the next 18 years. Approximately 53 United States patent applications are currently pending. The total number of foreign patents granted to us over the same period is approximately 80 and the total number of pending foreign patent applications is approximately 200. We may be required to spend significant resources to monitor and police our intellectual property rights. We may not be able to detect infringement and may lose competitive position in the market before we do so. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share. We often rely on licenses of intellectual property useful for our business. We cannot assure you that these licenses will be available in the future on favorable terms or at all. In addition, our position with respect to the negotiation of licenses may change as a result of our separation from Schlumberger.

Third parties may claim that we are infringing their intellectual property rights, and although we do not believe that any of our products infringe the valid intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our technology, products and services. Any litigation regarding patents or other intellectual property could be costly and time-consuming, and divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements. However, we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and sale of certain of our products.

Employees

As of March 31, 2002, we had approximately 930 full time employees, of which approximately 150 were located in Europe, 140 were located in Asia and 640 were located in the United States. Of these, approximately 200 were principally dedicated to research and development, 445 were dedicated to sales, marketing and services and 285 were involved in manufacturing and operations. None of our employees located in the United States is represented by a union. Employees are compensated with a combination of salary, cash bonus and stock options.

Our employees located in France and Italy are represented by labor unions, and we have workers’ councils in several other European countries. We have never experienced a work stoppage, and believe that our relations with our employees are good.

Facilities

We are headquartered in San Jose, California, where we lease approximately 150,000 square feet of commercial space under a term lease that expires October 31, 2009, subject to renewal for up to 15 years at our option. Under the lease, monthly payments for 2002 will be approximately $189,000. These facilities are used for executive office space, including sales and marketing and finance and administration. We also lease approximately 105,000 square feet in Simi Valley, California under a term lease that expires January 14, 2004, subject to renewal at our option for an additional five-year period. We also lease an additional 24,000 square feet in Simi Valley, California under a sublease that expires July 31, 2002. Aggregate monthly payments for 2002 under these leases will be approximately $90,000. The Simi Valley facilities are primarily used for product assembly and manufacturing.

Backlog

At             , 2002, our backlog of unfilled orders for all products and services was $             million. While backlog is calculated on the basis of firm orders, all orders are subject to cancellation or delay by the customer. Our backlog at any particular date, therefore, is not necessarily indicative of actual sales which may be generated for any succeeding period. Historically, our backlog levels have fluctuated based upon the ordering patterns of our customers and changes in our manufacturing capacity.

MANAGEMENT

Directors, Executive Officers and Key Employees

Set forth below is information concerning our directors, executive officers and key employees and their ages as of May 15, 2002:

Name	Age	Position
Ashok Belani	43	President, Chief Executive Officer and Director
Jorge Celaya	36	Chief Financial Officer
Jean-Luc Pelissier	40	Vice President and General Manager, Test Systems
Michel Villemain	41	Vice President and General Manager, Probe Systems
William Dillon	45	Vice President and General Manager, Operations
Thomas Ho	41	Vice President and General Manager, SABER
Burnell West	63	Technical Advisor
Roland Ewubare	35	General Counsel and Secretary
Brett Hooper	39	Vice President, Human Resources and Communications
Jack Sexton	38	Controller and Chief Accounting Officer
Allan Chu	53	Vice President, Asia Region
Euan Baird	64	Chairman of the Board of Directors
Frank Sorgie	54	Director
Dale Gaudier	50	Director
Brian Bachman	57	Director
Edward Hayes	47	Director

Ashok Belani has served as our President and Chief Executive Officer and as a Director since our inception in 2002. Prior to our inception, Mr. Belani served as President of Semiconductor Solutions from March of 2000 and Chief Information Officer for Schlumberger from September 2001 to May 2002. Previously, he was appointed Vice President of Business Development for Test & Transactions in September 1999, Vice President of Marketing and Product Development for Oilfield Services in January 1998 and Vice President of Marketing and Product Development for Wireline & Testing in October 1994. Mr. Belani joined Schlumberger in 1980. Mr. Belani received a Bachelor of Technology in Electronics Engineering from the Indian Institute of Technology in New Delhi, and an M.S. in Petroleum Engineering from Stanford University.

Jorge Celaya has served as our Chief Financial Officer since our inception in 2002. Prior to our inception, Mr. Celaya was Vice President of Finance for Schlumberger Network Solutions from July 1999. Previously, he was appointed Treasurer Western Hemisphere in New York for Schlumberger Limited in June 1998, Controller for Anadrill Latin America in January 1997 and Assistant Controller in Paris for Measurement & Systems worldwide in July 1995. Mr. Celaya joined Schlumberger in 1990. Mr. Celaya received his B.A. and M.B.A. in Finance from the University of Texas at Austin.

Jean-Luc Pelissier has served as our Vice President and General Manager, Test Systems since our inception in 2002 and has held an equivalent position with Semiconductor Solutions since October 2001. Dr. Pelissier was appointed Vice President Business Development for Semiconductor Solutions in September 2000. For a period of four months in 2000, Dr. Pelissier left Schlumberger to pursue other business interests. From January 1998 to April 2000 he had held the position of Vice President and General Manager, SABER. Dr. Pelissier joined Schlumberger in 1987. Dr. Pelissier completed his doctorate in Microelectronics, Circuits and Systems at the University of Science and Techniques of Languedoc in Montpellier, France.

        Michel Villemain has served as our Vice President and General Manager, Probe Systems since our inception in 2002 and has held an equivalent position with Semiconductor Solutions since 1998. Previously, Dr. Villemain was appointed Vice President of Marketing for Diagnostic Systems in June 1997, Vice President of Marketing for Test Systems in 1995 and General Manager for ATE, Europe in 1993. Dr. Villemain joined Schlumberger in 1984. Dr. Villemain received his B.S. in Engineering from the Ecole Polytechnique in Palaiseau, France and his doctorate in Computer Science, Artificial Intelligence from Orsay University, France.

William Dillon has served as our Vice President and General Manager, Operations since our inception in 2002 and has held an equivalent position with Semiconductor Solutions since late 2001. Mr. Dillon was appointed Vice President Customer Service for Semiconductor Solutions in May 1998 and Director of Field Operations for Semiconductor Solutions in February 1997. Mr. Dillon joined Schlumberger in 1984. Mr. Dillon received his B.S. in Electronic Engineering Technology from DeVry Institute of Technology.

Thomas Ho has served as our Vice President and General Manager, SABER, since our inception in 2002 and has held an equivalent position with Semiconductor Solutions since 2000. Mr. Ho was appointed Vice President and General Manager Asia for Smart Cards & Terminals in January 1999 and Vice President Technical Development for Semiconductor Solutions in July 1997. Mr. Ho joined Schlumberger in 1983. Mr. Ho received a B.S. in Electrical Engineering/Computer Science from the University of California, Berkeley and an M.B.A. from the University of Santa Clara.

Burnell West has served as our Technical Advisor since our inception in 2002 and has held an equivalent position with Semiconductor Solutions since April of 2000. From January 1996, he held an Engineering Advisor position. Dr. West has held several technical positions in the company’s Test Systems business unit. Dr. West joined Schlumberger in January 1982. Dr. West received a B.S. in Physics from Massachusetts Institute of Technology and a doctorate in Physics at the University of Colorado.

Roland Ewubare has served as our General Counsel and Secretary since our inception in 2002. Previously, he served as corporate counsel in the legal department of Schlumberger Limited in New York from September 2000. Prior to joining Schlumberger, Mr. Ewubare was an attorney at the firm of Skadden, Arps, Slate, Meagher & Flom LLP in New York from 1998 to 2000 and a lecturer in law at the Nigerian Law School in Lagos, Nigeria from 1994 to 1997. Mr. Ewubare received a Bachelor of Laws degree from the University of Ife in Ife, Nigeria, a Master of Laws degree in International Business Law from the University of London in London, England, where he was a British Council Scholar, and a Master of Laws degree from Harvard Law School.

Brett Hooper has served as our Vice President of Human Resources and Communications since our inception in 2002 and has held an equivalent Human Resources position with Semiconductor Solutions since early 2001. Previously, Mr. Hooper was appointed Personnel Manager for Semiconductor Solutions in April of 2000, Personnel Manager North America in April 1999, Director of Marketing Communications for Test & Transactions in January 1997 and Investor Relations Manager North America in 1995. Mr. Hooper joined Schlumberger in 1987. Mr. Hooper holds a B.S. in Petroleum Engineering from the University of Texas at Austin.

Jack Sexton has served as our Controller and Chief Accounting Officer since our inception in 2002 and has held an equivalent Controller position with Semiconductor Solutions since February 2002. Previously, Mr. Sexton was appointed Worldwide Controller for Resource Management Services in June 2001, Regional Controller & Director for Schlumberger Industries, United Kingdom and South Africa in March 1998 and North America Regional Controller in August 1996. Mr. Sexton joined Schlumberger in 1990. Mr. Sexton received a B.S. in Finance and a B.S. in Accounting from Boston College.

Allan Chu has served as our Vice President of Asia since our inception in 2002 and has held an equivalent position with Semiconductor Solutions since October 2001. Previously, Mr. Chu was appointed Vice President Taiwan in May 2001, General Manager Semiconductor Solutions, Taiwan in October 2000 and General Manager for ATE, North Asia in November 1996. Mr. Chu joined Schlumberger in 1997. Mr. Chu received a B.S. from the Chinese Naval Academy (Taiwan) and graduated from the US Naval War College in Newport, RI. He also holds an M.S. in Mechanical Engineering from California State University in Long Beach.

Euan Baird has served as Chairman of the Board of Directors since our inception in 2002. Mr. Baird has served as Chairman of the Board and Chief Executive Officer of Schlumberger Limited since 1986. Mr. Baird has held various executive management positions, including Vice President of Operations for Schlumberger Technical Services in Paris, France, and Executive Vice President in charge of Worldwide Wireline Operations for Schlumberger Limited in New York. Mr. Baird joined Schlumberger in 1960. Mr. Baird received a M.A. in Geophysics from Cambridge University. Mr. Baird is a director of Scottish Power, a company which supplies gas, electricity and water services in the United Kingdom and Western United States; Societe Generale Group, an international banking group; and AREVA, a nuclear power and connectors company, and a trustee of Haven Capital Management Trust.

Frank Sorgie has served as Director since our inception in 2002. Mr. Sorgie was appointed Chief Accounting Officer of Schlumberger Limited in May 2002 and was previously the Director of Financial Reporting for Schlumberger Limited. Before joining Schlumberger in 1982, he was a Senior Audit Manager at Price Waterhouse. Mr. Sorgie received a B.B.A. in Accounting from Iona College.

Dale Gaudier has served as Director since our inception in 2002. Mr. Gaudier has held a variety of positions in the legal department and since December 2000 has served as General Counsel for Schlumberger Information Solutions. From May 1998 to November 2000 he was General Counsel for GeoQuest and Data and Consulting Services, and Manager of Intellectual Property for GeoQuest and Data and Consulting Services. From September 1996 to April 1998 he was General Counsel for Geco-Prakla, England. Mr. Gaudier joined Schlumberger in 1979. He received a B.S. in Physics from the Georgia Institute of Technology and a J.D. from the University of Georgia.

Brian Bachman has served as Director since June 2002. Mr. Bachman was Axcelis Technologies’ Chief Executive Officer and Vice Chairman from May 2000 to January 2002. From December 1995 to July 2000, he was Senior Vice President and Group Executive-Hydraulics, Semiconductor Equipment and Specialty Controls of Eaton Corporation. Mr. Bachman is a member of the Board of Directors of Keithley Instruments, Inc. and serves on the Board of the Northwestern University’s Kellogg McCormick Master of Management in Manufacturing Program Advisory. Mr. Bachman is also a member of the Board of Governors of the Electronic Industries Association. Mr. Bachman received a B.S. in Engineering from the University of Illinois and a Masters Degree in Business and Finance from the University of Chicago.

Edward Hayes has served as Director since June 2002. Mr. Hayes is the President and CEO of DIRECTV Broadband, Inc., a position he assumed in 2001. He was the Chief Financial Officer of Telocity Inc. in 2000, a Vice President and Chief Financial Officer in two different business segments of Lucent Technologies from 1996 to 2000. Mr. Hayes received a B.A. from Colgate University. Mr Hayes also attended the New York University Graduate School of Business and the International Finance and Markets Program with ABB at IMD in Lausanne, Switzerland.

Our officers terminated their positions with Schlumberger shortly following the formation of NPTest. Our board members affiliated with Schlumberger will retain their positions with Schlumberger following the separation.

Board Structure and Compensation

Our board of directors currently consists of six directors, and we expect to increase the board to a total of seven directors prior to the completion of this offering. All of our directors will stand for election at each annual meeting of stockholders. Non-employee directors who are not affiliated with Schlumberger will be paid an annual retainer in an amount to be determined. Employee directors and non-employee directors who are not affiliated with Schlumberger will be eligible for stock option grants under our 2002 Stock Option Plan.

Our board of directors has an audit committee and compensation committee, each of which are described below. Our audit committee will be comprised entirely of independent directors that will be designated prior to the completion of this offering. Our compensation committee will initially be comprised of our entire board of directors.

Audit Committee

Our audit committee will review our auditing, accounting, financial reporting and internal control functions and make recommendations to the board of directors for the selection of independent accountants. In addition, the committee will monitor the quality of our accounting principles and financial reporting, as well as the independence of and the non-audit services provided by our independent accountants. In discharging its duties, the audit committee will:

•	review and approve the scope of the annual audit and the independent accountants’ fees;

•	meet independently with our internal auditing staff, our independent accountants and our senior management; and

•	review the general scope of our accounting, financial reporting, annual audit and internal audit program, matters relating to internal control systems as well as the results of the annual audit.

Compensation Committee

Our compensation committee will determine, approve and report to the board on all elements of compensation for our elected officers including targeted total cash compensation and long-term equity based incentives.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee will serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Additional information concerning transactions between us and entities affiliated with members of the compensation committee is included in this prospectus under the caption “Certain Relationships and Related Transactions.”

Schlumberger Stock Ownership of Directors and Executive Officers

The following table sets forth the number of shares of Schlumberger common stock beneficially owned on May 15, 2002 by each of the directors, executive officers and all directors, director nominees and executive officers as a group. Except as otherwise noted, the individual director or executive officer or their family members had sole voting and investment power with respect to such securities. The total number of shares of Schlumberger common stock outstanding as of March 31, 2002 was 577,100,933.

	Shares of Schlumberger Beneficially Owned
Name of Beneficial Owner	Number of Shares	Percent of Total Outstanding
Ashok Belani	4,532	*
Jean-Luc Pelissier	436	*
Jorge Celaya	1,089	*
Michel Villemain	0	*
Thomas Ho	706	*
Euan Baird	699,955	*
Frank Sorgie	8,384	*
Dale Gaudier	744	*
Executive officers and directors as a group (14 persons)	723,792	*

*	Less than 1% of the outstanding shares of common stock.

The following table indicates those people whose total number of beneficially owned shares of Schlumberger includes shares subject to options exercisable within 60 days of May 15, 2002:

Name of Beneficial Owner	Shares Subject to Options
Ashok Belani	118,910
Jean-Luc Pelissier	6,000
Jorge Celaya	6,745
Michel Villemain	10,324
Thomas Ho	24,068
Euan Baird	1,263,849
Frank Sorgie	13,946
Dale Gaudier	6,753
Executive officers and directors as a group (14 persons)	1,487,792

Executive Compensation

The following table sets forth compensation information for our chief executive officer and the four other executive officers of NPTest who, based on salary and bonus compensation from Schlumberger and its subsidiaries, would have been the most highly compensated persons of NPTest for the year ended December 31, 2001. All information set forth in this table reflects compensation earned by these individuals for services with Schlumberger and its subsidiaries for the year ended December 31, 2001.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Securities Underlying Options (#) (1)	All Other Compensation ($)
Ashok Belani President & Chief Executive Officer	2001	312,500	168,800	30,000	1,000	(2)
Jean-Luc Pelissier Vice President & General Manager, Test Systems	2001	250,000	112,500	15,000	2,000	(2)(4)
Jorge Celaya Chief Financial Officer	2001	140,000	107,916	—	14,006	(2)(3)
Michel Villemain Vice President & General Manager, Probe Systems	2001	180,000	12,600	—	1,000	(2)
Thomas Ho Vice President & General Manager, SABER	2001	220,000	24,200	—	2,000	(2)(4)

(1)	Schlumberger has granted no stock appreciation rights or restricted stock.
(2)	Employer contributions to the Profit Sharing Plans.
(3)	Employer unfunded credits to the Schlumberger Supplementary Benefit Plan.
(4)
Employer unfunded matching credits to the Schlumberger Restoration Savings Plan. Under the Restoration Savings Plan, participants may defer up to 10% of any compensation in excess of $200,000 and Schlumberger will make a matching contribution equal to 50% of the first 6% of each participant’s deferral. Participants are 100% vested in their deferrals at all times, and with respect to matching contributions are 33 1/3% vested after three years of service, 66 2/3% vested after four years of service and 100% vested after five years of service. Any U.S. employee of Schlumberger and any non-U.S. employee who is on the payroll of Schlumberger Resources, Inc. may participate in the plan if such employee is projected to have compensation in excess of $200,000 in the subsequent year.

Schlumberger has advised us that it intends to make a special bonus payment to our officers, including the officers named in the preceding table, of approximately $1.0 million in cash in the aggregate upon the consummation of this offering. With respect to the executive officers named in the preceding table, Schlumberger has advised us that it currently intends to make special bonus payments of $210,000 to Mr. Belani, $100,000 to Mr. Celaya, $125,000 to Mr. Pelissier, $80,000 to Mr. Villemain and $80,000 to Mr. Ho.

    Grants of Stock Options

The following table shows all grants of options to acquire shares of Schlumberger common stock to the executive officers named in the Summary Compensation Table in the year ended December 31, 2001.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name	Number of Securities Underlying Option Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Share)	Expiration Date	5% ($)	10% ($)
Ashok Belani	30,000	0.73	62.375	4/18/11	1,176,819	2,982,291
Jean-Luc Pelissier	15,000	0.36	62.375	4/18/11	588,410	1,491,145
Jorge Celaya	—	—	—	—	—	—
Michel Villemain	—	—	—	—	—	—
Thomas Ho	—	—	—	—	—	—

The following table shows all proposed grants of options to acquire shares of NPTest common stock to the executive officers named in the Summary Compensation Table.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name	Number of Securities Underlying Option Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Share)	Expiration Date	5% ($)	10% ($)
Ashok Belani
Jean-Luc Pelissier
Jorge Celaya
Michel Villemain
Thomas Ho

We expect that the vesting of these options will accelerate upon a “change of control,” as defined in the option agreements, which term will exclude, among other things, a change in control that may result from this offering.

Exercises of Stock Options

The following table shows aggregate exercises of options to purchase Schlumberger common stock in the year ended December 31, 2001 by the executive officers in the Summary Compensation Table in the “Executive Compensation” section above.

Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options Held at Fiscal Year-End (#)		Value of Unexercised In-The-Money Options at Fiscal Year-End ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Ashok Belani	—	—	92,722	93,168	941,074	0
Jean-Luc Pelissier	—	—	3,000	27,000	0	0
Jorge Celaya	—	—	5,537	5,546	50,743	3,077
Michel Villemain	—	—	8,865	5,616	103,892	0
Thomas Ho	352	11,809	21,870	13,747	210,865	21,249

No options for NPTest shares have been exercised to date by any executive officers.

Pension Plans

Although we do not maintain any pension plans, Schlumberger and certain of its subsidiaries maintain pension plans for employees, providing for lifetime pensions upon retirement after a specified number of years of service. Our employees may have participated in one or more Schlumberger pension plans in the course of their careers with Schlumberger or its subsidiaries, in which case they will be entitled to a pension from each plan based upon the benefits accrued during the years of service related to each plan. These plans are funded on an actuarial basis through cash contributions made by Schlumberger or its subsidiaries. Certain of the plans also permit or require contributions by employees. In connection with this offering, our employees who participated in the Schlumberger pension plans will be treated as if they terminated employment with Schlumberger and will become fully vested in their U.S. pension plan benefits.

Benefits under the international staff pension plans of Schlumberger and certain of its subsidiaries are based on a participant’s pensionable salary (generally, base salary plus incentive) for each year in which the employee participates in the plans and the employee’s length of service with Schlumberger or its subsidiaries. Since January 1, 1993, the benefit earned has been 3.2% of pensionable salary for each year of service. Benefits are payable upon normal retirement age, at or after age 55, or upon early retirement. Estimated annual benefits payable from these plans are: $36,700 for Mr. Belani.

Benefits under the U.S. tax qualified pension plans of Schlumberger and certain of its subsidiaries are based on an employee’s admissible compensation (generally, base salary plus incentive) for each year in which an employee participates in the U.S. plans and the employee’s length of service with Schlumberger or the subsidiary. From January 1, 1989, the benefit earned has been 1.5% of admissible compensation for service prior to the employee’s completion of 15 years of active service and 2% of admissible compensation for service after completion of 15 years of active service. Schlumberger has also adopted a supplementary benefit plan for eligible employees. Amounts under the supplementary plan are accrued under an unfunded arrangement to pay each individual the additional amount which would have been payable under the plans if the amount had not been subject to limitations imposed by law on maximum annual benefit payments and on annual compensation recognized to compute plan benefits. Supplementary pension benefits are forfeited if the participant is not age 55 at the time of termination from Schlumberger. Estimated annual benefits payable at age 65 from the U.S. plans are: $10,800 for Mr. Belani, $20,298 for Mr. Pelissier, $15,845 for Mr. Celaya, $21,476 for Mr. Villemain and $28,011 for Mr. Ho.

Treatment of Schlumberger Stock Options

Certain of our employees hold outstanding options to purchase Schlumberger common stock pursuant to Schlumberger’s 2001 Stock Option Plan, 1998 Stock Option Plan, 1994 Stock Option Plan and 1989 Stock Incentive Plan. Under the terms of these Schlumberger option plans, these employees may continue to participate in the Schlumberger option plans until the date at which Schlumberger ceases to own at least 50% of our outstanding common stock. On such date, these employees will be treated as terminated employees for the purposes of the Schlumberger option plans; and all unvested Schlumberger options will terminate and optionees will have three months to exercise vested options. Any vested options that remain unexercised after this three-month period will terminate, unless the employee qualifies for retirement and elects to retire.

2002 Stock Option Plan

In May 2002, our Board of Directors adopted and our stockholders approved our 2002 Stock Option Plan, referred to as the “2002 Plan.” The 2002 Plan will become effective concurrent with the effective date of the registration statement of which this prospectus is a part.

Awards Available under the 2002 Plan.    The 2002 Plan provides for the grant of incentive stock options within the meaning of section 422 of the Internal Revenue Code and nonstatutory stock options.

Number of Shares of Common Stock Available under the 2002 Plan.    The common stock initially reserved for issuance pursuant to exercise of awards under the 2002 Plan consists of                  shares of authorized but unissued NPTest common stock, subject to certain adjustments as described below. On the first day of each fiscal year of NPTest, the number of shares reserved for issuance under the 2002 Plan will be increased by an amount equal to the lesser of (i)                  shares or (ii)     % of the number of outstanding shares on the last trading day of the immediately preceding fiscal year. As of May 17, 2002, no options to purchase our common stock were issued and outstanding. We intend to issue options to our employees and non-employee members of our board of directors who are not affiliated with Schlumberger. These option grants are discussed below.

Persons Eligible to Receive Awards.    Employees and non-employee members of the board of directors of NPTest or any 50%-owned subsidiary of NPTest may participate in the 2002 Plan.

Administration of the 2002 Plan.    Our Board of Directors or a committee appointed by our Board of Directors administers the 2002 Plan. In the case of stock options granted to our officers or directors, the committee will consist solely of at least two “non-employee directors” or “outside directors” within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 and Section 162(m) of the Internal Revenue Code. The committee has the power to interpret the provisions of the 2002 Plan and to supervise its administration. Subject to the provisions of the 2002 Plan, the committee has the authority to, among other things, make rules and regulations appropriate for the administration of the 2002 Plan, determine the persons to whom stock options may be granted, the number of shares to be covered by each stock option, the exercise price of each stock option, the vesting schedule of each option, and whether the stock option will be designated as an incentive stock option or nonstatutory stock option.

Options.    The committee determines the exercise price of options granted under the 2002 Plan, but in no event may the exercise price of an incentive stock option be less than the fair market value of our common stock on the date of grant. The term of any option may not exceed ten years. No optionee may be granted options for more than                  shares of our common stock in any calendar year, subject to certain adjustments described below.

Termination of Employment.    Unless otherwise provided in the optionee’s option agreement, if the optionee’s employment is terminated other than due to death, or for cause, then the optionee has three months from the date of termination to exercise any options that are vested and exercisable on the date of termination. Regardless of the reason for termination (including death), in no event may any option be exercised following its expiration.

If the optionee’s termination of employment is due to the optionee’s death, all vested and exercisable stock options on the date of termination will remain exercisable for 12 months following the date of termination. If the optionee’s employment is terminated for cause (as determined by the committee), any outstanding options, whether vested or unvested, will terminate immediately.

Transferability of Stock Options.    Stock options granted under our 2002 Plan will not be assignable or otherwise transferable except by will or the laws of descent and distribution.

Recapitalizations and Merger.    In the event that prior to the exercise of an option we effect a subdivision, consolidation or other capital readjustment of our common stock, or in the event of a payment of a stock dividend or other increase or decrease in the number of shares of our common stock, then the number of shares reserved under the 2002 Plan, the number of shares underlying any outstanding options and the purchase price of such options will be proportionately and appropriately adjusted.

Change in Control.    In the event of a change in control of NPTest (as defined in the 2002 Plan) unless the committee otherwise determines in its sole discretion, all outstanding options will become fully vested and exercisable prior to such change in control. In connection with a change in control, the committee may provide, in its sole discretion, (1) for the cancellation of any outstanding options in exchange for payment in cash or other property in an amount equal to the fair market value of the share covered by such options reduced (but not below zero) by the purchase price for the shares, and/or (2) for the assumption or substitution of such options by a successor entity, subject to appropriate adjustment as determined by the committee.

Amendment and Termination of the 2002 Plan.    Subject to certain conditions and stockholder approval as necessary, our board of directors may amend, alter or terminate the plan at any time, provided, however, that no amendment may impair the rights of any optionee with respect to any outstanding option without that optionee’s consent. In all events, our 2002 Plan will automatically terminate ten years following the effective date of this registration statement.

Stock Option Grants

Consistent with the purposes of the 2002 Plan, we intend to make initial stock option grants to substantially all of our employees and non-employee directors concurrent with the effective date of the registration statement of which this prospectus is a part. These initial option grants will account for, in the aggregate, approximately          shares of our common stock. Subject to various local laws applicable to our non-U.S. employees and the discretion of our compensation committee, these option grants generally will become vested and exercisable over three years with 25% of the options becoming vested and exercisable on the date of grant and the remaining 75% becoming vested and exercisable in equal installments on the first, second and third anniversary dates of the grant, except that all grants to non-employee directors will be 100% vested and exercisable on the date of grant. We expect that the vesting of the initial options granted to our officers will accelerate upon a “change of control,” as defined in the option agreements, which term will exclude, among other things, a change of control that may result from this offering. Any shares purchased pursuant to such option grants are nontransferable during the 180-day period commencing on the date of this prospectus. These initial option grants will be subject to the individual option agreements entered into with each optionee as well as the terms of the 2002 Plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have provided below a summary description of the master separation and distribution agreement along with the key related agreements between us and Schlumberger. This description, which summarizes the material terms of the agreements, is not complete. You should read the full text of these agreements, which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. The separation agreements referred to below are by and among NPTest and certain subsidiaries of Schlumberger Limited, including Schlumberger Technologies, Inc., Schlumberger Technology Corporation and Schlumberger B.V., each of which is a wholly owned direct or indirect subsidiary of Schlumberger Limited, and are referred to collectively as the Schlumberger Subsidiaries. Schlumberger Limited is not a party to any of the separation agreements. Euan Baird, Frank Sorgie and Dale Gaudier, each of whom serves on our board of directors, are officers of Schlumberger and, accordingly, may be deemed to have an indirect interest in the following agreements between us and the Schlumberger Subsidiaries. In addition, as disclosed in greater detail in the section of this prospectus entitled “Management,” many of our directors and executive officers beneficially own shares of Schlumberger Limited common stock.

Master Separation and Sale Agreement

The master separation agreement contains the key provisions agreed to by us and the Schlumberger Subsidiaries relating to both our separation from Schlumberger and this offering.

The Separation.    The separation will be completed prior to the consummation of this initial public offering. The master separation agreement provides for the transfer to us of assets and liabilities from the Schlumberger Subsidiaries related to our business as described in this prospectus, no later than the separation date. The master separation agreement recognizes that some of these transfers have already occurred. The various ancillary agreements that are exhibits to the master separation agreement and which detail the separation and various interim and ongoing relationships between the Schlumberger Subsidiaries and us following the separation date include:

•	a general assignment and assumption agreement;

•	technology, patent, and trademark ownership and license agreements;

•	an employee matters agreement;

•	a tax sharing agreement;

•	a transitional services agreement;

•	a real estate matters agreement;

•	a confidential disclosure agreement;

•	an indemnification and insurance matters agreements; and

•	a registration rights agreement.

These agreements are described more fully below.

The Initial Public Offering.    We are obligated to use our reasonable commercial efforts to satisfy the following conditions to the consummation of this offering, any of which may be waived by the Schlumberger Subsidiaries and us:

•	the registration statement containing this prospectus must be effective and no stop order may be in effect;

•	United States securities and blue sky laws must be satisfied;

•	our common stock must be quoted on the Nasdaq National Market or the New York Stock Exchange;

•	all our obligations under the underwriting agreement must be met or waived by the underwriters;

•	no legal restraints must exist preventing the separation or this offering;

•	all governmental approvals required to permit the separation and this offering must have been obtained;

•	the separation must have occurred; and

•	the master separation agreement must not have been terminated.

Covenants between the Schlumberger Subsidiaries and NPTest.    In addition to signing documents that transfer control and ownership of various assets and liabilities of the Schlumberger Subsidiaries relating to our business, we have agreed with the Schlumberger Subsidiaries to enter into additional transitional service agreements, exchange information, engage in certain auditing practices and resolve disputes in particular ways. The Schlumberger Subsidiaries do not operate any businesses that presently compete with us, and we do not expect them to do so. However, nothing in any agreement between us and the Schlumberger Subsidiaries prohibits them from competing with us in any business in which we are engaged.

Information Exchange.    The Schlumberger Subsidiaries and we have agreed to share information relating to governmental, accounting, contractual and other similar requirements of our ongoing businesses, unless the sharing would be commercially detrimental. In furtherance of this, the Schlumberger Subsidiaries and we have agreed as follows:

•	Each party has agreed to maintain adequate internal accounting to allow the other party to satisfy its own reporting obligations and prepare its own financial statements.

•
Each party will retain records beneficial to the other party for a specified period of time. If the records are going to be destroyed, the destroying party will give the other party an opportunity to retrieve all relevant information from the records, unless the records are destroyed in accordance with adopted record retention policies.

•
Each party will use commercially reasonable efforts to provide the other party with directors, officers, employees, other personnel and agents who may be used as witnesses in and books, records and other documents which may reasonably be required in connection with legal, administrative or other proceedings.

Auditing Practices.    So long as the Schlumberger Subsidiaries are required in accordance with U.S. generally accepted accounting principles to consolidate our results or record our results under the equity method, we have agreed to:

•
not select a different independent accounting firm from that used by Schlumberger without the Schlumberger Subsidiaries’ consent, unless this requirement becomes inconsistent with applicable laws, rules and regulations;

•
use reasonable commercial efforts to enable our auditors to complete their audit and date their opinion on our audited annual financial statements on the same date as Schlumberger’s auditors complete their audit and date their opinion on the Schlumberger Subsidiaries’ financial statements;

•	exchange all relevant information needed to prepare financial statements;

•	grant each other’s internal auditors access to each other’s records;

•	notify each other of any change in accounting principles; and

•	provide to the Schlumberger Subsidiaries all relevant monthly, quarterly and annual financial information and reports in accordance with the Schlumberger Subsidiaries’ financial procedures.

Dispute Resolution.    If problems arise between us and the Schlumberger Subsidiaries, we have agreed to the following procedures:

•	The parties will make a good faith effort to first resolve the dispute through negotiation.

•	If negotiations fail, the parties agree to attempt to resolve the dispute through non-binding mediation.

•
If mediation fails, the parties can resort to binding arbitration. In addition, nothing prevents either party acting in good faith from initiating litigation at any time if failure to do so would cause serious and irreparable injury to one of the parties or to others or where there is a breach of any obligation of confidentiality or infringement, misappropriation or misuse of any intellectual property right.

No Representations and Warranties.    Neither party is making any promises to the other regarding:

•	the value of any asset that the Schlumberger Subsidiaries are transferring;

•	whether there is a lien or encumbrance on any asset the Schlumberger Subsidiaries are transferring;

•	the transferability of rights, obligations or license of third parties with respect to the assets the Schlumberger Subsidiaries are transferring;

•	the absence of defenses or counterclaims regarding any claim that the Schlumberger Subsidiaries are transferring; or

•	the legal sufficiency of any conveyance of title to any asset the Schlumberger Subsidiaries are transferring.

Expenses.     All of the costs and expenses related to this offering as well as the costs and expenses related to the separation, other than certain taxes, will be paid by the Schlumberger Subsidiaries. It is anticipated that the costs and expenses associated with this offering will be paid by the selling stockholders. We will each bear our own internal costs incurred in consummating these transactions.

Termination of the Agreements.    The Schlumberger Subsidiaries, in their sole discretion, can terminate the master separation agreement and all ancillary agreements at any time prior to the signing of the underwriting agreement for this offering. Between the signing of the underwriting agreement and the closing of this offering, the master separation agreement and the ancillary agreements may only be terminated with the mutual consent of the Schlumberger Subsidiaries and us.

General Assignment and Assumption Agreement

The general assignment and assumption agreement identifies the assets Schlumberger will transfer to us and the liabilities we will assume from the Schlumberger Subsidiaries in the separation. The agreement also describes when and how these transfers and assumptions will occur. While the following discussion for convenience uses the future tense, the agreement recognizes that some of the transactions described below have already occurred.

Asset Transfer.    Prior to the separation date, the Schlumberger Subsidiaries will transfer the following assets to us, except as provided in this agreement:

•	all assets reflected on our balance sheet as of March 31, 2002, less any assets disposed of after March 31, 2002;

•	all written off, expensed or fully depreciated assets that would have appeared on our balance sheet as of March 31, 2002 if we had not written off, expensed or fully depreciated them;

•
all assets that the Schlumberger Subsidiaries acquired after March 31, 2002 that would have appeared in our balance sheet as of the separation date if we prepared that balance sheet using the same principles we used in preparing our balance sheet as of March 31 2002;

•
all assets that are primarily used in our business at the separation date but are not reflected in our balance sheet as of March 31, 2002 due to mistake or omission, provided that we provide notice of such mistake or omission to the Schlumberger Subsidiaries prior to the first anniversary of this offering;

•	all contingent gains, other than taxes, related primarily to our business;

•	all contracts that relate primarily to our business;

•	specified rights under existing insurance policies of Schlumberger; and

•	other specified assets.

Excluded Assets.    Specified assets will not be transferred to us, including cash and deferred tax assets relating to pension and other post-retirement benefits liabilities that will be retained by the Schlumberger Subsidiaries.

Assumption of Liabilities.    Prior to the separation date, we will assume the following liabilities from the Schlumberger Subsidiaries, except as provided in this agreement:

•	all liabilities reflected on our balance sheet as of March 31, 2002, less any liabilities discharged after March 31, 2002;

•
all liabilities that arose after March 31, 2002 that would have appeared in our balance sheet as of the separation date if we prepared that balance sheet using the same principles we used in preparing our balance sheet as of March 31 2002;

•
all liabilities that are related primarily to our business at the separation date but are not reflected in our balance sheet as of March 31, 2002 due to mistake or omission, provided that the Schlumberger Subsidiaries provide notice of such mistake or omission to us prior to the first anniversary of this offering;

•	all contingent liabilities, other than taxes, pending litigation and specific environmental evaluation, if any, related primarily to our business;

•	all liabilities, other than taxes, primarily relating to the operation of our business or any of the assets that the Schlumberger Subsidiaries transferred to us;

•	all liabilities arising out of specified terminated, divested or discontinued businesses and operations; and

•	other specified liabilities.

Excluded Liabilities.    We will not assume specified liabilities, including:

•	any liability under the Schlumberger employee benefit plans relating to pension and retiree medical benefits;

•	all liabilities covered under existing Schlumberger insurance policies for which we are not a named insured or otherwise are not entitled to the benefits of the policy; and

•	other liabilities, including specified income tax liabilities and pending litigation.

The Non-United States Plan.    The transfer of international assets and assumption of international liabilities will be accomplished through agreements entered into between international subsidiaries of us and the Schlumberger Subsidiaries and will be substantially completed prior to the consummation of this initial public offering. The agreement acknowledges that circumstances in jurisdictions outside of the United States may require the timing of the international separation to be delayed past the separation date.

Delayed Transfers.    If it is not practicable to transfer specified assets and liabilities prior to the separation date, the agreement provides that these assets and liabilities will be transferred as soon as practicable after the separation date.

Obtaining Approvals and Consents.    The parties agree to cooperate to obtain any governmental approvals and any required consents, substitutions or amendments required to novate or assign all rights and obligations under any contracts that will be transferred in the separation. Even if the Schlumberger Subsidiaries are unable to transfer a specified asset to us, we will still otherwise assume in the separation any liabilities that relate to that asset. If the parties have been unable to obtain any required governmental approval or consent, substitution or amendment within six months of the separation date, the parties will use their reasonable commercial efforts to achieve an alternative solution in accordance with their intentions.

Master Technology Ownership and License Agreement

The master technology ownership and license agreement, or the master technology agreement, allocates intellectual property rights in technology other than patents, patent applications, invention disclosures, trademarks, trade names, service marks or related applications. In the master technology agreement, the Schlumberger Subsidiaries will assign to us, and confirm the prior assignment to us of, all technology directly used in connection with or otherwise directly relating to our business. The Schlumberger Subsidiaries will not restrict our right to use the assigned technology. The Schlumberger Subsidiaries’ assignment of technology to us will be subject to any and all licenses or other rights that the Schlumberger Subsidiaries may have granted with respect to the technology prior to the separation date. In addition, each party will grant a personal, irrevocable, non-exclusive, worldwide, fully paid, royalty-free and generally non-transferable license to its technology to the other party and its subsidiaries for generally unrestricted use (except for commercially released software, which is subject to narrower rights) in connection with the other party’s business, but only to the extent that such technology has been disclosed to or is in the possession of the other party as of the separation date. The purpose of these reciprocal licenses is to clarify the separation of the intangible property covered by the agreement between our business and that of the Schlumberger Subsidiaries. Each party will be able to sublicense the technology licensed to its subsidiaries, affiliates, distributors, resellers, customers, systems integrators, distribution channels and, subject to specified requirements, transferees of any going businesses of such party. Each party’s license of technology to the other party will be subject to any and all licenses or other rights that the licensing party may have granted with respect to the technology prior to the separation date. The master technology agreement will not obligate either party to provide to the other party improvements that it makes, whether to its own technology or to the other party’s technology licensed to it under the agreement. In the event of an acquisition of either party or an acquisition of all or substantially all of the assets of either party, the acquired party or the party whose assets are acquired, as applicable, may assign the master technology agreement and any licenses thereunder to the acquiring party.

Master Patent Ownership Agreement

The master patent ownership agreement, or the master patent agreement, allocates rights relating to patents, patent applications and invention disclosures. Under the master patent agreement, the Schlumberger Subsidiaries will assign to us, and confirm the prior assignment to us of, ownership of specified patents, patent applications and invention disclosures, as well as related causes of action and rights or recovery for past infringement. The specified patents will include approximately 74 United States patents and approximately 80 foreign patents, and the specified patent applications will include approximately 53 United States patent applications currently pending and approximately 200 pending foreign patent applications. Schlumberger will not restrict our right to exploit the assigned patents, patent applications and invention disclosures. The Schlumberger Subsidiaries’

assignment of the patents, patent applications and invention disclosures to us will be subject to any and all licenses or other rights that the Schlumberger Subsidiaries may have granted with respect to the patents, patent applications and invention disclosures prior to the separation date.

In addition, each party will covenant not to sue the other party and its subsidiaries, affiliates, customers and third party manufacturers, under its patents that exist as of the separation date or that are based on applications or invention disclosures that exist as of the separation date, for infringement by the products and services of the other party, as they exist as of the separation date. Both parties agree to impose this covenant not to sue on any third party to whom they assign any of their patents, patent applications or invention disclosures. The covenants not to sue are non-transferable, but in the event of a change of control of either party, an acquisition of all or substantially all of the assets of either party or a transfer of a subsidiary or business unit by either party, the other party is obligated to enter into a covenant not to sue with the acquiring party subject to certain reductions in the scope of the covenant not to sue and subject to the agreement of the acquiring party to grant a covenant not to sue back to the other party.

The master patent agreement also provides that the Schlumberger Subsidiaries and we will cooperate reasonably and in good faith to the extent consistent with each other’s own business objectives for a period of five years after the separation date in the event either party is subject to patent litigation.

Neither party to the master patent agreement is obligated to file any patent applications, secure any patent rights, maintain any patent in force or provide any technical assistance to the other party, other than the obligations expressly assumed in the master patent agreement.

Master Trademark Ownership and License Agreement

The master trademark ownership and license agreement, or the master trademark agreement, allocates rights relating to trademarks, service marks, trade names and domain names. In the master trademark agreement, the Schlumberger Subsidiaries will assign to us, and confirm the prior assignment to us of, trademarks, service marks, trade names and domain names that are used in connection with our business. The Schlumberger Subsidiaries’ assignment of the trademarks, service marks, trade names and domain names to us will be subject to any and all licenses or other rights that the Schlumberger Subsidiaries may have granted with respect to the trademarks, service marks, trade names and domain names prior to the separation date.

In addition, the Schlumberger Subsidiaries will grant us a personal, irrevocable, non-exclusive,worldwide, fully-paid, royalty-free and generally non-transferable license to mark our existing products and services with, and advertise and promote these products and services using, specified trademarks of the Schlumberger Subsidiaries. The term of this license is two years after the separation date. The purpose of this license is to clarify the separation of the intangible property covered by the agreement between our business and that of the Schlumberger Subsidiaries. We may allow authorized dealers to use the licensed trademarks in the advertisement and promotion of our existing products and services. During the first two years from the separation date, the Schlumberger Subsidiaries will agree not to license to third parties the trademarks that they license to us for use in connection with products or services that compete with our existing products and services that are listed on a corporate price list mutually agreeable to us and the Schlumberger Subsidiaries. The Schlumberger Subsidiaries may terminate the license under the master trademark agreement only with regard to products and services that fail to meet required quality standards or failure to adhere to the Schlumberger Subsidiaries’ trademark usage guidelines, in each case subject to a notice and cure period. In the event of an acquisition of either party or an acquisition of all or substantially all of the assets of either party, the acquired party or the party whose assets are acquired, as applicable, may assign the license to the acquiring party.

Under the master trademark agreement, the Schlumberger Subsidiaries have also allowed us to use the licensed trademarks on our business cards, letterhead, stationary, paper stock and other supplies for up to six months after the separation date in connection with our business to the extent the trademarks are in use, in inventory or on order.

Neither party to the master trademark agreement is obligated to file any trademark applications or secure or maintain any rights in any trademark, service mark, trade name or domain name.

Employee Matters Agreement

We will enter into an employee matters agreement with the Schlumberger Subsidiaries to allocate certain assets, liabilities, and responsibilities relating to our current and former employees and their participation in the benefits plans, including stock plans, that Schlumberger currently sponsors and maintains.

All of our eligible employees will continue to participate in certain Schlumberger benefit plans until such time as the first to occur of: (A) we establish our own benefit plans for the benefit of our eligible employees, (B) we elect not to participate in the Schlumberger benefit plans, regardless of whether or not we establish a similar type benefit plan for our eligible employees or (C) rights of our eligible employees to participate in the Schlumberger benefit plans terminate under the terms of such benefit plan. In the event we elect not to participate in a Schlumberger benefit plan, or establish our own benefit plan, we will remain liable for any liability under a benefit plan that covered our eligible employees until such time as the benefit plan liability has been satisfied for any obligation incurred while the employee was covered by the applicable plan.

We will work together with the Schlumberger Subsidiaries to provide a reasonable transition for eligible employees from the benefit plans sponsored by Schlumberger to our benefit plans. We and the Schlumberger Subsidiaries agree that as of the date of this prospectus, where there are no conflicts with benefit plan provisions, they will provide payroll services, health and welfare benefits and savings and profit sharing plan benefits at cost for our employees under Schlumberger sponsored benefit plans through December 31, 2002. After December 31, 2002, we may continue to receive certain benefit services from the Schlumberger Subsidiaries, but at market rate, or we may elect to use other third party vendors. We intend to establish our own benefit plans no later than the date on which the Schlumberger Subsidiaries cease to own at least 50% of our outstanding common stock. We will be responsible for notifying our employees within a reasonable time period preceding any benefit plan change of the employee’s eligibility for coverage under our benefit plan and the subsequent termination of coverage under the Schlumberger benefit plans.

Each of our newly established benefit plans will provide that all service, compensation and other benefit determinations that were recognized under a similar type of benefit plan maintained by Schlumberger at the time our employees are no longer eligible to participate in the Schlumberger plans, will be taken into account to the extent possible under our benefit plan upon enrollment in such plan.

Options.    Under the terms of the Schlumberger option plans, our employees may continue to participate in the Schlumberger option plans until the date on which the Schlumberger Subsidiaries cease to own at least 50% of our outstanding common stock. On this date, optionees will have three months to exercise all outstanding Schlumberger options to the extent such options are vested.

Stock Purchase Plan.    All of our eligible employees will continue to participate in the Schlumberger Discounted Stock Purchase Plan, under which these employees are able to purchase Schlumberger common stock at a discount through regular after-tax payroll deductions. Consistent with the requirements of Section 424 of the Internal Revenue Code, our eligible employees are eligible to participate in the Schlumberger Discounted Stock Purchase Plan until the date on which the Schlumberger Subsidiaries cease to own at least 50% of our outstanding common stock. We do not presently intend to offer a comparable stock purchase plan.

Notwithstanding the U.S. Pension Plan provisions set forth below, liabilities relating to other employee benefits plans will be transferred to us or the specific plan or trust, as applicable, and the underlying assets related to such liability, if any, will be transferred to us or the specific plan or trust, or other funding vehicle as agreed to between the Schlumberger Subsidiaries and us and further set out in the Employee Matters Agreement.

Qualified Retirement Plans.    From the date of this offering, our employees located in the United States will cease to participate in any Schlumberger-sponsored pension plan. Schlumberger will fully vest our employees in their U.S. pension plan benefit that was earned up to the date of this offering. The Schlumberger Subsidiaries will retain the liabilities and the assets of the pension plan.

Our eligible employees will continue to participate in the Schlumberger Savings and Profit Sharing Plan until such time as the first to occur of: (A) the Schlumberger Subsidiaries cease to own at least 50% of our outstanding common stock, (B) we establish our own 401(k) plan or (C) participation by a non-control group entity is not permitted by law. The transition of assets and liabilities from Schlumberger sponsored Savings and Profit Sharing Plan to our newly established 401(k) plan, will be determined at the time we establish a similar type plan and to the extent possible the assets and liabilities shall be transferred to our plan, on a plan-to-plan transfer basis, and shall be made in accordance with any regulation concerning the transfer of such assets and liabilities.

U.S. Non-Qualified Retirement Plans.    From the date of this offering, our employees will cease to participate in any Schlumberger sponsored non-qualified pension plan. The Schlumberger Subsidiaries shall retain the liabilities and the assets of this plan. Our employees will forfeit any non-qualified pension benefit if they are not age 55 or older at the time of termination from Schlumberger.

Health and Welfare Plans.    Our eligible employees will continue to participate in the Schlumberger health and welfare plans until such time as the first to occur of: (A) the Schlumberger Subsidiaries cease to own at least 50% of our outstanding common stock, (B) we establish our own similar type plan, (C) participation by a non-control group entity is not permitted by law; or (D) an insurance provider under any of the health or welfare plans does not cover employees of a non-control group entity as a part of the Schlumberger plan. Notwithstanding the preceding sentence, employees in North America will cease to be eligible to participate in or be covered by the Retiree Medical Plan sponsored by Schlumberger as of this offering.

To the extent we determine it is administratively and financially feasible to sponsor a similar type health and welfare plan, we intend to provide to our eligible employees health and welfare plans that are comparable in the aggregate in all material features to the corresponding Schlumberger health and welfare plans, excluding retiree medical coverage.

Tax Sharing Agreement

Presently, we are included in Schlumberger’s consolidated group for U.S. federal income tax purposes as well as Schlumberger’s combined groups for various state, local and foreign income tax purposes. Upon completion of this offering, we will probably no longer be included in Schlumberger’s U.S. federal consolidated group, though we may continue to be included in certain of Schlumberger’s state, local and foreign combined groups.

We have entered into a tax sharing agreement with Schlumberger, effective upon completion of this offering, which governs Schlumberger’s and our respective rights, responsibilities and obligations with respect to taxes and tax benefits. The general principles of the tax sharing agreement will include the following:

•	All taxes and tax benefits of the U.S. federal consolidated group through the IPO date, including taxes and tax benefits attributable to us, will be for the account of Schlumberger.

•
If we and Schlumberger are members of a U.S. federal consolidated group for any period after the IPO date, we will be responsible for all taxes attributable to us for that period, determined as if we had filed separate U.S. federal income tax returns beginning after the IPO date. We will also be entitled to reimbursement by Schlumberger on a current basis for any tax benefits realized by Schlumberger as a result of our being a member of that group. As indicated, however, we do not expect that Schlumberger and we will be members of a U.S. federal consolidated group after the IPO date.

•	All taxes and tax benefits of any state or local combined group through the IPO date, including taxes and tax benefits attributable to us, will be for the account of Schlumberger.

•
All taxes and tax benefits of any state or local combined group of which we and Schlumberger are members after the IPO date will be shared in the same manner as U.S. federal income taxes after the IPO date, as described above.

•
Taxes and tax benefits of any foreign combined group will generally be shared between us and Schlumberger for all periods, including those before the IPO date. These taxes and tax benefits will be shared in the same manner as U.S. federal income taxes after the IPO date, as described above.

•
Apart from taxes and tax benefits arising in a consolidated or combined group, Schlumberger will be responsible for all taxes, and will be entitled to all tax benefits, attributable to Schlumberger, and we will be responsible for all taxes, and will be entitled to all tax benefits, attributable to us, for all periods, whether before or after the IPO date.

•	There will be certain limits on our ability to obtain a refund from a carryback to a year in which we and Schlumberger joined in a consolidated or combined return.

•
We will have the right to be notified of tax matters for which we are responsible under the terms of the tax sharing agreement, although Schlumberger will have sole authority to respond to and conduct all tax proceedings, including tax audits, relating to any Schlumberger consolidated or combined income tax returns in which we are included.

•
Any assets we may acquire or have acquired from Schlumberger in a taxable asset transfer, or in a transaction treated as a taxable asset transfer by any taxing authority, may increase our tax basis in the assets to fair market value and result in tax benefits that reduce our future income tax liability. If such a basis increase occurs, we will generally be required to pay Schlumberger, on an annual basis for fifteen years, the tax savings amount, generally calculated by comparing our actual tax liability to the tax liability that we would have incurred absent such basis increase, in both cases excluding the effect of any loss carrybacks.

•	We will also be responsible for certain transfer taxes, whether domestic or foreign, incurred in separating our assets from Schlumberger, if we derive a benefit from the payment of such taxes.

The tax sharing agreement further provides for cooperation between Schlumberger and us with respect to tax matters, the exchange of information, and the retention of records that may affect the income tax liability of the parties to the agreement.

Notwithstanding the tax sharing agreement, under U.S. treasury regulations, each member of a consolidated group is severally liable for the U.S. federal income tax liability of each other member of the consolidated group. Accordingly, with respect to periods in which we have been included in Schlumberger’s consolidated group, we could be liable to the U.S. government for any U.S. federal income tax liability incurred, but not discharged, by any other member of Schlumberger’s consolidated group. However, if any such liability were imposed, we would be entitled to be indemnified by Schlumberger for tax liabilities allocated to Schlumberger under the tax sharing agreement.

Master Transitional Services Agreement

The master transitional services agreement governs the provision of transitional services by the Schlumberger Subsidiaries to us, on an interim basis, including financial, legal, accounting, customer service, human resources administration supply chain, product order administration facilities and information technology services. The Schlumberger Subsidiaries will provide these services to us generally at a price equal to their direct and indirect costs until December 31, 2002, and thereafter at commercially reasonable terms and prices to be negotiated. At any time between the date of this offering and December 31, 2002, we generally may terminate the master transitional services agreement with respect to any of the services that the Schlumberger Subsidiaries provide on 30 days prior written notice, and after December 31, 2002 either party generally may terminate the agreement with respect to any of the services on 30 days prior written notice. The master transitional services agreement also covers the provision of additional transitional services identified from time to time after the separation date that were provided by the Schlumberger Subsidiaries prior to the separation date or that are essential to effectuate an orderly transition under the master separation agreement, so long as the provision of such services would not significantly disrupt the Schlumberger Subsidiaries’ operations or materially increase the scope of its responsibility under the master transition services agreement. If the Schlumberger Subsidiaries reasonably believe they are unable to provide any service due to a failure to obtain any necessary consent, license or approval, the parties will cooperate to determine the best alternative and, subject to specified limitations in the agreement, they will use reasonable efforts to continue providing the service.

Real Estate Matters Agreement

The real estate matters agreement addresses real estate matters relating to the leased and owned properties of the Schlumberger Subsidiaries that have been or will be transferred to or shared with us. The agreement describes the manner in which the Schlumberger Subsidiaries will transfer to or share with us various leased and owned properties, including the following types of transactions:

•	leases to us of portions of specified properties that the Schlumberger Subsidiaries own;

•	assignments to us of the Schlumberger Subsidiaries’ leases for specified leased properties;

•	subleases to us of portions of specified properties leased by the Schlumberger Subsidiaries; and

•	short term leases between the Schlumberger Subsidiaries and us permitting short term occupancy of selected leased and owned sites.

The real estate matters agreement includes a description of each property to be transferred to or shared with us for each type of transaction. The standard forms of the proposed transfer documents, such as lease, sublease and license, are contained in schedules.

The real estate matters agreement also requires both parties to use reasonable efforts to obtain any landlord consents required for the proposed transfers of leased sites, including the Schlumberger Subsidiaries paying commercially reasonable consent fees, if required by the landlords, and us agreeing to provide the security required under the applicable leases.

The real estate matters agreement further provides that we will be required to accept the transfer of all sites allocated to us, even if a site has been damaged by a casualty before the separation date. Transfers with respect to leased sites where the underlying lease is terminated due to casualty or action by the landlord prior to the separation date will not be made, and neither party will have any liability related thereto.

The real estate matters agreement also gives the parties the right to change the allocation and terms of specified sites by mutual agreement based on changes in the requirements of the parties. The real estate matters agreement provides that all reasonable costs required to effect the transfers, including landlord consent fees and landlord attorneys’ fees, will be paid by the Schlumberger Subsidiaries.

Master Confidential Disclosure Agreement

The master confidential disclosure agreement provides that both parties agree not to disclose confidential information of the other party for at least five years from the separation date, except in specific circumstances. The Schlumberger Subsidiaries and we also agree not to use this information in violation of any use restrictions in one of the other written agreements between us.

Indemnification and Insurance Matters Agreement

General Release of Pre-Separation Claims.    Effective as of the separation date, subject to specified exceptions, we will release the Schlumberger Subsidiaries and their subsidiaries, affiliates, directors and officers, successors and assigns, and the Schlumberger Subsidiaries will release us, and our subsidiaries, affiliates, directors and officers, successors and assigns, from any liabilities arising from events occurring on or before the separation date, including events occurring in connection with the activities to implement the separation and this offering. This provision will not impair a party from enforcing the master separation agreement, any ancillary agreement or any arrangement specified in any of these agreements.

Indemnification.    The indemnification and insurance matters agreement also contains provisions governing indemnification. In general, we have agreed to indemnify the Schlumberger Subsidiaries and their subsidiaries, affiliates, directors and officers, successors and assigns from all liabilities arising from:

•	our business, any of our liabilities or any of our contracts; and

•	any breach by us of the master separation agreement or any ancillary agreement.

The Schlumberger Subsidiaries have agreed to indemnify us and our subsidiaries, affiliates, directors and officers, successors and assigns from all liabilities arising from:

•	The Schlumberger Subsidiaries’ business other than the NPTest business; and

•	any breach by the Schlumberger Subsidiaries of the master separation agreement or any ancillary agreement.

The agreement also contains provisions governing notice and indemnification procedures.

Liability Arising From This Prospectus.    We will bear any liability arising from any untrue statement of a material fact or any omission of a material fact in this prospectus.

Insurance Matters.    The agreement also contains provisions governing our insurance coverage from the separation date until the offering. As of the separation date, no further insurance coverage with respect to NPTest will be provided by the Schlumberger Subsidiaries. We will work with them to secure additional insurance if desired and cost effective.

Environmental Matters.    The Schlumberger Subsidiaries have agreed to indemnify us and our subsidiaries, affiliates, directors and officers, successors and assigns from all liabilities arising from environmental conditions existing prior to the separation date at facilities transferred to us, or which arise out of operations occurring on or before the separation date at these facilities. Further, the Schlumberger Subsidiaries have agreed to indemnify us and our subsidiaries, affiliates, directors and officers, successors and assigns from all liabilities for any claims brought against us arising from environmental conditions caused by operations occurring at any time, whether before or after the separation date, at any of their facilities other than those facilities transferred to us.

We have agreed to indemnify the Schlumberger Subsidiaries and their subsidiaries, affiliates, directors and officers, successors and assigns from all liabilities arising from environmental conditions caused by operations after the separation date at any of the facilities transferred to us, and from environmental conditions at our facilities arising from an event causing contamination that first occurs on or after the separation date, except to the extent that the environmental condition arises out of the operations of the Schlumberger Subsidiaries on and after the separation date.

Each party will be responsible for all liabilities associated with any environmental contamination caused by that party post-separation.

Assignment.    The indemnification and insurance matters agreement is not assignable by either party without prior written consent of the other party, except an assignment to any entity that succeeds to all or substantially all of the business or assets of the assigning party.

Registration Rights Agreement

Prior to the offering, we will enter into a registration rights agreement with the Schlumberger Subsidiaries, which will provide that the Schlumberger Subsidiaries will pay all of the fees and expenses, other than underwriting discounts and commissions, incurred in connection with this offering. In addition, we will provide the Schlumberger Subsidiaries with a shelf registration allowing the continuous resale of its securities as well as three demand registration rights and “piggy-back” registration rights. The shelf registration as well as the demand and “piggy-back” sales rights may be exercised by one or more underwritten offerings or otherwise. The Schlumberger Subsidiaries will pay their pro rata share of the underwriting discounts, fees and expenses in connection with subsequent shelf demand or piggy-back registration effected on their behalf. In connection with any other offering effected pursuant to the registration rights agreement, we will indemnity the Schlumberger Subsidiaries for liabilities or losses incurred, including liability under federal securities laws.

Other Matters

A portion of our circuit board assembly is outsourced to a Schlumberger factory in St. Etienne, France. The costs paid to Schlumberger were $2.4 million in 1999, $3.2 million in 2000 and $1.8 million in 2001. Schlumberger provides these services to us pursuant to informal arrangements. We expect to continue this arrangement with Schlumberger in the future or, if advantageous, to obtain these services from another manufacturer.

65.1

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock by (i) each person known by us to be the beneficial owner of 5% or more of the outstanding shares of our common stock, (ii) each of our directors, (iii) each of the executive officers named in the Summary Compensation Table above and (iv) all of our executive officers and directors as a group.

Percentage ownership calculations are based on              shares of common stock to be outstanding immediately prior to the closing of this offering. To the extent that any shares are issued upon exercise of options, warrants or other rights to acquire our capital stock that are presently outstanding or granted in the future or reserved for future issuance under our stock plans, there will be further dilution to new public investors. Unless otherwise indicated, the address of each of the named entities or individuals is c/o NPTest, Inc., 150 Baytech Drive, San Jose, California 95134.

	Shares Beneficially Owned Prior to Offering(1)			Shares Beneficially Owned Subsequent to Offering(1)(2)
Beneficial Owner	Number of Shares	Number of Shares Subject to Options(1)	Percent of Total	Number of Shares	Number of Shares Subject to Options(1)	Percent of Total
Schlumberger Technologies Inc.(3)(4)
Schlumberger B.V.(3)(5)
Ashok Belani
Jean-Luc Pelissier
Jorge Celaya
Michel Villemain
Thomas Ho
Euan Baird
Frank Sorgie
Dale Gaudier
Executive officers and directors as a group (14 persons)

*	Less than 1% of the outstanding shares of common stock.
(1)
Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

(2)	Assumes no exercise of the underwriters’ over-allotment option.
(3)
The aggregate number of shares to be sold by Schlumberger Technologies Inc. and Schlumberger B.V. may be reallocated between them. Schlumberger Technologies Inc. and Schlumberger B.V. are each wholly owned direct or indirect subsidiaries of Schlumberger Limited.

(4)	The address of Schlumberger Technologies Inc. is 150 Baytech Drive, San Jose, California 95134.
(5)	The address of Schlumberger B.V. is Parkstraat 83-89, 2514 JG, The Hague, The Netherlands.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the material terms of our capital stock. This information does not purport to be complete and is subject in all respects to the applicable provisions of our Amended and Restated Certificate of Incorporation and Bylaws.

Immediately following the closing of this offering, our authorized capital stock will consist of              shares of common stock, $.01 par value per share, and             shares of preferred stock, $.01 par value per share. Immediately prior to the offering, there were                  shares of common stock outstanding, which were held of record by two stockholders.

Common Stock

Voting Rights.     Each outstanding share of common stock is entitled to one vote on all matter submitted to a vote of stockholders, including the election of directors. There are no cumulative voting rights, and therefore the holders of a plurality of the shares of common stock voting for the election of directors may elect all of the directors standing for office.

Dividends.    Holders of common stock are entitled to receive dividends at the same rate if and when dividends are declared by our board of directors out of assets legally available for the payment of dividends.

Liquidation.    In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment of debts and other liabilities, our remaining assets will be distributed ratably among holders of shares of common stock.

Rights and Preferences.    The common stock has no preemptive, redemption, conversion or subscription rights.

Special Meetings of Stockholders.    Our Amended and Restated Bylaws provides that special meetings of stockholders may be called only by our Chairman of the Board of Directors, President, Secretary, Assistant Secretary or Board of Directors. This provision could have the effect of delaying, deferring or preventing a change in control of our company or discouraging a potential acquiror from attempting to obtain control of us, which in turn could adversely affect the market price of our stock.

Preferred Stock

Our board is authorized without stockholder approval to issue preferred stock in one or more classes or series and to designate for each class or series the following:

•	the terms and conditions of any voting, dividend and conversion or exchange rights;

•	the amount payable on the series upon redemption and upon our dissolution or distribution of our assets; and

•	the rights, qualifications, limitations or restrictions pertaining to the class or series.

These rights and privileges could adversely affect your voting power, and our board’s authority to issue preferred stock without your approval could delay or prevent a change in control of the company.

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 restricts some business combinations involving interested stockholders or their affiliates. An interested stockholder is defined as any person or entity that is the beneficial owner of 15% or more of the outstanding voting stock of the corporation at any time in the past three years.

Limitation of Liability and Indemnification

Our Amended and Restated Certificate of Incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

This provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws.

Our Amended and Restated Certificate of Incorporation also generally provides that we will indemnify, to the fullest extent permitted by Section 145 of the Delaware General Corporate Law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding by reason of the fact that he or she is or was a director or officer of ours, or is or was serving at our request as a director, officer, employee or agent of another entity, against expenses incurred by him or her in connection with that proceeding. An officer or director will not be entitled to indemnification by us if:

•	the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests; or

•	with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his or her conduct was unlawful.

We have entered or intend to enter into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our Bylaws. These agreements, among other things, will provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of the person’s services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Our Amended and Restated Certificate of Incorporation also permits us to secure insurance on behalf of any officer or director for any liability arising our of his or her actions in such capacity, regardless of whether our Certificate of Incorporation would otherwise permit indemnification for that liability. In addition, we will obtain insurance on behalf of our directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of this status.

At the present time, there is no pending litigation or proceeding involving any director, officer, employee or agent in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Transfer Agent and Registrar

Wells Fargo Shareowner Services will serve as our Transfer Agent and Registrar for our common stock. The transfer agent’s address is 161 North Concord Exchange, South St. Paul, Minnesota 55075-1139, and the telephone number is 800-767-3330.

UNDERWRITING

Goldman, Sachs & Co. and Salomon Smith Barney Inc. are acting as joint book running managers of the offering and, together with Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated, are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and we and the selling stockholders have agreed to sell to such underwriter, the number of common shares set forth opposite the name of such underwriter.

Underwriter	Number of Shares
Goldman, Sachs & Co.
Salomon Smith Barney Inc.
Lehman Brothers Inc.
Morgan Stanley & Co. Incorporated

Total

The underwriters are obligated to purchase all the common shares, other than those covered by the over-allotment option described below, if they purchase any of the common shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of $             per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $             per share on sales to certain other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional common shares at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional common shares approximately proportionate to such underwriter’s initial purchase commitment.

The underwriters have informed us that they do not expect sales to discretionary accounts to exceed five percent of the total number of common shares offered by them.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

In connection with the offering, we, the selling stockholders and our directors and officers have agreed that, subject to certain limited exceptions, without the prior written consent of Goldman, Sachs & Co. and Salomon Smith Barney Inc., on behalf of the underwriters, we and they will not:

(a)  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares, or

(b)  enter into any swap or similar arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares, whether any such transaction described in clause (a) or (b) of this paragraph is to be settled by delivery of such common shares or such other securities, in cash or otherwise, for a period of 180 days after the date of this prospectus. In addition, we have agreed with the underwriters to include a provision in our stock option plans providing that our officers, directors and employees who receive shares of our common stock under these plans cannot enter into any transaction described in clause (a) or (b) of this paragraph for a period of 180 days after the date of this prospectus. We have further agreed that we will not waive these provisions of our stock option plans without the prior written consent of Goldman, Sachs & Co. and Salomon Smith Barney Inc. The restrictions described in this paragraph shall not apply to the common shares to be sold in this offering, including any common shares sold pursuant to the over-allotment option described above.

We have applied for our common stock to be quoted on the New York Stock Exchange under the symbol “NP”.

The following tables show the underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common shares.

Paid by Us
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

Paid by the Selling Stockholders
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

In connection with the offering, the underwriters may purchase and sell common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchase of common shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common shares, and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common shares. As a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be $            , which will be paid by Schlumberger.

Each of the representatives have performed certain investment banking and advisory services for us and Schlumberger from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services for us and Schlumberger in the ordinary course of their business.

We and the selling stockholders have each agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

Prior to this offering, there has been no public market for the common shares. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and our industry in general, our sales, earnings and certain other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. There can be no assurance, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in the common shares will develop and continue after this offering.

SHARES ELIGIBLE FOR FUTURE SALE

All of the shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares which may be acquired by an affiliate, as such term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with us and may include our directors and officers as well as significant shareholders. Persons who are affiliates will be permitted to sell the shares of common stock that are issued in this offering through registration under the Securities Act, or under an exemption from registration, such as the one provided by Rule 144.

The shares of our common stock held deemed “restricted securities” as defined in Rule 144, may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144. All of the shares held by Schlumberger are “restricted securities” that may be sold pursuant to the volume, notice and other limitations of Rule 144 commencing on             , 2003. Each of NPTest, our officers and directors and Schlumberger has agreed not to offer or sell any shares of our common stock, subject to exceptions, for a period of 180 days after the date of this prospectus, without the prior written consent of our underwriters. The underwriters may release all or a portion of the shares subject to these agreements at any time without prior public notice.

We will grant shares of our common stock pursuant to stock option plan. All of the shares issued under the plan prior to the date of this prospectus or within 180 days of this prospectus will be subject to a lockup agreement described above. See “Management.” We currently expect to file a registration statement under the Securities Act to register shares reserved for issuance under our stock option plan. Shares issued under the plan will be registered and therefore freely tradable, unless those shares are held by affiliates of NPTest.

LEGAL MATTERS

The validity of the shares of common stock being offered will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California. Selected legal matters in connection with this offering will be passed on for the underwriters by Simpson Thacher & Bartlett, Palo Alto, California. From time to time, Skadden, Arps, Slate, Meagher & Flom LLP has performed and continues to perform legal services unrelated to this offering for Schlumberger, and has represented Schlumberger in connection with the negotiation of the agreements described under the heading “Certain Relationships and Related Transactions’’ and other matters relating to this offering.

EXPERTS

The combined financial statements of NPTest as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement regarding this offering on Form S-1, including all amendments and supplements thereto with the Securities and Exchange Commission under the Securities Act of 1933, as amended. This prospectus, which constitutes a part of the registration statement, does not contain all of the information included in the registration statement, certain items of which are contained in schedules and exhibits to the registration statement as permitted by the rules and regulations of the Commission. You should refer to the registration statement and its exhibits to read that information. Statements made in this prospectus as to any of our contracts, agreements or other documents referred to are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. You may read and copy information omitted from this prospectus but contained in the registration statement at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also request copies of all or any portion of such material may from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, materials filed electronically with the Commission are available at the Commission’s World Wide Web site at http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us at: NPTest, 150 Baytech Drive, San Jose, California 95134, (408) 586-8200.

We intend to furnish to our stockholders annual reports containing combined financial statements and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information, in each case prepared in accordance with generally accepted accounting principles.

NPTest, Inc.

INDEX TO COMBINED FINANCIAL STATEMENTS
December 31, 1999, 2000 and 2001

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of NPTest, Inc.

The Company separation described in Note 1 and the agreements with Schlumberger as described in Note 13 to the financial statements have not been completed at June 27, 2002. When they have been completed, we will be in a position to furnish the following report:

“In our opinion, the accompanying combined financial statements present fairly, in all material respects, the financial position of NPTest, Inc. (the “Company”) at December 31, 2000 and 2001, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in Item 16(b) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company was historically a fully integrated business of several indirect wholly owned subsidiaries of Schlumberger Limited. Consequently, as indicated in Note 1, these combined financial statements have been derived from the consolidated financial statements and accounting records of Schlumberger Limited and reflect significant assumptions and allocations. Moreover, as indicated in Note 1, the Company relies on Schlumberger Limited and its other businesses for certain administrative, management and other services. Accordingly, these combined financial statements do not necessarily reflect the combined financial position, results of operations, changes in stockholders’ net investment and cash flows of the Company had it been a separate, stand-alone entity during the periods presented.”

PricewaterhouseCoopers LLP
San Jose, California
May 21, 2002

NPTest, Inc.

COMBINED BALANCE SHEETS
(in thousands)

	December 31,		March 31,
	2000	2001	2002
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$16,387	$10,184	$10,305
Accounts receivable, net of allowance for doubtful accounts of $1,731, $1,338 and $1,338	86,435	52,587	44,781
Receivables from related parties	228	43	45
Inventory	175,889	142,639	133,341
Deferred income taxes	30,603	41,834	41,834
Prepaid expenses and other current assets	5,444	2,047	4,471

Total current assets	314,986	249,334	234,777
Property, plant and equipment, net	37,845	30,852	28,679
Deferred income taxes	13,450	15,164	15,164
Other assets	163	154	108

Total assets	$366,444	$295,504	$278,728

Liabilities and stockholders’ net investment
Current liabilities:
Book overdrafts	$2,774	$1,009	$223
Accounts payable	22,776	4,794	8,492
Accrued liabilities	90,006	36,921	34,807
Payables to related parties	4,996	12,066	9,765
Income taxes payable	3,952	3,049	3,049

Total current liabilities	124,504	57,839	56,336
Pension and post-retirement benefits	27,800	31,861	33,143

Total liabilities	152,304	89,700	89,479

Commitments and contingencies (Note 11)
Stockholders’ net investment	214,140	205,804	189,249

Total liabilities and stockholders’ net investment	$366,444	$295,504	$278,728

The accompanying notes are an integral part of these financial statements.

NPTest, Inc.

COMBINED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Years Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
				(unaudited)
Net revenue
Product	$228,806	$216,445	$149,543	$50,052	$51,662
Services	43,232	69,889	71,389	19,385	15,978

Total net revenue	272,038	286,334	220,932	69,437	67,640
Cost of net revenue
Product	140,622	140,255	130,627	31,364	28,039
Services	31,796	44,127	49,549	12,845	10,602

Total cost of net revenue	172,418	184,382	180,176	44,209	38,641
Operating expenses:
Research and development	36,281	32,718	34,748	10,029	7,821
Selling, general and administrative	55,625	66,571	51,971	15,407	13,060

Total operating expenses	91,906	99,289	86,719	25,436	20,881

Operating income (loss)	7,714	2,663	(45,963)	(208)	8,118
Other income (expense), net	957	(34)	(139)	52	(122)

Income (loss) before income taxes	8,671	2,629	(46,102)	(156)	7,996
Income tax benefit (expense)	422	3,328	22,366	1,965	(1,553)

Net income (loss)	$9,093	$5,957	$(23,736)	$1,809	$6,443

Unaudited pro forma basic and diluted net income (loss) per share
Shares used in computing unaudited pro forma basic and diluted net income (loss) per share

The accompanying notes are an integral part of these financial statements.

NPTest, Inc.

COMBINED STATEMENTS OF STOCKHOLDERS’ NET INVESTMENT
(in thousands)

Stockholders’ Net Investment
Balance, January 1, 1999	$233,391
Net income	9,093
Stockholders’ net investment (distribution)	(90,864)
Foreign currency translation	(3,725)

Balance, December 31, 1999	147,895
Net income	5,957
Stockholders’ net investment (distribution)	64,309
Foreign currency translation	(4,021)

Balance, December 31, 2000	214,140
Net loss	(23,736)
Stockholders’ net investment (distribution)	17,604
Foreign currency translation	(2,204)

Balance, December 31, 2001	205,804
Net income *	6,443
Stockholders’ net investment (distribution)*	(22,463)
Foreign currency translation *	(535)

Balance, March 31, 2002*	$189,249

*	unaudited

The accompanying notes are an integral part of these financial statements.

NPTest, Inc.

COMBINED STATEMENTS OF CASH FLOW
(in thousands)

	Years Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$9,093	$5,957	$(23,736)	$1,809	$6,443
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation	4,076	6,854	10,761	2,806	2,487
Write-off of fixed assets	872	—	—	—	923
Deferred income taxes	1,414	(1,397)	(12,945)	—	—
Pension and post-retirement benefits	4,322	3,394	4,457	1,162	1,282
Allowance for doubtful accounts	549	829	(393)	(34)	—
Deferred income	4,056	37,233	(42,557)	(40,204)	(8,042)
Warranty reserve	5,024	(2,190)	(1,550)	(1,665)	708
Changes in operating assets and liabilities:
Accounts receivable	21,575	(31,370)	33,915	28,535	7,710
Receivables from related parties	(48)	(168)	185	115	(2)
Inventory	61,155	(60,545)	32,142	3,052	9,046
Prepaid expenses and other assets	(330)	(1,119)	3,406	(862)	(2,378)
Accounts payable	604	5,537	(18,019)	(8,424)	3,681
Other accrued liabilities	(5,449)	984	(9,260)	3,604	5,151
Payables to related parties	6,546	(2,211)	7,070	(1,584)	(2,301)
Income taxes payable	1,736	2,216	(903)	—	—
Payment of post-retirement benefits	(343)	(332)	(396)	(102)	—

Net cash (used in) provided by operating activities	114,852	(36,328)	(17,823)	(11,792)	24,708

Cash flows (used in) investing activities:
Capital expenditures	(14,275)	(27,047)	(4,004)	(3,150)	(1,294)

Net cash (used in) investing activities	(14,275)	(27,047)	(4,004)	(3,150)	(1,294)

Cash flows from (used in) financing activities:
Stockholders’ net investment (distribution)	(90,864)	64,309	17,604	10,977	(22,463)
Book overdrafts	(1,681)	1,908	(1,765)	(1,648)	(786)

Net cash provided by (used in) provided by financing activities	(92,545)	66,217	15,839	9,329	(23,249)
Effect of exchange rate changes on cash	(75)	(54)	(215)	(113)	(44)

Net increase (decrease) in cash and cash equivalents	7,957	2,788	(6,203)	(5,726)	121
Cash and cash equivalents, beginning of period	5,642	13,599	16,387	16,387	10,184

Cash and cash equivalents, end of period	$13,599	$16,387	$10,184	$10,661	$10,305

Supplemental disclosure
Income taxes paid	464	642	706	477	181

The accompanying notes are an integral part of these financial statements.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS
(amounts in thousands)

1.    Background and Basis of Presentation

Background

The Company provides advanced test and diagnostic systems and related product engineering services to the semiconductor industry. The Company’s customers include semiconductor manufacturers, foundries and assembly contractors worldwide. The Company’s products are designed to enable its customers to accelerate prototype development and time to full-scale production, as well as to enhance the quality of product shipments. Test Systems, the Company’s largest product line, provides wafer level and final test equipment used in the design and manufacture of complex semiconductor integrated circuits, or ICs. The Probe Systems product line provides equipment to identify and repair design flaws during prototype development, product characterization, initial production ramp and failure analysis. The Company’s services include maintenance for test and diagnostic systems, and SABER, which provides design validation and product and test engineering services for IC vendors.

During 2001, Schlumberger announced its intention to divest various businesses, including its Semiconductor Solutions Group. NPTest, which is being divested in part through this initial public offering, comprises the core business of the Semiconductor Solutions Group. NPTest was incorporated in Delaware on May 7, 2002 as a wholly owned subsidiary of Schlumberger. On May 10, 2002,      shares of the Company’s $0.01 par value common stock were issued to Schlumberger. After completion of this offering, Schlumberger will beneficially own approximately     % of the Company’s outstanding common stock, assuming no exercise of the underwriters’ over-allotment option. Schlumberger has advised the Company that it intends to divest its remaining ownership in the Company through private or public sales of our shares. Schlumberger will, in its sole discretion, determine the timing and terms of any sales, taking into account business and market conditions. In                         , 2002, Schlumberger and the Company entered into the Separation Agreement under which Schlumberger transferred to the Company the assets and liabilities associated with the business of the Company to the extent not previously transferred. The Company has entered into various agreements with Schlumberger subsidiaries related to certain interim and ongoing relationships. These agreements are described more fully in Note 13.

The Company’s source of revenue is test systems sales, professional services and maintenance. The Company’s primary markets are North America, Europe, Asia and Japan.

Basis of Presentation

The combined financial statements have been derived from the consolidated financial statements of Schlumberger Limited. The Company was historically a fully integrated business of several indirect wholly owned subsidiaries of Schlumberger. Although NPTest was not a separate company, the accompanying combined financial statements are presented as if NPTest had existed as an entity separate from Schlumberger and its subsidiaries. The combined financial statements include the historical assets, liabilities, revenues and expenses that were directly related to the NPTest business of Schlumberger during the periods presented. Upon completion of the separation, pension and post-retirement benefits liabilities along with certain cash balances, taxes payable and deferred tax assets shown in the combined balance sheets will be retained by Schlumberger. Stockholders’ net investment represents Schlumberger’s transfer of its net capital investment in NPTest, after giving effect to the net earnings of NPTest plus net cash transfers to Schlumberger and other transfers from Schlumberger. NPTest will begin accumulating retained earnings, if any, upon completion of the separation.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
(amounts in thousands)

Certain amounts of Schlumberger’s corporate expenses, including legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other corporate and infrastructure costs, although not directly attributable to NPTest’s operations, have been allocated to NPTest on basis that Schlumberger and NPTest considered to be a reasonable reflection of the utilization of services provided or the benefit received by NPTest (see Note 10). However, the financial information included herein may not reflect the combined financial position, operating results, changes in equity and cash flows of NPTest in the future or what they would have been had NPTest been a separate, stand-alone entity during the periods presented.

Unaudited interim financial statements

The accompanying combined financial information for the three-month periods ended March 31, 2001 and 2002 is unaudited. The unaudited interim combined financial information has been prepared on the same basis as the accompanying annual combined financial statements. In the opinion of management, such interim combined financial information reflects adjustments consisting only of normal and recurring adjustments necessary for a fair presentation of such financial information. The unaudited results of operations for the interim periods ended March 31, 2001 and 2002 are not necessarily indicative of the results of operations to be expected for any other interim period or for the full year.

2.    Summary of Significant Accounting Policies

Principles of combination

The combined financial statements of NPTest include the accounts of the Company’s four regions: North America, Europe, Asia and Japan. All significant intra-company balances and transactions are eliminated.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results could differ from these estimates, management believes that the estimates are reasonable.

Revenue recognition

The Company recognizes revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101 (SAB 101), “Revenue Recognition in Financial Statements.” For all transactions where legal title passes to the customer upon shipment, the Company generally recognizes revenue upon shipment for all products that have been demonstrated to meet product specifications prior to shipment. The Company’s shipping terms are primarily freight-on-board, or FOB, shipping point. However, a portion of revenue, associated with certain installation-related tasks, based upon fair value of that service is recognized when the tasks are completed. For products that have not been demonstrated to meet product specifications prior to shipment, revenue is recognized on receipt of customer technical acceptance. For transactions where legal title does not transfer at shipment, no revenue is recognized before legal title passes to the customer or customer acceptance. A provision for the estimated cost of warranty is recorded when revenue is recognized. Revenue related to spare parts is generally recognized upon shipment. Services revenue is generally recognized ratably over the period of the related contract. Deferred income includes amounts that have been billed per the contractual terms but have not been recognized as revenue. This typically includes the amount of deferred product revenue less all product and warranty costs.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
(amounts in thousands)

Book overdraft

Book overdraft represents outstanding checks in excess of cash on hand at the applicable bank, and generally result from timing differences in the transfer of funds between banks. Historically, these checks are covered when presented for payment through the transfer of funds from other Company cash accounts held in other banks.

Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and accounts receivable. Risks associated with cash are mitigated by banking with credit worthy institutions. NPTest maintains an allowance for doubtful accounts based upon expected collectibility and performs ongoing credit evaluations of its customers’ financial condition.

Foreign currency accounting

The Company’s functional currencies are primarily local currencies. All assets and liabilities recorded in functional currencies other than US dollars are translated at current exchange rates. The resulting adjustments are charged or credited directly to stockholders’ net investment in the Combined Balance Sheets. Revenue and expenses are translated at the weighted-average exchange rates for the period. Realized and unrealized transaction gains and losses are the only components of Other income (expense), net in the combined statements of operations and are included in the period in which they occur.

Earnings per share

Basic and diluted earnings (loss) per share have been computed by dividing the net income (loss) for each period presented by the              common shares outstanding subsequent to completion of the separation.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash and short-term investments. The short-term investments are stated at cost plus accrued interest, which approximates market, and are comprised primarily of Eurodollar time deposits, certificates of deposit and commercial paper, Euronotes and Eurobonds, substantially all denominated in US dollars. The Company considers short-term investments to be cash or cash equivalents as they do not have original maturities in excess of three months.

Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable, trade accounts payable and accrued expenses are not materially different than their carrying amounts as reported at December 31, 2000 and 2001 because of their short maturities.

Inventories

Inventories are stated at lower of average cost or market. The Company provides inventory allowances based on excess and obsolete inventories.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
(amounts in thousands)

Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the asset as follows:

Leasehold improvements	3-15 years
Machinery and equipment	2-7 years

Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the lease term. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from their separate accounts, and any gain or loss on such sale is reflected in operations. Maintenance and repairs are charged to operating expense as incurred. Expenditures that substantially increase an asset’s life are capitalized.

Accounting for long-lived assets

NPTest reviews the appropriateness of the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the historical cost carrying value of an asset may no longer be appropriate. NPTest assesses recoverability of the carrying value of the asset by estimating the future undiscounted net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value.

Research and development

All research and development expenditures are expensed as incurred, including costs relating to patents or rights that may result from such expenditures.

Taxes on income

NPTest’s operating results historically have been included in Schlumberger’s consolidated US and state income tax returns and in tax returns of Schlumberger’s foreign subsidiaries. The provision for income taxes reflected in NPTest’s combined financial statements has been determined on a separate return basis. No provision is made for deferred income taxes on those earnings considered to be indefinitely reinvested.

Taxes on income are computed in accordance with the tax rules and regulations of the taxing authorities where the income is earned. The income tax rates imposed by these taxing authorities vary substantially. Taxable income may differ from pre-tax income for financial accounting purposes. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax asset will not be realized.

Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss) and the change in accumulated other comprehensive income (loss). The Company’s change in accumulated other comprehensive income (loss) shown in the combined statements of stockholders’ net investment consists solely of foreign currency translation

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
(amounts in thousands)

adjustments which are not adjusted for income taxes since they relate to indefinite investments in non US operations. Other comprehensive losses amounted to 3,725, 4,021, 2,204 and 535 in 1999, 2000, 2001 and first quarter ended March 31, 2002, respectively.

Recent accounting pronouncements

In June 2001, SFAS 141 (Business Combinations) and SFAS 142 (Goodwill and Other Intangible Assets) were issued. SFAS 141 is effective for all business combinations completed after June 30, 2001. The Company expects that the application of SFAS 141 will not have a material impact on its financial statements. As the Company has no goodwill and other intangible assets, the adoption of SFAS 142 has no effect on the financial position and result of operations.

In June 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations. FAS 143 requires that obligations associated with the retirement of a tangible long-lived asset to be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an Asset Retirement Obligation (“ARO”), an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

FAS 143 will be effective for financial statements for fiscal years beginning after June 15, 2002. Upon adoption of the final Statement, an entity will use a cumulative-effect approach to recognize transition amounts for existing ARO liabilities, asset retirement costs, and accumulated depreciation. All transition amounts are to be measured using current (as of the date of adoption of the final Statement) information, current assumptions, and current interest rates. The Company does not expect the adoption of SFAS No. 143 to have a material impact on the Company’s financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which is effective for years beginning after December 15, 2001. SFAS No. 144 supersedes FASB Statement No. 121 and parts of APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions Relating to Extraordinary Items,” however, SFAS No. 144 retains the requirement of APB Opinion No. 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment, or in a distribution to owners) or is classified as held for sale. SFAS No. 144 addresses financial accounting and reporting for the impairment of certain long-lived assets and for long-lived assets to be disposed of. The Company does not expect the adoption of SFAS No. 144 to have a material impact on the Company’s financial position or results of operations.

In November 2001, the FASB EITF staff issued announcement Topic D-103, “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” expenses. As a result, customer reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, will be required to be included as revenues effective January 1, 2002 with all periods being presented on a comparable basis, and an equivalent amount of reimbursable expenses will be included in expenses. The adoption of this announcement did not have a material effect on net revenue and expenses.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
(amounts in thousands)

3.    Property, Plant and Equipment, Net

Property, plant and equipment (net) consists of the following:

	December 31,
	2000	2001
Leasehold improvements	$23,295	$23,357
Machinery and equipment	44,224	45,875

Total cost	67,519	69,232
Less: Accumulated depreciation	(29,674)	(38,380)

	$37,845	$30,852

Depreciation expense aggregated $4,076 in 1999, $6,854 in 2000 and $10,761 in 2001.

4.    Inventory

Inventory consist of the following:

	December 31,		March 31,
	2000	2001	2002
			(unaudited)
Raw materials	$107,492	$99,034	$62,256
Work in progress	30,746	10,831	15,227
Finished goods	37,651	32,774	55,858

	$175,889	$142,639	$133,341

Inventory reserve aggregated $58,506, $92,520 and $95,675 at December 31, 2000, December 31, 2001 and March 31, 2002, respectively.

The Company recorded a charge to cost of net product revenue of $35,400 in October 2001 related primarily to the write down of certain inventory. This additional excess inventory charge was due to a significant decrease in forecasted revenue over the expected life cycle of the related products.

5.    Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,
	2000	2001
Employee incentives	$4,932	$3,472
Vacation	3,124	1,896
Other employee accruals	5,298	5,915
Deferred income	54,432	11,875
Warranty reserve	10,860	9,310
Other	11,360	4,453

	$90,006	$36,921

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
(amounts in thousands)

During the fourth quarter of 2000, the Company recorded a charge to cost of net product revenue of $1,400 related to reorganization, restructuring and reduction-in-force initiatives. The related reserve balance, included in Other, consisting primarily of severance and associated benefits was $1,400 at December 31, 2000. These initiatives resulted in the elimination of 178 positions worldwide. The reserve was fully utilized in the first half of 2001. In addition, $200 was recorded in cost of net product revenue in each of the first and third quarters of 2001 for additional severances related to the same eliminated positions. These charges were utilized in 2001.

6.    Taxes on Income

Income (loss) subject to US and foreign income taxes was as follows:

	Year Ended December 31,
	1999	2000	2001
United States	$(5,356)	$(19,637)	$(68,831)
Foreign	14,027	22,266	22,729

	$8,671	$2,629	$(46,102)

The following table shows current and deferred income tax expense (benefit) by taxing jurisdiction:

	Year Ended December 31,
	1999	2000	2001
Current:
United States—federal	$(4,827)	$(8,068)	$(13,833)
United States—state	(591)	(1,080)	(2,097)
Foreign	3,582	7,217	6,509

Total current	(1,836)	(1,931)	(9,421)
Deferred:
United States—federal	726	(854)	(11,504)
United States—state	124	(146)	(1,973)
Foreign	564	(397)	532

Total deferred	1,414	(1,397)	(12,945)

Total income tax (benefit) expense	$(422)	$(3,328)	$(22,366)

The following table shows the principal components of the net deferred tax assets:

	December 31,
	2000	2001
Inventory reserve	$21,947	$35,631
Allowance for doubtful accounts	710	549
Warranty reserve	2,207	2,086
Accrued liabilities and other	5,739	3,568

Total current deferred income taxes	30,603	41,834
Property, plant and equipment	1,175	622
Pension and post-retirement benefits	12,275	14,542

Total long-term deferred income taxes	13,450	15,164

	$44,053	$56,998

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
(amounts in thousands)

Reconciliation between the U.S. federal income tax on pretax income (loss) and the actual income tax benefit is:

	Year Ended December 31,
	1999	2000	2001
Federal income taxes	$2,930	$920	$(16,136)
State income taxes, net of federal income tax benefit	(467)	(1,226)	(4,070)
Foreign operations taxed at other than US rates	(658)	(973)	(914)
Tax credits	(1,382)	(1,768)	(1,600)
Permanent differences	(845)	(281)	354

Income tax benefit	$(422)	$(3,328)	$(22,366)

7.    Pension and Other Benefit Plans

These combined financial statements include allocations of Schlumberger Technology Corporation assets, liabilities and expenses related to pensions and other benefit plans managed by Schlumberger on a consolidated basis. In general these allocations were based upon certain actuarial calculations of the employee base. Pension and post-retirement benefits liabilities shown in the combined balance sheets will be retained by Schlumberger after the effective date of the separation.

US Pension Plans

Schlumberger Technology Corporation, a wholly owned subsidiary of Schlumberger, sponsors several defined benefit pension plans that cover substantially all employees. The benefits are based on years of service and compensation on a career-average pay basis. These plans are fully funded with a trustee in respect to past and current service. Charges to expense are based upon costs computed by independent actuaries. The funding policy is to annually contribute amounts that are allowable for federal income tax purposes. These contributions are intended to provide for benefits earned to date and those expected to be earned in the future.

The assumed discount rate, compensation increases and return on plan assets used to determine pension expense in 1999 were 7.0%, 4.5% and 9.0%, respectively. In 2000, the assumptions were 7.8%, 4.5% and 9.0%, respectively. In 2001, the assumptions were 7.5%, 4.5% and 9.0%, respectively.

Allocated net pension cost in the U.S. for 1999, 2000 and 2001, included the following components:

	Year Ended December 31,
	1999	2000	2001
Service costs—benefits earned during the period	$2,758	$2,380	$2,475
Interest cost on projected benefit obligation	2,404	2,741	3,059
Expected return on plan assets; actual return of $7,441, $871, $(2,174)	(2,366)	(2,850)	(3,048)
Amortization of transition assets	(62)	(62)	(62)
Amortization prior service cost/other	209	209	209
Amortization of unrecognized net gain	—	(376)	(82)

Net pension cost	$2,943	$2,042	$2,551

Effective January 1, 2000, Schlumberger and its subsidiaries amended their pension plans to improve retirement benefits for active employees.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
(amounts in thousands)

The change in the projected benefit obligation, plan assets and funded status of the plans at December 31, 2000 and 2001 was as follows:

	December 31,
	2000	2001
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$35,855	$41,372
Service cost	2,380	2,475
Interest cost	2,741	3,059
Actuarial losses/(gains)	1,375	1,309
Benefits paid	(979)	(1,168)

Projected benefit obligation at end of the year	$41,372	$47,047

Change in plan assets:
Plan assets at market value at beginning of the year	$36,992	$36,884
Actual return on plan assets	871	(2,174)
Benefits paid	(979)	(1,168)

Plan assets at market value at end of the year	$36,884	$33,542

Deficit (Excess) of assets over projected benefit obligation	$4,488	$13,505
Unrecognized net (loss) gain	5,715	(899)
Unrecognized prior service cost	(1,111)	(901)
Unrecognized net asset at transition date	62	—

Pension liability	$9,154	$11,705

The assumed discount rate, the rate of compensation increases and the expected long-term rate of return on plan assets used to determine the projected benefit obligations were 7.5%, 4.5% and 9.0%, respectively, in 2000, and 7.3%, 4.5% and 9.0%, respectively, in 2001. Plan assets on December 31, 2001, consisted of common stocks ($19,790), cash or cash equivalents ($1,341), fixed income investments ($10,063) and other investments ($2,348). On December 31, 2001, there is no investment of the plan assets in Schlumberger common stock.

Non-US pension plans

Outside the U.S., Schlumberger sponsors several defined benefit and defined contribution plans that cover substantially all employees who are not covered by statutory plans. For defined benefit plans, charges to expense are based upon costs computed by independent actuaries.

These plans are substantially fully funded with trustees in respect to past and current service. At December 31, 2000 and 2001 the pension liability was $1,127 and $1,282, respectively. The expenses associated to these plans were not material in 1999, 2000 and 2001.

Post-retirement benefits other than pensions

Schlumberger Technology Corporation provides certain health care benefits to former employees who have retired under the U.S. pension plans.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
(amounts in thousands)

The principal actuarial assumptions used to measure costs were a discount rate of 7.0% in 1999, 7.8% in 2000 and 7.5% in 2001. The overall medical cost trend rate assumption is 9.5% graded to 5.0% over the next six years and 5.0% thereafter.

Allocated net periodic post-retirement benefit cost in the U.S. for 1999, 2000 and 2001, included the following components:

	Year Ended December 31,
	1999	2000	2001
Service costs—benefits earned during the period	$778	$635	$717
Interest cost on accumulated post-retirement benefit obligation	837	928	1,046
Amortization of unrecognized net gain and other	(109)	(183)	(12)

Net post-retirement benefit cost	$1,506	$1,380	$1,751

The change in accumulated post-retirement benefit obligation and funded status on December 31, 2000 and 2001, was as follows:

	December 31,
	2000	2001
Accumulated post-retirement benefit obligation at the beginning of the year	$12,145	$14,142
Service cost	635	717
Interest cost	928	1,046
Actuarial losses/(gains)	766	721
Benefits paid	(332)	(396)

Accumulated post-retirement benefit obligation at the end of the year	14,142	16,230
Unrecognized net gain	3,218	2,497
Unrecognized prior service cost/other	159	147

Post-retirement benefit liability	$17,519	$18,874

The components of the accumulated post-retirement benefit obligation on December 31, 2000 and 2001 were as follows:

	December 31,
	2000	2001
Retirees	$4,314	$4,355
Fully eligible	3,651	4,070
Actives	6,177	7,805

	$14,142	$16,230

The assumed discount rate used to determine the accumulated post-retirement benefit obligation was 7.5% for 2000 and 7.3% for 2001.

If the assumed medical cost trend rate was increased by one percentage point, health care cost in 2001 would have been $2,169, and the accumulated post-retirement benefit obligation would have been $19,483 on December 31, 2001.

If the assumed medical cost trend rate was decreased by one percentage point, health care cost in 2001 would have been $653, and the accumulated post-retirement benefit obligation would have been $13,676 on December 31, 2001.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
(amounts in thousands)

8.    Leases and Lease Commitments

Minimum rental commitments under non-cancellable operating leases, primarily real estate and office facilities in effect at December 31, 2001 are as follows:

Year Ending December 31,
2002	$3,792
2003	3,780
2004	2,932
2005	3,838
2006	3,695

$18,037

Operating lease rental expense aggregated $5,023, $6,637 and $6,820 for 1999, 2000 and 2001, respectively.

9.    Stock Option Plans and Employee Stock Purchase Plan

Employees of the Company participate in the Schlumberger stock option plans. Upon completion of the separation, vested and unvested stock options under the Schlumberger plan will not convert or be exchanged for stock options of the Company. As of December 31, 2001, Schlumberger had two types of stock-based compensation plans, which are described below. Schlumberger applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans and its stock purchase plan. Had compensation cost for the grants of stock-based compensation to Company’s employees under the Schlumberger plans been determined based on the fair value at the grant dates for awards under those plans, consistent with the method of SFAS 123, NPTest net income and earnings per share would have been the pro forma amounts indicated below:

	Year Ended December 31,
	1999	2000	2001
Net income/(loss)
As reported	$9,093	$5,957	$(23,736)
Pro forma	6,711	3,109	(26,545)
Unaudited pro forma basic and diluted net income (loss) per share
As reported
Pro forma for effect of FAS 123

Stock Option Plans

During 1999, 2000, 2001, and in prior years, key employees were granted stock options under Schlumberger stock option plans. For all of the stock options granted, the exercise price of each option equals the market price of Schlumberger stock on the date of grant; an option’s maximum term is ten years, and options generally vest in 20% increments over five years.

As required by SFAS 123, the fair value of each grant is estimated on the date of grant using the multiple option Black-Scholes option-pricing model with the following weighted-average assumptions used for 1999, 2000 and 2001: dividend of $0.75; expected volatility of 27-29% for 1999 grants, 30-33% for 2000 grants and 32-35% for 2001 grants; risk-free interest rates of 4.8-6.3% for 1999 grants, 5.7-6.7% for 2000 grants and 3.9-5.0% for 2001 grants; and expected option lives of 5.28 years for 1999 grants, 5.49 years for 2000 grants and 5.02 years for 2001 grants.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
(amounts in thousands)

A summary of the status of the stock option grants to employees of the Company under Schlumberger stock option plans as of December 31, 1999, 2000 and 2001, and changes during the years ending on those dates is presented below:

Fixed Option	1999		2000		2001
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	418,828	$48.39	553,940	$50.99	617,442	$57.83
Granted	154,107	55.26	120,250	76.24	25,000	62.38
Exercised	(18,995)	28.44	(56,748)	30.00	(9,761)	34.94
Forfeited	—	—	—	—	(2,500)	82.28

Outstanding at end of year	553,940	$50.99	617,442	$57.83	630,181	$58.27

Options exercisable at year-end	242,815		280,761		384,140

Weighted-average fair value of options granted during the year	$17.91		$28.56		$17.72

The following table summarizes information concerning currently outstanding and exercisable options by ranges of exercise prices on December 31, 2001:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding As of December 31, 2001	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable As of December 31, 2001	Weighted Average Exercise Price
$ 3.831 – $22.073	78	5.35	$15.58	78	$15.58
24.142 – 30.710	73,791	2.59	26.74	73,791	26.74
30.795 – 44.843	119,020	4.41	38.82	116,383	38.69
46.075 – 65.330	208,936	7.32	56.33	71,570	54.55
$71.315 – $82.348	228,356	7.02	80.39	122,318	81.46

	630,181	6.06	$58.27	384,140	$52.96

Employee Stock Purchase Plan

Under the Schlumberger Discounted Stock Purchase Plan, Schlumberger is authorized to issue up to 22,012,245 shares of common stock to its employees. Under the terms of the Plan, employees can choose each year to have up to 10% of their annual earnings withheld to purchase Schlumberger common stock. The purchase price of the stock is 85% of the lower of its beginning or end of the Plan year market price. Under the Plan, Schlumberger sold 27,587 shares in 1999, 34,158 shares in 2000 and 45,652 shares in 2001 to employees of the Company. Compensation cost has been computed for the fair value of the employees’ purchase rights and included in the preceding pro forma presentation, using the Black-Scholes model with the following assumptions

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
(amounts in thousands)

for 1999, 2000 and 2001: dividend of $0.75; expected life of one year; expected volatility of 40% for 1999, 38% for 2000 and 36% for 2001; and risk-free interest rates of 5.3% for 1999, 5.7% for 2000 and 3.0% for 2001.

2002 Stock Option Plan

In May 2002, our Board of Directors adopted and our stockholders approved our 2002 Stock Option Plan, referred to as the “2002 Plan.” The 2002 Plan will become effective concurrent with the effective date of the registration statement of which this prospectus is a part.

Number of Shares of Common Stock Available under the 2002 Plan.    The common stock initially reserved for issuance pursuant to exercise of awards under the 2002 Plan consists of                  shares of authorized but unissued NPTest common stock, subject to certain adjustments as described below. On the first day of each fiscal year of NPTest, the number of shares reserved for issuance under the 2002 Plan will be increased by an amount equal to the lesser of (i)                  shares or (ii)     % of the number of outstanding shares on the last trading day of the immediately preceding fiscal year. As of May 17, 2002, no options to purchase our common stock were issued and outstanding.

Persons Eligible to Receive Awards.    Employees and non-employee members of the board of directors of NPTest or any 50%-owned subsidiary of NPTest may participate in the 2002 Plan.

Consistent with the purposes of the 2002 Plan, the Company intends to make initial stock option grants to substantially all of our employees and non-employee directors effective concurrent with the effective date of the registration statement of which this prospectus is a part. These initial option grants will account for, in the aggregate, approximately          shares of our common stock. Subject to various local laws applicable to our non-U.S. employees and the discretion of our compensation committee, these option grants generally will become vested and exercisable over three years with 25% of the options becoming vested and exercisable on the date of grant and the remaining 75% becoming vested and exercisable in equal installments on the first, second and third anniversary dates of the grant, except that all grants to non-employee directors will be 100% vested and exercisable on the date of grant. We expect that the vesting of the initial options granted to our officers will accelerate upon a “change of control,” as defined in the option agreements, which term will exclude, among other things, a change of control that may result from this offering. Any shares purchased pursuant to such option grants are nontransferable during the 180-day period commencing on the date of this prospectus. These initial option grants will be subject to the individual option agreements entered into with each optionee as well as the terms of the 2002 Plan.

NPTest, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
(amounts in thousands)

10.    Related Party Transactions

The combined financial statements include allocations of certain corporate expenses, including legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other corporate and infrastructure costs. These services are provided by wholly owned subsidiaries of Schlumberger and are allocated to the Company. These allocations have been determined on bases that Schlumberger and NPTest considered to be a reasonable reflection of the utilization of services provided or the benefit received by NPTest. The allocation methods are based on the nature of the costs being allocated and include relative sales, headcount, square footage and others:

	Year Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
				(unaudited)
Selling, general and administrative	$7,059	$9,563	$8,396	$1,821	$2,148

Total	$7,059	$9,563	$8,396	$1,821	$2,148

The cost of net revenue includes amounts of $2,449, $3,238, $1,848, $325 and $533 for the years ended December 31, 1999, 2000, 2001 and for the quarters ended March 31, 2001, 2002 respectively for costs related to manufacturing outsourced to the Schlumberger factory in St. Etienne, France.

In certain countries, NPTest participates in Schlumberger’s centralized treasury and cash processes. In these countries, cash is managed either through zero balance accounts or an interest-bearing offsetting mechanism. Schlumberger cash pool is funded by Schlumberger through operations or long-term borrowing facilities.

The current related party receivables and payables balances included in the combined balance sheets represent amounts arising from inter-company transactions entered into by NPTest, to settle outstanding inter-company receivables and payables with other Schlumberger entities. Related party payables primarily relate to payroll, other employee costs and other shared services paid by Schlumberger on behalf of the Company.

In certain countries, there are tax sharing arrangements between NPTest and the respective entity of Schlumberger. In certain countries, NPTest is a division of the Schlumberger legal entity that is the ultimate taxpayer in that jurisdiction.

There are no lease commitments to Schlumberger or its subsidiaries.

11.    Commitments and Contingencies

NPTest is party to various legal proceedings and claims which arise in the ordinary course of business. As of December 31, 2001, there are no such matters pending that NPTest expects to be material in relation to its business, financial condition, results of operations or cash flows which have not been fully provided.

12.    Segment Information

The Company has adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” This statement requires enterprises to report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products, geographic areas and major customers. The method of determining what information to report is based upon the “management” approach. Our chief operating decision-maker reviews revenues by both geography and customer. We are not

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
(amounts in thousands)

organized into business units nor do we capture expenses or allocate resources based on segmentation of the business. Therefore, we believe that we operate in a single industry segment.

Our revenues by geographic area based on the location of customers are as follows :

	Year Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
				(unaudited)
France	$36,630	$63,135	$22,409	$6,027	$1,478
Italy	16,705	23,522	13,176	10,498	208
Other in Europe	5,377	9,643	16,146	4,696	1,940
United States	140,872	100,289	86,042	12,902	37,826
Other in North America	770	319	754	72	273
Taiwan	30,175	34,325	19,667	13,074	11,896
Malaysia	10,931	26,745	27,912	17,869	3,311
Other in Asia	16,811	16,073	14,336	3,657	2,022
Japan	13,767	12,283	20,490	642	8,686

	$272,038	$286,334	$220,932	$69,437	$67,640

Revenues outside North America were 48%, 65% and 60% of total revenues for the years ended December 31, 1999, 2000 and 2001, respectively and 81% and 44% for the quarters ended March 31, 2001 and March 31, 2002.

Customer A and Customer B accounted for approximately 45% and 17% of revenues for the year ended December 31, 1999, for 30% and 30% of revenues for the year ended December 31, 2000 for 37% and 18% of revenues for the year ended December 31, 2001.

Customer A and Customer B accounted for approximately 6% and 30% of accounts receivable at December 31, 2000 and for 39% and 12% of accounts receivable at December 31, 2001.

Property and equipment by location is as follows:

	December 31,
	2000	2001
Property and equipment, net:
United States	$32,457	$27,822
Other countries	5,388	3,030

	$37,845	$30,852

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
(amounts in thousands)

13.    Agreements with Schlumberger

The Master Transfer and Separation Agreement.    This agreement will contain the key provisions relating to the separation of NPTest from Schlumberger Technologies, Inc., Schlumberger Technology Corporation and Schlumberger B.V. (“Schlumberger Subsidiaries”). The details of the separation will be contained in various ancillary agreements which will be exhibits to the master agreement. The master agreement and the ancillary agreements will recognize that certain of the transactions described in those agreements have already occurred. The ancillary agreements include:

General Assignment and Assumption Agreement.    The agreement will identify the assets to be transferred by the Schlumberger Subsidiaries to NPTest, as well as the liabilities to be assumed by NPTest. The agreement will further describe when and how these transfers and assumptions will occur.

Master Patent License Agreement.    The agreement will allocate rights relating to patents and patent applications between the Schlumberger Subsidiaries and NPTest. The agreement will also contain covenants by the Schlumberger Subsidiaries and NPTest relating to infringement of patents that exist as of the date of separation.

Master Trademark Ownership and License Agreement.    The agreement will allocate rights relating to trademarks, service marks and trade names between the Schlumberger Subsidiaries and NPTest.

Employee Matters Agreement.    The agreement will allocate assets, liabilities and responsibilities relating to certain current and former employees of the Schlumberger Subsidiaries and their participation in the benefit plans, including stock plans that NPTest will sponsor and maintain.

Real Estate Matters Agreement.    The agreement will address real estate matters relating to certain property owned or leased by the Schlumberger Subsidiaries that will be transferred or shared with NPTest.

Master Confidential Disclosure Agreement.    The agreement will contain provisions requiring the Schlumberger Subsidiaries and NPTest not to disclose any confidential information of the other party, subject to certain exceptions.

Indemnification and Insurance Matters Agreement.    The agreement will provide for a mechanism for indemnification between the Schlumberger Subsidiaries and NPTest. In general, NPTest will indemnify and hold these Schlumberger Subsidiaries harmless from all liabilities arising from NPTest’s business and or any of NPTest's contracts and any breach of obligations under the Master Separation Agreement or any of the ancillary agreements. In turn they will indemnify and hold NPTest’s harmless from all liabilities arising from their business other than NPTest’s business and any breach of obligations under the Master Separation Agreement or any of the ancillary agreements.

Tax Sharing Agreement.    The agreement will set out the principles and responsibilities of the parties regarding the allocation of taxes and other related liabilities and adjustments with respect to taxes and audits. It will define responsibilities for the preparation and filing of returns, payment of taxes, and will include provisions concerning indemnifications, provision of information, mutual cooperation and related matters.

Master Transitional Services Agreement.    The agreement will set out the basis on which the Schlumberger Subsidiaries will provide to NPTest certain support services after the separation.

Master Technology Ownership and License Agreements.    The agreement will allocate intellectual property rights in technology other than patents, patent applications, invention disclosures, trademarks, trade names, service marks or related applications between the Schlumberger Subsidiaries and NPTest.

[NP Test Logo]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, all of which will be paid by affiliates of Schlumberger. All amounts are estimates, other than the registration fee, the NASD fee, and the New York Stock Exchange listing fee.

SEC Registration fee	$
New York Stock Exchange filing fee
New York Stock Exchange listing fee
Accounting fees and expenses
Legal fees and expenses
Printing and engraving expenses
Transfer agent fees and expenses
Blue sky fees and expenses
Miscellaneous fees and expenses

Total	$

Item 14.    Indemnification of Directors and Officers

NPTest, Inc. is incorporated under the laws of the State of Delaware. Section 102 of the Delaware General Corporation Law, or the DGCL, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of NPTest) by reason of the fact that the person is or was a director, officer, agent or employee of NPTest or is or was serving at our request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies (a) if the person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if the person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of NPTest, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of NPTest as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in these actions no indemnification shall be made in respect of a claim, issue or matter in which the person is found to be liable to NPTest, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for these actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to these actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

Our Amended and Restated Certificate of Incorporation includes a provision that indemnifies our directors to the fullest extent authorized or permitted by law except in connection with a proceeding initiated by a director unless such a proceeding is authorized by the board.

Our Bylaws provide that:

•	we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

•	we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by out board of directors; and

•	we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law.

The indemnification provisions contained in our Amended and Restated Certificate of Incorporation and Bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, we will obtain insurance on behalf of our directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of this status.

We have entered or intend to enter into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our Bylaws. These agreements, among other things, will provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of the person’s services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Item 15.    Recent Sales of Unregistered Securities

The Registrant has not issued and sold any unregistered securities other than:

(1)  In May 2002, the Registrant issued      shares to Schlumberger Technologies Inc. in connection with the transfer of assets and assumption of liabilities of our business owned by Schlumberger Technologies Inc.

(2)  The Registrant expects to issue          shares to Schlumberger B.V. in connection with the contribution of the non-U.S. business owned by Schlumberger B.V.

(3)  The Registrant expects to issue options to purchase up to              shares of common stock to officers, directors and employees of the Registrant pursuant to the 2002 Stock Option Plan as of the date of the prospectus.

The sale of these shares was exempt from registration under the Securities Act pursuant to Section 4(2) or Rule 701.

Item 16.    Exhibits and Financial Statement Schedules

Exhibit	Description

1.1	Form of Underwriting Agreement.*

3.1	Form of Amended and Restated Certificate of Incorporation.*

3.2	Form of Bylaws.*

4.1	Specimen Stock Certificate.*

5.1	Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.*

10.1	Form of Master Separation Agreement between Schlumberger and NPTest.*

10.2	Form of General Assignment and Assumption Agreement between Schlumberger and NPTest.*

10.3	Form of Master Technology Ownership and License Agreement between Schlumberger and NPTest.*

10.4	Form of Master Patent Ownership and License Agreement between Schlumberger and NPTest.*

10.5	Form of Master Trademark Ownership and License Agreement between Schlumberger and NPTest.*

10.6	Form of Employee Matters Agreement between Schlumberger and NPTest.*

10.7	Form of Tax Sharing Agreement between Schlumberger and NPTest.*

10.8	Form of Master Transitional Services Agreement between Schlumberger and NPTest.*

10.9	Form of Real Estate Matters Agreement between Schlumberger and NPTest.*

10.10	Form of Master Confidential Disclosure Agreement between Schlumberger and NPTest.*

10.11	Form of Indemnification and Insurance Matters Agreement between Schlumberger and NPTest.*

10.12	Form of 2002 Stock Option Plan.*

10.13	Form of Stock Option Agreements.*

10.14	Form of Indemnification Agreement between NPTest and each of its directors and executive officers.*

10.15	Form of Registration Rights Agreement.*

21.1	Subsidiaries of NPTest.*

23.1	Independent Auditors’ consent.

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included on Exhibit 5.10).*

24.1	Power of Attorney (included on signature page).

*	To be filed by amendment.

(b)    Financial Statement Schedules

The following financial statement schedule, together with the Report of Independent Auditors thereon, is filed as part of this Registration Statement:

Schedule II

VALUATION AND QUALIFYING ACCOUNTS

Allowance for Doubtful Accounts

Fiscal Year	Balance at Beginning of Year	Additions Charged to Income	Deductions	Balance at End of Year
	(Dollars in thousands)
1999	$353	549	—	$902
2000	$902	829	—	$1,731
2001	$1,731	—	(393)	$1,338

Inventory Reserve

Fiscal Year	Balance at Beginning of Year	Additions Charged to Income	Deductions(1)	Balance at End of Year
	(Dollars in thousands)
1999	$52,274	21,015	(13,068)	$60,221
2000	$60,221	8,028	(9,743)	$58,506
2001	$58,506	39,074	(5,060)	$92,520

(1)	Primarily comprised of release of reserves due to physical scrapping of inventory.

Item 17.    Undertakings

The Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)  for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)  for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on June 27, 2002.

NPTEST, INC.

By:	/s/ ASHOK BELANI
Name: Ashok Belani Title: Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ ASHOK BELANI Ashok Belani	Chief Executive Officer and Director	June 27, 2002

/s/ JORGE CELAYA Jorge Celaya	Chief Financial Officer	June 27, 2002

/s/ JACK SEXTON Jack Sexton	Controller and Chief Accounting Officer	June 27, 2002

* Euan Baird	Director	June 27, 2002

* Frank Sorgie	Director	June 27, 2002

* Dale Gaudier	Director	June 27, 2002

Brian Bachman	Director

Ned Hayes	Director

*By:	/s/ ROLAND EWUBARE
Roland Ewubare Attorney-in-fact

EXHIBIT INDEX

Exhibit	Description

1.1	Form of Underwriting Agreement.*

3.1	Form of Amended and Restated Certificate of Incorporation.*

3.2	Form of Bylaws.*

4.1	Specimen Stock Certificate.*

5.1	Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.*

10.1	Form of Master Separation Agreement between Schlumberger and NPTest.*

10.2	Form of General Assignment and Assumption Agreement between Schlumberger and NPTest.*

10.3	Form of Master Technology Ownership and License Agreement between Schlumberger and NPTest.*

10.4	Form of Master Patent Ownership and License Agreement between Schlumberger and NPTest.*

10.5	Form of Master Trademark Ownership and License Agreement between Schlumberger and NPTest.*

10.6	Form of Employee Matters Agreement between Schlumberger and NPTest.*

10.7	Form of Tax Sharing Agreement between Schlumberger and NPTest.*

10.8	Form of Master Transitional Services Agreement between Schlumberger and NPTest.*

10.9	Form of Real Estate Matters Agreement between Schlumberger and NPTest.*

10.10	Form of Master Confidential Disclosure Agreement between Schlumberger and NPTest.*

10.11	Form of Indemnification and Insurance Matters Agreement between Schlumberger and NPTest.*

10.12	Form of 2002 Stock Option Plan.*

10.13	Form of Stock Option Agreements.*

10.14	Form of Indemnification Agreement between NPTest and each of its directors and executive officers.*

10.15	Form of Registration Rights Agreement.*

21.1	Subsidiaries of NPTest.*

23.1	Independent Auditors’ consent.

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included on Exhibit 5.10).*

24.1	Power of Attorney (included on signature page).

*	To be filed by amendment.